AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 1998
                                                          FILE NO.  0-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               ----------------

                                    FORM 10
                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                     HARVEYS ACQUISITION CORPORATION

                     (Exact Name of Registrant as
                        Specified in Its Charter)


                  NEVADA                           [To be applied for]
     (State or Other Jurisdiction of                (I.R.S.  Employer
      Incorporation or Organization)               Identification No.)

   1999 AVENUE OF THE STARS, SUITE 1200
         LOS ANGELES, CALIFORNIA                          90067
          (Address of Principal                        (Zip Code)
            Executive Offices)

                               ----------------

              Registrant's telephone number, including area code:
                                 310-282-8820

                                   Copies to:
       Richard Ekleberry, Esq.                 Jonathan H. Grunzweig, Esq.
   Harveys Acquisition Corporation      Skadden, Arps, Slate, Meagher & Flom LLP
     201 Main Street, Suite 2420                 300 South Grand Avenue
       Ft. Worth, Texas 76102                 Los Angeles, California 90071

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


              NOT APPLICABLE                          NOT APPLICABLE
           Title of each class                Name of each exchange on which
           to be so registered                 each class to be registered

                               ----------------

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                               (Title of class)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                              TABLE OF CONTENTS

Item 1.   Business. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
Item 2.   Financial Information.. . . . . . . . . . . . . . . . . . . . . . . .   20
Item 3.   Properties. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   35
Item 4.   Security Ownership of Certain Beneficial Owners and Management. . . .   36
Item 5.   Directors and Executive Officers. . . . . . . . . . . . . . . . . . .   37
Item 6.   Executive Compensation. . . . . . . . . . . . . . . . . . . . . . . .   39
Item 7.   Certain Relationships and Related Transactions. . . . . . . . . . . .   47
Item 8.   Legal Proceedings.. . . . . . . . . . . . . . . . . . . . . . . . . .   49
Item 9.   Market Price of and Dividends on the Registrant's Common Equity and
          Related Stockholder Matters.. . . . . . . . . . . . . . . . . . . . .   49
Item 10.  Recent Sales of Unregistered Securities. . . . . . . . . . . . . . .    49
Item 11.  Description of Registrant's Securities to be Registered. . . . . . .    50
Item 12.  Indemnification of Directors and Officers. . . . . . . . . . . . . .    51
Item 13.  Financial Statements and Supplementary Data. . . . . . . . . . . . .    51
Item 14.  Changes in and Disagreements With Accountants on Accounting and
          Financial Disclosure.. . . . . . . . . . . . . . . . . . . . . . . .    51
Item 15.  Financial Statements and Exhibits. . . . . . . . . . . . . . . . . .    51

Index to Consolidated Financial Statements . . . . . . . . . . . . . . . . . .   F-1

     CERTAIN STATEMENTS IN THIS REGISTRATION STATEMENT (THE "REGISTRATION STATEMENT") CONTAIN OR MAY CONTAIN INFORMATION THAT IS FORWARD-LOOKING WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS AND WILL BE AFFECTED BY A VARIETY OF RISKS AND FACTORS INCLUDING, WITHOUT LIMITATION, THE FAILURE OF THE COMPANY (AS DEFINED HEREIN) TO SUCCESSFULLY CONSUMMATE THE MERGER (AS DEFINED HEREIN); THE INABILITY OF HARVEYS (AS DEFINED HEREIN) AND CERTAIN OFFICERS AND OTHER AFFILIATES OF HARVEYS AND THE COMPANY TO OBTAIN GAMING LICENSES OR PERMITS IN JURISDICTIONS WHERE THE CURRENT OR PLANNED BUSINESS OF HARVEYS REQUIRES SUCH LICENSES OR PERMITS; THE LIMITATION, CONDITIONING, REVOCATION OR SUSPENSION OF ANY SUCH GAMING LICENSES OR PERMITS; A FINDING OF UNSUITABILITY OR DENIAL BY REGULATORY AUTHORITIES WITH RESPECT TO ANY OFFICERS, DIRECTORS OR KEY EMPLOYEES REQUIRED TO BE FOUND SUITABLE; LOSS OR RETIREMENT OF KEY EXECUTIVES; INCREASED COMPETITION IN EXISTING MARKETS OR THE OPENING OF NEW GAMING JURISDICTIONS (INCLUDING IN NATIVE AMERICAN LANDS); A DECLINE IN THE PUBLIC ACCEPTANCE OF GAMING; INCREASES IN OR NEW TAXES OR FEES IMPOSED ON GAMING REVENUES OR GAMING DEVICES; SIGNIFICANT INCREASES IN FUEL OR TRANSPORTATION PRICES; ADVERSE ECONOMIC CONDITIONS IN HARVEYS' KEY MARKETS; AND SEVERE OR UNUSUAL WEATHER IN HARVEYS' KEY MARKETS. IN ADDITION, THE FINANCING REQUIRED FOR THE MERGER MAY SUBSTANTIALLY INCREASE THE LEVERAGE AND OTHER FIXED CHARGE OBLIGATIONS OF HARVEYS. THE LEVEL OF HARVEYS' INDEBTEDNESS AND OTHER FIXED CHARGE OBLIGATIONS COULD HAVE IMPORTANT CONSEQUENCES, INCLUDING BUT NOT LIMITED TO THE FOLLOWING: (1) A SUBSTANTIAL PORTION OF HARVEYS' CASH FLOW FROM OPERATIONS WOULD BE DEDICATED TO DEBT SERVICE AND OTHER FIXED CHARGE OBLIGATIONS AND WOULD NOT BE AVAILABLE FOR OTHER PURPOSES; (2) HARVEYS' ABILITY TO OBTAIN ADDITIONAL FINANCING IN THE FUTURE FOR WORKING CAPITAL, CAPITAL EXPENDITURES OR ACQUISITIONS MAY BE LIMITED; AND (3) HARVEYS' LEVEL OF INDEBTEDNESS COULD LIMIT ITS FLEXIBILITY IN REACTING TO CHANGES IN ITS INDUSTRY AND ECONOMIC CONDITIONS GENERALLY. READERS SHOULD CAREFULLY REVIEW THIS REGISTRATION STATEMENT IN ITS ENTIRETY, INCLUDING BUT NOT LIMITED TO HARVEYS' AND THE COMPANY'S RESPECTIVE FINANCIAL STATEMENTS AND THE NOTES THERETO. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO SUCH FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF.

ITEM 1.  BUSINESS.

THE COMPANY

     Harveys Acquisition Corporation (the "Company") was formed at the direction of Colony Investors III, L.P., a Delaware limited partnership ("Colony III") and an affiliate of Colony Capital, Inc. ("Colony
Capital") of Los Angeles, California, under the laws of the State of Nevada on January 30, 1998. The Company has conducted no business other than in connection with the Merger Agreement (as defined herein).

     The Company and Harveys Casino Resorts, a Nevada corporation ("Harveys"), entered into an Agreement and Plan of Merger dated as of February 1, 1998 (the "Merger Agreement"). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions to the obligations of the parties under the Merger Agreement, including the receipt of certain approvals from the gaming authorities of the States of Nevada, Colorado and Iowa, the Company will be merged (the "Merger") with and into Harveys. In the Merger, each share of common stock ("Common Stock") of Harveys outstanding at the time the Merger becomes effective (the "Effective Time") (other than shares of Common Stock held in Harveys' treasury) will be converted into the right to receive cash as provided in the Merger Agreement.
 Harveys will be the surviving corporation in the Merger and continue its current business operations.

     In connection with the Merger, the Company expects to issue shares of its Class A Common Stock ("Class A Common") to Colony HCR Voteco, LLC, a Delaware limited liability company ("Voteco") owned and managed solely by Thomas J. Barrack, Jr., the Chairman and Chief Executive Officer of the general partner of Colony III, and Kelvin L. Davis, the President and Chief Operating Officer of the indirect general partner of Colony III, and shares of its Class B Common Stock ("Class B Common") to Colony III. See "Item 2. Financial Information -The Company." Holders of Class A Common are entitled to one vote per share in all matters to be voted on by stockholders of the Company. Holders of Class B Common have no vote, except as otherwise expressly required by law.

     Shares of Class A Common held by Voteco will be subject to a Transfer Restriction Agreement (the "Transfer Restriction Agreement") by and among Messrs. Barrack and Davis, Voteco and Colony III. The Transfer Restriction Agreement will provide, among other things, that (1) Colony III has the option to purchase shares of Class A Common from Voteco in connection with sales of Class B Common by Colony III to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws, and (2) Voteco will not transfer ownership of shares of Class A Common owned by it except pursuant to such option of Colony III. See "Item 4. Security Ownership of Certain Beneficial Owners and Management." In addition, the Articles of Incorporation of the Company provide that no stock or other securities issued by the Company and no interest, claim or charge therein or thereto may be transferred, except in accordance with the provisions of the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"). See "Item 11. Description of Registrant's Securities to be Registered."

     In addition, the Company has entered into a Memorandum of Understanding dated February 1, 1998 (the "MOU") with three senior executive officers of Harveys. The MOU provides, among other things, that the Company shall grant to certain executive officers of Harveys the number of shares of Class A Common and Class B Common that is equivalent in the aggregate to 3% of the Class A Common and Class B Common, respectively, outstanding as of the Effective Time.

     It is expected that, following the Merger, Colony III will own approximately 97% of the outstanding non-voting common stock of Harveys through the ownership of 97% of the outstanding non-voting Class B Common, Voteco will own 97% of the voting stock in Harveys through the ownership of 97% of the outstanding voting Class A Common, and certain executive officers of Harveys will own 3% of the outstanding non-voting common stock and voting stock of Harveys through the ownership of 3% of each of the outstanding Class A Common and outstanding Class B Common. See "Item 4. Securities Ownership of Certain Beneficial Owners and Management." As a result, Voteco will be able to govern all matters of the Company that are subject to the vote of stockholders, including the appointment of directors and the amendment of the Company's Articles of Incorporation and Bylaws. Pursuant to the MOU, HAC has agreed to appoint Charles W. Scharer, currently Chairman of the Board of Directors, President and Chief Executive Officer of Harveys, to be a director of the Company, and Stephen L. Cavallaro, currently Chief Operating Officer (Subsidiary Properties) of Harveys, to serve as a non-voting observer of the Board of Directors of the Company.

     The Company currently intends to finance the Merger and pay related fees and expenses with (1) proceeds from the issuance of Class B Common to Colony III, (2) proceeds from the issuance of non-voting preferred stock (the "Series A Preferred"), currently contemplated to be issued to affiliates of Colony Capital and/or to third parties, (3) borrowings under a $185 million credit facility (the "Amended and Restated Credit Facility") and (4) Harveys' available cash (collectively, the "Proposed Financing"). The Company has no commitments from Colony Capital or any other person to obtain the financing sources described above, other than a commitment (the "Commitment") by Wells Fargo Bank, National Association ("Wells Fargo"), to fund up to $150 million of a loan (the "Loan") by Wells Fargo to the Company, which is expected to be refinanced principally through the Amended and Restated Credit Facility, and the Amended and Restated Credit Facility. Such commitment is subject to the satisfaction of conditions precedent customary for facilities of this nature including, without limitation, negotiation and execution of definitive documentation relating to such facilities. Subsequent to providing the Commitment, Wells Fargo agreed to utilize its best efforts to syndicate increases in the Loan and the Amended and Restated Credit Facility to $185 million. Funding under the $185 million loan and the Amended and Restated Credit Facility would be subject to the satisfaction of customary conditions precedent. If the Merger is consummated, the actual types and amounts of funds utilized to finance the Merger and pay related fees and expenses may differ based on prevailing circumstances at the time. In addition, use of the Proposed Financing is subject to, among other matters, applicable gaming authority approvals and the consent (the "Consent") of the holders of Harveys' 10-5/8% Senior Subordinated Notes due 2006 (the "Notes") to proposed waivers of and amendments to certain provisions of the indenture (as supplemented to date, the "Indenture") governing the Notes. In the consent solicitation, Harveys is seeking (1) the one-time waiver of the applicability of the Indenture to the Merger, including the waivers of (a) the change of control covenant in the Indenture and (b) the "Merger, Consolidation or Sale of Assets" provision in the Indenture that may restrict the financing of the merger and related transactions, and (2) to amend certain provisions in the indenture to be consistent with the original intent of the initial purchasers of the Notes and to provide the Company with certain additional flexibility in financing following the Merger. There can be no assurance that Harveys will obtain the Consent. If Harveys does not obtain the Consent, the Company may, in compliance with the existing terms of the Indenture, pursue consummation of the Merger utilizing an alternative financing arrangement that would permit the Company to consummate the Merger without waiver or amendment of any provisions of the Indenture. The Merger is subject to satisfaction or waiver of certain conditions, including the receipt of gaming regulatory approvals, and there can be no assurance that it will be consummated. See "-Harveys Casino Resorts-Regulatory Matters."

     The Company is filing this Form 10 Registration Statement (the "Registration Statement") voluntarily. The Company is not required to file this Registration Statement pursuant to the Exchange Act or the rules and regulations of the Securities and Exchange Commission (the "SEC") promulgated thereunder.

HARVEYS CASINO RESORTS

     The following information about the business of Harveys, and the financial information regarding Harveys and information derived therefrom appearing elsewhere herein, is derived from the annual, quarterly and other reports and proxy statement filed by Harveys with the SEC.

     OVERVIEW

     Harveys is an established owner, operator and developer of high-quality hotel/casinos in Nevada and new gaming jurisdictions. Harveys, through its wholly owned subsidiary Harveys Tahoe Management Company, Inc. ("HTMC"), owns and operates Harveys Resort Hotel/Casino ("Harveys Resort"), the Lake Tahoe area's largest hotel/casino. Harveys Resort, in operation since 1944, is situated on the south shore of scenic Lake Tahoe on the Nevada/California state line. Harveys, through its wholly owned subsidiary Harveys C.C. Management Company, Inc. ("HCCMC"), owns and operates Harveys Wagon Wheel Hotel/Casino ("Harveys Wagon Wheel") in Central City, Colorado, which opened in December 1994 as the first major hotel/casino serving the greater Denver area. Harveys, through its wholly owned subsidiary Harveys Iowa Management Company, Inc. ("HIMC"), owns and operates a riverboat casino and hotel/convention center in Council Bluffs, Iowa ("Harveys Casino Hotel") across the Missouri River from Omaha, Nebraska. The Harveys Casino Hotel riverboat casino opened on January 1, 1996 and is one of only three operators in the Omaha/Council Bluffs gaming market, which includes one other riverboat casino and a slot machine operator at the local dogtrack. The adjacent land-based hotel and convention center facilities opened in May 1996.

Until October 24, 1997, Harveys, through its wholly owned subsidiary, Harveys L.V. Management Company, Inc. ("HLVMC"), owned 40% of the equity interest in Hard Rock Hotel, Inc. ("HRHC"), which owns the Hard Rock Hotel and Casino in Las Vegas, Nevada. HLVMC managed the Las Vegas hotel and casino pursuant to a management contract with HRHC. On October 24, 1997, Harveys sold (the "Hard Rock Sale") its 40% equity interest and its interest in the management contract to HRHC.

     Harveys Resort was originally founded on the south shore of Lake Tahoe by Harvey and Llewellyn Gross in 1944 as a one-room saloon, cafe and casino. Major additions to the property were made in 1955 and 1963, and since 1979 Harveys has pursued a master plan through which it has developed the property into a major hotel/casino consisting of 740 hotel rooms, an 82,000-square foot casino, 23,000 square feet of convention space, 2,946 parking spaces, the 280-seat Emerald Theater and Cabaret, a wedding chapel, restaurants and retail shops, a pool, a health club and a video arcade. Mr. Gross ran Harveys Resort until the early 1980s, when he transferred responsibilities to an experienced casino management team. Today, Harveys Resort offers its customers high-quality hotel rooms, excellent dining facilities, an exciting location, entertaining events and a lively gaming atmosphere.

     Through Harveys Wagon Wheel, which opened in December 1994, Harveys established the first major hotel/casino serving the greater Denver area, Colorado's major population center of more than 2 million people. Harveys Wagon Wheel includes 1,046 slot machines, 18 table games and a nine-table poker area, a 118-room hotel and 730 on-site parking spaces. Other amenities include a Tony Roma's Famous for Ribs restaurant and a Tony Roma's Express, an entertainment lounge and a children's arcade.

     The Harveys Casino Hotel riverboat casino accommodates 2,352 passengers and is berthed on the Missouri River directly across from Omaha, Nebraska in Council Bluffs, Iowa. The riverboat casino has 28,250 square feet of casino space on three decks and contains 1,084 slot machines, 51 table games and a seven-table poker area. The land-based amenities, which opened in May 1996, include surface parking for approximately 2,300 cars and a 14-story, 251-room hotel with a 21,000-square foot convention center.

     BUSINESS STRATEGY

     Harveys' business strategy is to develop premium hotel/casino facilities in markets in which Harveys believes it can establish and maintain a prominent position or niche. Each of Harveys' properties offers casino gaming and a full range of amenities in a friendly atmosphere that caters to middle- and upper middle-income customers. This strategy emphasizes the following elements:

     HIGH-QUALITY FACILITIES AND SUPERIOR CUSTOMER SERVICE. As part of its commitment to providing a quality entertainment experience for its patrons, Harveys is dedicated to ensuring a high level of customer satisfaction and loyalty by providing distinctive and modern accommodations and attentive customer service in a friendly atmosphere. Management recognizes that consistent quality and a comfortable atmosphere can differentiate its facilities from the competition in all of its markets. Harveys strives to meet customer demand by furnishing each of its properties with a variety of restaurants and non-gaming amenities. To foster a high level of customer satisfaction through attentive customer service, management plays an active role in the training of all of its employees at all levels. Harveys' goal of becoming a truly customer-focused organization has been achieved at all Harveys' properties through training programs, role playing and simulations. Management believes that these programs have evolved to provide Harveys' customers with a truly unique experience. Harveys has implemented attractive employee benefit programs at all of its facilities to recruit and retain friendly, professional employees.

     STRATEGIC LOCATIONS. Management believes that location is the key to attracting customers. South Lake Tahoe, which draws approximately 2 million visitors per year, is a unique gaming location because of its natural surroundings and variety of outdoor attractions and activities. Harveys Resort is strategically placed on a site adjacent to the California border in close proximity to more than 6,500 hotel and motel rooms in non-gaming facilities. Harveys Wagon Wheel is located on a highly visible site in Central City, Colorado, a picturesque mountain town approximately 35 miles west of Denver. Harveys Casino Hotel is within a ten-minute drive of the Omaha/Council Bluffs metropolitan regional airport and is located directly off Interstate 29, Interstate 80 and Interstate 480.

     TARGETED CUSTOMER BASE. Harveys targets middle- to upper middle-income customers who tend to have more disposable income for gaming and entertainment. Harveys Resort seeks to attract these customers by offering well-appointed rooms and a "party" atmosphere for those seeking nightlife and entertainment. Harveys also has established extensive customer databases and uses sophisticated player tracking systems to award cash rebates or promotional allowances, such as complimentary rooms, food, beverage and entertainment, when gaming play warrants. Management believes that by continuing to focus its efforts on the maintenance of customer relationships and the Harveys image, it will increase its share of higher-income customers attracted to the South Lake Tahoe market. Harveys Wagon Wheel targets middle-to upper middle-income customers from the greater Denver area who seek a quality gaming experience, convenient parking and overnight accommodations. By offering a facility with overnight accommodations and more amenities than are offered by other casinos in the Central City/Black Hawk market, Harveys Wagon Wheel has been successfully building a loyal customer base. Harveys Wagon Wheel opened a 530 space parking garage in June 1997, providing a new level of parking convenience for customers. Harveys Casino Hotel targets frequent, mid-level players from Omaha, Council Bluffs and the surrounding areas. Harveys believes that the hotel and convention facilities, opened in mid-1996, attract new players by capturing overnight guests as well as meetings and small conventions business. In addition, by promoting itself as "Harveys, You Can Have It All!" management believes that Harveys Casino Hotel attracts a large percentage of the gaming revenues generated by the Omaha/Council Bluffs regional population and visitors to the Omaha/Council Bluffs area.

     EFFECTIVE MARKETING. In February 1997, Harveys announced that Bill Cosby agreed to become a spokesperson for Harveys. Under a contractual relationship with Harveys, Mr. Cosby is actively involved in promoting Harveys through entertainment appearances at Harveys' properties and through commercial messages, including television and radio. Harveys believes that this association has been and will continue to be helpful in enhancing the national visibility of Harveys.

     Since 1989, Harveys has aggressively promoted Harveys Resort and a lively image through television, radio, billboard and print advertising. The current advertising, with Bill Cosby as the centerpiece of the campaign, features Harveys Resort as the "Tahoe Players Club." Since 1989, Harveys has increased its share of gaming revenues in South Lake Tahoe from approximately 24% to approximately 28% in 1997, due largely to its targeted marketing strategy. Harveys attracts customers to Harveys Wagon Wheel by aggressively promoting the facility's hotel rooms, on-site parking, quality dining facilities and varied entertainment activities in a market in which such amenities are a distinct competitive advantage. Harveys Casino Hotel is marketed as "Harveys, You Can Have It All!" in the Omaha/Council Bluffs market through the extensive use of television and newspaper advertisement, billboards, regular promotions and sweepstakes as well as point-of-sale materials located in local hotels, restaurants and other visitor attractions.

     EMPHASIS ON SLOT PLAY. Responding to the increased popularity of slot machines over the past several years, Harveys has shifted its gaming mix toward slot machines. The mix of slot machines is closely matched to the demand of the customer base at each property. Harveys Resort, for instance, now includes a greater percentage of $1 and higher denominated machines to appeal to the higher-income gaming clientele of Harveys Resort, including $5, $25 and $100 slot machines offered within a premium player section. This increase in higher denominated machines increased win per unit at Harveys Resort by approximately 28% between 1988 and 1997. Harveys Wagon Wheel offers 1,046 slot machines, approximately 246 more machines than are currently offered by any other gaming facility in the area, and Harveys Casino Hotel offers 1,084 slot machines. Slot machines, which are less labor intensive and require less square footage than table games, also generate higher profit margins compared to table games. Harveys monitors payout percentages closely and ensures that its slot machine payouts are competitive.

     HARVEYS RESORT. Harveys Resort, the largest hotel/casino in the Lake Tahoe area, is located on approximately 19.8 acres on U.S. Highway 50, the main route through South Lake Tahoe. The hotel/casino, situated on the south shore of Lake Tahoe with a panoramic view of the lake and surrounding mountains, is among Lake Tahoe's most modern facilities. The main structure is an all-glass 17-story tower which was completed in 1991, connected to a 12-story tower which was completely re-built in 1982. Harveys Resort features 740 rooms, 36 of which are luxury suites, and an 82,000-square foot casino containing approximately 2,060 slot machines, 95 table games, a 13-table poker area, a race and sports book and a keno lounge. Other amenities include 23,000 square feet of convention space, 2,946 parking spaces, the 280-seat Emerald Theater and Cabaret, a wedding chapel, restaurants, retail shops, a pool, a health club and a video arcade. Harveys Resort's eight restaurants offer a wide variety of high quality food and consist of a coffee shop, a Mexican restaurant, a seafood and pasta restaurant, a premier steakhouse, a buffet, a snack bar, Llewellyn's, Harveys Resort's award-winning restaurant featuring top quality food and a spectacular view of Lake Tahoe, and a Hard Rock Cafe, located on the casino floor, which is owned and operated by Hard Rock Cafe International (USA), Inc. In recognition of the outstanding quality of the facility and its excellent service, Harveys Resort has received the AAA Four Diamond Award every year for the last 17 years. Harveys has expended approximately $14.0 million and approximately $1.3 million remains reserved for capital expenditures at Harveys Resort through 1997 and 1998 to date to increase Harveys' market share and to position Harveys to benefit from the ongoing South Lake Tahoe Redevelopment Project. In 1984, the City of South Lake Tahoe, California, adopted a redevelopment plan and created the South Tahoe Redevelopment Agency. The redevelopment plan has resulted in the removal of numerous older motel and retail properties along Highway 50 through the City of South Lake Tahoe. The properties were demolished, creating a scenic open space corridor containing public facilities and wetlands. The redevelopment plan resulted in a 400-room Embassy Suites hotel on the California-Nevada state line, completed in 1991. It is anticipated that the next phase of redevelopment will involve the condemnation of certain older motels and retail establishments located within one mile of Harveys Resort and the replacement thereof with a regional transit center including an aerial tram to the Heavenly ski area, parking facilities, a theater complex, retail space, upscale hotels and vacation interval units. It is anticipated that the third phase, also to be located immediately adjacent to the California-Nevada state line, will result in a regional convention facility, hotel, retail space, regional parking facilities and various public amenities.

     The Lake Tahoe area is a unique gaming location because of its natural surroundings and variety of year-round outdoor recreational activities, including skiing, boating, fishing and golfing. The South Lake

Tahoe area draws tourists primarily from nearby Reno and Northern California. There are four major casinos in this market to serve the approximately 2 million annual visitors.

     HARVEYS WAGON WHEEL. Through Harveys Wagon Wheel, which opened in December 1994, Harveys established the first major hotel/casino serving the greater Denver area. Harveys Wagon Wheel is located on a highly visible site in Central City, Colorado, a picturesque mountain town approximately 35 miles west of Denver. Unlike most existing gaming facilities in the Central City area, which offer no overnight accommodations, scarce on-site parking and few non-gaming amenities, Harveys Wagon Wheel includes approximately 40,000 square feet of casino space, 1,046 slot machines, 18 table games, a nine-table poker area, a 118-room hotel and 730 on-site parking spaces, including 530 spaces in the market's first self-parking garage which was completed in June of 1997. Other amenities include a Tony Roma's Famous for Ribs restaurant and a Tony Roma's Express, an entertainment lounge and a children's arcade. No other casino in Central City/Black Hawk currently offers all of these amenities. HCCMC also owns approximately 40 acres of undeveloped land adjacent to the Harveys Wagon Wheel facility.

     HARVEYS CASINO HOTEL. On January 1, 1996, Harveys opened, as the first phase of Harveys Casino Hotel, a 2,352-passenger riverboat casino berthed on the Missouri River directly across from Omaha, Nebraska in Council Bluffs, Iowa. The riverboat casino has 28,250 square feet of casino space on three decks and contains 1,084 slot machines, 51 table games and a seven-table poker area. On May 24, 1996, Harveys opened the second phase of Harveys Casino Hotel, including surface parking for approximately 2,300 cars, and a 14-story, 251-room hotel with a 21,000-square foot convention center.
Harveys Casino Hotel is within a ten-minute drive of the Omaha/Council Bluffs regional airport and is located directly off of Interstate 29, Interstate 80 and Interstate 480.

     Harveys Casino Hotel is located on a 60-acre parcel of land which Harveys acquired from the City of Council Bluffs. Approximately 20 acres of the site are occupied by a municipal nine-hole golf course, which is leased to the City of Council Bluffs for a nominal fee. This arrangement allows Harveys the option of using this land for future expansion needs. In addition, Harveys has acquired an adjacent 44-acre site to accommodate future expansion or support facilities.

     Harveys Casino Hotel's target market is the approximately 760,000 residents in the greater Omaha/ Council Bluffs metropolitan area and the nearly 3 million residents within a three-hour drive of the facility. In addition, the casino, hotel and convention facilities are marketed to the estimated 2.7 million visitors and tourists who visit the Omaha metropolitan area annually. Harveys Casino Hotel markets itself as "Harveys, You Can Have It All!" in the Omaha/Council Bluffs market through the extensive use of television and newspaper advertisement, billboards, regular promotions and sweepstakes as well as point-of-sale materials located in local hotels, restaurants and other visitor attractions. Harveys Casino Hotel targets frequent, mid-level players from Omaha, Council Bluffs and the surrounding area. Harveys believes that the hotel and convention facilities attracts new players by capturing overnight guests and individuals attending meetings and small conventions. In addition, management believes that promoting the property as "Harveys, You Can Have It All!" has contributed to making Harveys Casino Hotel the number one performing riverboat casino (based on gaming revenues) in Iowa.

     COMPETITION

     LAKE TAHOE. Harveys competes for customers primarily on the basis of location, range and pricing of amenities and overall atmosphere. Several of the competitors of Harveys Resort have substantially greater name recognition and financial and marketing resources. Harveys Resort competes with a number of other hotel/casinos at Lake Tahoe and, to a lesser extent, with hotel/casino operations located in Reno, Las Vegas and Laughlin, Nevada and Native American owned casinos in California. In South Lake Tahoe, Harveys Resort competes primarily with three other major casino operations: Harrah's Lake Tahoe, Caesars Tahoe and the Horizon Casino Resort.

     In 1987, the Tahoe Regional Planning Agency, an entity approved by Congress and established under a bi-state compact reached between the states of California and Nevada, placed restrictions on additional commercial, residential and tourist accommodation construction at Lake Tahoe in an effort to curb development and to preserve the local environment. Under the bi-state compact and community plan constraints, future tourist accommodation units added to the market will be required to mitigate their environmental impacts. Such measures may include replacing an imposed multiple of older tourist accommodation units. The limited number of rooms available at Lake Tahoe, however, allows Lake Tahoe hotel/casino operators to achieve much higher nightly room rates than those in most other gaming jurisdictions. The occupancy rate for the 2,250 upscale rooms in the four major south Lake Tahoe casinos has historically been between 80% and 85%, while the occupancy rate in the motels is typically between 40% and 50%. It is estimated that the average day room rate for the Lake Tahoe hotel/casinos is over $100, compared to average estimated rates of $25 to$65 for Las Vegas, Reno and Laughlin.
The Tahoe Regional Planning Agency has imposed significant restrictions on construction as well as on expansion of gaming facilities. These restrictions prohibit existing casinos from expanding cubic volume of structures housing gaming and limit expansion of the gaming areas within such structures. Harveys believes that because of such restrictions, it is unlikely that any new hotel/casinos will commence operations at Lake Tahoe or that any of the smaller existing casinos will expand to a size that could make them competitive with the four major casinos; however, Harveys expects that the four major hotel/casinos will continue to compete intensely.

     In addition, as a result of the approval of state proposition 5 in California in November 1998, additional competition could result from an increase in the number of casinos on Native American lands in California, including on lands that are between Harveys Resort and major population centers and proximate to Highway 50, the primary road route to South Lake Tahoe.

     CENTRAL CITY/BLACK HAWK. Harveys Wagon Wheel competes primarily with the six casinos with the largest number of gaming devices in Central City and Black Hawk as well as the 24 smaller gaming establishments in operation as of November 1, 1998, in Central City and Black Hawk. The six largest casinos, together with Harveys Wagon Wheel, currently control more than 56% of all gaming devices in the Central City/Black Hawk area. See "Harveys Wagon Wheel" above. In addition, as of November 1, 1998, there were approximately 21 other gaming establishments operating within Cripple Creek, the third city in the state of Colorado where gaming is legal, and two establishments located on two Native American reservations in southwest Colorado. The adjacent cities of Central City and Black Hawk form Colorado's primary gaming market. In this market the majority of the existing gaming establishments lack on-site parking, overnight accommodations and non-gaming amenities. One new gaming establishment offering on-site parking and overnight accommodations opened in Black Hawk in June 1998. A number of other projects are either under construction or in the planning stages. Some or all of these projects may include on-site parking, overnight accommodations or other amenities that would increase competition with Harveys Wagon Wheel. Two casinos currently under development in Black Hawk would be among the five largest casinos in the area, based on proposed aggregate numbers of slot machines and table games. Substantially all recent casino development in the Central City/Black Hawk market has occurred in Black Hawk, which is closer to Denver than Central City. There can be no assurance that the concentration of casinos in Black Hawk and its proximity to Denver will not adversely affect the number of gaming customers visiting Central City. Currently, limited stakes gaming in Colorado is legal in Central City, Black Hawk, Cripple Creek and two Native American reservations in southwest Colorado. However, there can be no assurances that limited stakes gaming will not be approved in other Colorado communities in the future, or that other forms of gaming will not be legalized in the Central City/Black Hawk area or other Colorado communities. The legalization of gaming closer to Denver, the major population center of Colorado, would likely have a material adverse effect on Harveys' operation in Central City.

     OMAHA/COUNCIL BLUFFS. Harveys Casino Hotel, with its riverboat casino that opened on January 1, 1996 and the adjacent 251-room hotel and 21,000-square foot convention center that opened on May 24, 1996, provided the first of only three major hotel products in the city. Harveys' target markets are the residential population base (approximately 760,000) of the greater Omaha/Council Bluffs area, and the nearly 3 million residents within a three-hour drive of the facility. Additionally, Harveys' hotel and convention facilities are marketed to an estimated 2.7 million visitors and tourists who visit the Omaha metropolitan area annually, which now offers approximately 7,000 hotel and motel units and is home to major tourist attractions such as zoos, museums, pari-mutuel tracks and historic monuments.
 Harveys' casino competes with Ameristar Casino Inc.'s riverboat casino in Council Bluffs, which opened on January 19, 1996, as well as with the slot machines installed at a dogtrack in the Council Bluffs area and other amusement attractions. Should casino-style gaming be legalized in Nebraska, and should gaming facilities be opened in Omaha, Nebraska, Harveys Casino Hotel could be materially adversely affected.

     EMPLOYEES

     As of October 28, 1998, Harveys had approximately 4,125 employees. Management believes that employee relations are good. Harveys has entered into a collective bargaining agreement that covers approximately ten employees. This agreement relates to stage-hand employees who provide support to entertainment facilities at Harveys Resort. None of Harveys' other employees are represented by labor unions.

     REGULATORY MATTERS

     NEVADA GAMING LAWS AND REGULATIONS. The ownership and operation of casino gaming facilities in Nevada and the manufacture and distribution of gaming devices and cashless wagering systems for use or play in Nevada or for distribution outside of Nevada are subject to (1) the Nevada Act and (2) various local ordinances and regulations. Harveys' gaming operations are subject to the licensing and regulatory control of the Nevada State Gaming Control Board (the "Nevada Board") and the Nevada Gaming Commission (the "Nevada Commission"). The Nevada Board and the Nevada Commission are collectively referred to hereinafter as the "Nevada Gaming Authorities."

     The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (1) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (2) the strict regulation of all persons, locations, practices, associations and activities related to the operation of licensing gaming establishments and the manufacture and distribution of gaming devices and cashless wagering systems; (3) the establishment and maintenance of responsible accounting practices and procedures; (4) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;
(5) the prevention of cheating and fraudulent practices; and (6) providing a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on Harveys' gaming operations.

     HTMC is required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. HTMC is also licensed as a manufacturer and distributor of gaming devices. Harveys is registered by the Nevada Commission as a publicly traded corporation (a "Registered Corporation") and has been found suitable to own the stock of HTMC. As a Registered Corporation, Harveys is required to submit detailed financial and operating reports to the Nevada Commission and Nevada Board and furnish any other information which the Nevada Commission or Nevada Board may require. Harveys is expected to continue to qualify as a Registered Corporation as defined in the Nevada Act upon the effectiveness of this Registration Statement. No person may become a stockholder of, or receive any percentage of the profits from, HTMC without first obtaining licenses and approvals from the Nevada Gaming Authorities. Harveys and HTMC have obtained from the Nevada Gaming Authorities the various registrations, licenses, findings of suitability, approvals and permits (individually, a "Gaming License" and, collectively, the "Gaming Licenses") required in order to engage in gaming, manufacturing and distributing operations in Nevada.

     The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, Harveys or HTMC in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of Harveys and HTMC must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable.
A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

     If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with Harveys or HTMC, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require Harveys and HTMC to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

     Harveys and HTMC each are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by Harveys and HTMC must be reported to, or approved by, the Nevada Commission.

     If it were determined that the Nevada Act was violated by Harveys or HTMC, the Gaming Licenses they hold could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, Harveys and HTMC, and the persons involved, could be subject to substantial fines of up to $250,000 for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate Harveys Resort and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of Harveys Resort) could be forfeited to the State of Nevada.

Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect Harveys' gaming operations.

     Any beneficial holder of Harveys' voting securities or other equity securities such as the Class B Common and Series A Preferred, regardless of the number of shares owned, may be required to file an application, be investigated, and have such holder's suitability as a beneficial holder of Harveys' voting securities or other equity securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

     The Nevada Act requires any person who acquires beneficial ownership of more than 5% of Harveys' voting securities to report the acquisition to the Nevada Commission and may be required to be found suitable. The Nevada Act requires that beneficial owners of more than 10% of Harveys' voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of Harveys' voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of Harveys, any change in Harveys' corporate charter, bylaws, management, policies or operations of Harveys, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding Harveys' voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (1) voting on all matters voted on by stockholders; (2) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (3) such other activities as the Nevada Commission may determine to be consistent with such investment intent.
 If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

     Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. Harveys is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with Harveys, Harveys (1) pays that person any dividend or interest upon voting securities of Harveys, (2) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (3) pays remuneration in any form to that person for services rendered or otherwise, or (4) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

     The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation, such as the Notes, to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (1) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (2) recognizes any voting right by such unsuitable person in connection with such securities; (3) pays the unsuitable person remuneration in any form; or (4) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

     Harveys is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Harveys is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require Harveys' stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. However, to date, the Nevada Commission has not imposed such a requirement on Harveys.

     Harveys may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such
purposes.   On October 23, 1997, the Nevada Commission granted Harveys approval to make public offerings for a period of two years, subject to certain conditions (the "Shelf Approval"). The Shelf Approval may, however, be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board and must be renewed at the end of the two-year approval period. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

     Changes in control of Harveys through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby the person obtains control, may not occur without the prior approval of the Nevada Gaming Authorities. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction. Voteco has filed an application for approval of the Nevada Board and Nevada Commission to acquire control of Harveys and for registration as a holding company. In connection with Voteco's application, Messrs. Barrack and Davis have filed applications for Gaming Licenses as members of Voteco, and as directors and controlling persons of Harveys. No assurances can be given that such approval and Gaming Licenses will be granted.

     The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (1) assure the financial stability of corporate gaming operators and their affiliates; (2) preserve the beneficial aspects of conducting business in the corporate form; and (3) promote a neutral environment for the orderly governance of corporate affairs.
Approvals are, in certain circumstances, required from the Nevada Commission before Harveys can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by Harveys' Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

     License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (1) a percentage of the gross revenues received; (2) the number of gaming devices operated; or (3) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in a cabaret, nightclub, cocktail lounge or casino showroom in connection with the serving or selling of food or refreshments, or the selling of any merchandise. Nevada licensees that hold a license as an operator of a slot machine route, or a manufacturer's or distributor's license, also pay certain fees and taxes to the State of Nevada.

     Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. A licensee is also subject to disciplinary action by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs, contracts with, or associates with, a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

     The sale of alcoholic beverages at Harveys Resort is subject to the regulation and licensing by Douglas County. HTMC has received all required liquor licenses. Such liquor licenses are revocable and are not transferable.

     COLORADO GAMING LAWS AND REGULATIONS. The State of Colorado created the Division of Gaming (the "Division") within the Department of Revenue to license, implement, regulate and supervise the conduct of limited gaming under the Colorado Limited Gaming Act. The Director of the Division, under the supervision of a five-member Colorado Limited Gaming Control Commission (the "Colorado Commission"), has been granted broad power to ensure compliance with the Colorado gaming regulations (the "Colorado Regulations"). The Director may inspect, without notice, impound or remove any gaming device. He may examine and copy any licensee's records, may investigate the background and conduct of licensees and their employees, and may bring disciplinary actions against licensees and their employees. He may also conduct detailed background investigations of persons who loan money to Harveys.

     The Colorado Commission is empowered to issue five types of gaming and gaming-related licenses. The licenses are revocable and non-transferable. The failure or inability of Harveys, HCCMC, Voteco, Colony III, the general partner of Colony III or others associated with Harveys Wagon Wheel, to maintain necessary gaming licenses will have a material adverse effect on the operations of Harveys. All persons employed by Harveys or HCCMC and involved, directly or indirectly, in gaming operations in Colorado also are required to obtain a Colorado gaming license. Licenses of key and support employees are required to be renewed biennially, and all other licenses must be renewed annually.

     As a general rule, under the Colorado Regulations, it is a criminal violation for any person to have an "ownership interest" in more than three retail gaming licenses in Colorado. The Colorado Commission has ruled that a person does not have an ownership interest in a licensee for purposes of the multiple license prohibition if: (1) such person has less than a five percent (5%) ownership interest in an institutional investor which has an ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee (such as Harveys); (2) a person has a five percent (5%) or more ownership interest in an institutional investor, but the institutional investor has less than a five percent (5%) ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee; (3) an institutional investor has less than a five percent (5%) ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee; (4) an institutional investor possesses voting securities in a fiduciary capacity for another person, and does not exercise voting control over five percent (5%) or more of the outstanding voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee; (5) a registered broker or dealer retains possession of voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee for its customers in street name or otherwise, and exercises voting rights for less than five percent (5%) of the publicly traded licensee's voting securities or of a publicly traded company affiliated with a licensee; (6) a registered broker or dealer acts as a market maker for the stock of a publicly traded licensee or of a publicly traded company affiliated with a licensee and possesses a voting rights in less than five percent (5%) of the stock of the publicly traded licensee or of a publicly traded company affiliated with a licensee; (7) an underwriter is holding voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee as part of an underwriting for no more than 90 days if it exercises voting rights of less than five percent (5%) of the outstanding voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee; (8) a book-entry transfer facility holds voting securities for third parties, if it exercises voting rights with respect to less than five percent (5%) of the outstanding securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee; or (9) a person owns less than five percent (5%) of the voting securities of the publicly traded licensee or publicly traded company affiliated with a licensee. Hence, Harveys' and its stockholders' business opportunities in Colorado are limited to such interests that comply with the statute and the Colorado Commission's rules.

     In addition, pursuant to the Colorado Regulations, no manufacturer or distributor of slot machines may have an interest in any casino retailer or operator, allow any of its officers or persons with a substantial interest in it to have such an interest, employ any person if such person is employed by a casino retailer or operator, or allow any casino retailer or operator or person with a "substantial interest" therein to have an interest in a manufacturer's or distributor's business. "Substantial interest" means the lesser of as large an interest as that of any other shareholder, partner or principal, or any financial or equity interest equal to or greater than five percent (5%). But, with respect to a publicly traded licensee or publicly traded affiliate of a licensee, the Colorado Commission has ruled that a person does not have a "substantial interest" if such persons' ownership interest in the licensee is through the ownership of less than five percent (5%) of such voting securities of a licensee or an affiliated company.

     Counsel for the Division has informed counsel for HCCMC that, for purposes of the multiple-license statute and the vertical ownership statute described above, the Division has taken the position that only a person deemed to have "beneficial ownership" (as defined in the rules and regulations of the SEC under Section 13(d) of the Exchange Act) of shares of Harveys will be deemed to have an "ownership interest" in Harveys under the multiple license statute or an "interest" in Harveys under the vertical ownership statute. HCCMC understands that neither the Colorado Commission nor the Colorado legislature has addressed this issue. As a result, there can be no assurance that the Colorado Commission or the Colorado legislature will not apply a more restrictive interpretation.

     Under the Colorado Regulations, any person or entity having any direct or indirect legal, beneficial, financial or voting interest in a gaming licensee or an applicant for a gaming license, including, but not limited to, Harveys and stockholders of Harveys, persons or entities directly or indirectly having an interest in a stockholder of Harveys, and lenders to and preferred stockholders of Harveys may be required to supply the Colorado Commission with substantial information, including, but not limited to, background information, source of funding information, a sworn statement that such person or entity is not holding his interest for any other party, and fingerprints. Such information, investigation and licensing as an "associated person" automatically will be required of all persons (other than certain institutional investors discussed below) which directly or indirectly beneficially own ten percent (10%) or more of any class of voting securities of Harveys. Such persons must report their interest and file appropriate applications within 45 days after acquiring such interest. Persons directly or indirectly having a five percent (5%) or more (but less than 10%) beneficial ownership of any class of voting securities of Harveys must report their interest to the Colorado Commission within ten (10) days after acquiring such interest and may be required to provide additional information and to be found suitable. If certain institutional investors provide certain information to the Colorado Commission, such investors, at the Colorado Commission's discretion, may be permitted to beneficially own up to 14.99% of any class of voting securities of Harveys before being required to be found suitable. All licensing and investigation fees will have to be paid by the person in question. The associated person investigation fee currently is $53 per hour.

     The Colorado Commission also has the right to request information from any person directly or indirectly interested in, or employed by, a licensee, and to investigate the moral character, honesty, integrity, prior activities, criminal record, reputation, habits and associations of (1) all persons licensed pursuant to the Colorado Limited Gaming Act, (2) all officers, directors and stockholders of a licensed privately held corporation, (3) all officers, directors and stockholders holding either a five percent (5%) or greater interest or a controlling interest in a licensed publicly traded corporation, (4) all general partners and all limited partners of a licensed partnership, (5) all persons which have a relationship similar to that of an officer, director or stockholder of a corporation (such as members and managers of a limited liability company), (6) all persons supplying financing or loaning money to any licensee connected with the establishment or operation of limited gaming (such as lenders and preferred stockholders), and
(7) all persons having a contract, lease or ongoing financial or business arrangement with any licensee, where such contract, lease or arrangement relates to limited gaming operations, equipment, devices or premises.

     In addition, under the Colorado Regulations, every person who is a party to a "gaming contract" (as defined below) with an applicant for a license, or with a licensee, upon the request of the Colorado Commission or the Director, must promptly provide to the Colorado Commission or Director all information which may be requested concerning financial history, financial holdings, real and personal property ownership, interests in other companies, criminal history, personal history and associations, character, reputation in the community, and all other information which might be relevant to a determination whether a person would be suitable to be licensed by the Colorado Commission. Failure to provide all information requested constitutes sufficient grounds for the Director or the Colorado Commission to require a licensee or applicant to terminate its "gaming contract" with any person who failed to provide the information requested. In addition, the Director or the Colorado Commission may require changes in "gaming contracts" before an application is approved or participation in the contract is allowed. A "gaming contract" is defined as an agreement in which a person does business with or on the premises of a licensed entity.

     An application for licensure or suitability may be denied for any cause deemed reasonable by the Colorado Commission or the Director, as appropriate. Specifically, the Colorado Commission and the Director must deny a license to any applicant who (1) fails to prove by clear and convincing evidence that the applicant is qualified; (2) fails to provide information and documentation requested; (3) fails to reveal any fact material to qualification, or supplies information which is untrue or misleading as to a material fact pertaining to qualification; (4) has been, or has any director, officer, general partner, stockholder, limited partner or other person who has a financial or equity interest in the applicant who has been, convicted of certain crimes, including the service of a sentence upon conviction of a felony in a correctional facility, city or county jail, or community correctional facility or under the state board of parole or any probation department within ten years prior to the date of the application, gambling-related offenses, theft by deception or crimes involving fraud or misrepresentation, is under current prosecution for such crimes (during the pendency of which license determination may be deferred), is a career offender or a member or associate of a career offender cartel, or is a professional gambler; or (5) has refused to cooperate with any state or federal body investigating organized crime, official corruption or gaming offenses.

     If the Colorado Commission determines that a person or entity is unsuitable to own interests in Harveys, then Harveys or HCCMC may be sanctioned, which may include the loss by Harveys or HCCMC of their respective approvals and licenses.

     The Colorado Commission does not need to approve in advance a public offering of securities but rather requires a filing of notice and additional documents with regard to such public offering prior to such public offering. Under the regulations, the Colorado Commission may, in its discretion, require additional information and prior approval of such public offering.

     In addition, the Colorado Regulations prohibit a licensee or affiliated company thereof, such as Harveys, from paying dividends, interest or other remuneration to any unsuitable person, or recognizing the exercise of any voting rights by any unsuitable person. Further, Harveys may repurchase the shares of anyone found unsuitable at the lesser of the cash equivalent of the original investment in Harveys or the current market price. Further, the regulations require anyone with a material involvement with a licensee, including a director or officer of a holding company, such as Harveys, to file for a finding of suitability if required by the Colorado Commission.

     In addition to its authority to deny an application for a license or suitability, the Colorado Commission has jurisdiction to disapprove a change in corporate position of a licensee and may have such authority with respect to any entity which is required to be found suitable by the Colorado Commission. The Colorado Commission has the power to require Harveys and HCCMC to suspend or dismiss managers, officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities; and may have such power with respect to any entity which is required to be found suitable.

     A person or entity may not sell, lease, purchase, convey or acquire a controlling interest in Harveys without the prior approval of the Colorado Commission. Harveys may not sell any interest in HCCMC without the prior approval of the Colorado Commission. Harveys Wagon Wheel must meet certain architectural requirements, fire safety standards and standards for access for disabled persons. Harveys Wagon Wheel also must not exceed certain gaming square footage limits as a total of each floor and the full building. The casino at Harveys Wagon Wheel may operate only between 8:00 a.m. and 2:00 a.m., and may permit only individuals 21 years or older to gamble. It may permit slot machines, blackjack and poker, with a maximum single bet of $5.00. Harveys Wagon Wheel may not provide credit to its gaming patrons.

     The Colorado Regulations permit gaming only in a limited number of cities and certain commercial districts.

     The Colorado Constitution permits a gaming tax of up to 40% on adjusted gross gaming proceeds. The Colorado Commission has set a gaming tax rate of 2% on adjusted gross gaming proceeds of up to and including $2 million, 4% over $2 million up to and including $4 million, 14% over $4 million up to and including $5 million, 18% over $5 million up to and including $10 million and 20% on adjusted gross gaming proceeds in excess of $10 million. The Colorado Commission also has imposed an annual device fee of $75 per gaming device. The Colorado Commission may revise the gaming tax rate and device fee from time to time. Central City has imposed an annual device fee of $1,265 per gaming device and may revise the same from time to time.

     The sale of alcoholic beverages is subject to licensing, control and regulation by the Colorado Liquor Agencies. All persons who directly or indirectly own 10% or more of Harveys Wagon Wheel, through their ownership of Harveys, may be required to file applications and possibly be investigated by the Colorado Liquor Agencies. The Colorado Liquor Agencies also may investigate those persons who, directly or indirectly, loan money to or have any financial interest in liquor licensees. All licenses are revocable and not transferable. The Colorado Liquor Agencies have the full power to limit, condition, suspend or revoke any such license and any such disciplinary action could (and revocation would) have a material adverse effect upon the operations of Harveys. Harveys Wagon Wheel holds a hotel and restaurant liquor license for its casino, hotel and restaurant operations, rather than a gaming tavern license. Accordingly, no person with an interest in Harveys can have an interest in a liquor licensee which holds anything other than a hotel and restaurant liquor license, and specifically cannot have an interest in an entity which holds a gaming tavern license.

     IOWA GAMING LAWS AND REGULATIONS. The State of Iowa first authorized excursion gambling boat activities in 1989. The Iowa Racing and Gaming Commission (the "Iowa Commission") has the authority to grant and review licenses to owners and operators of excursion gambling boats and has the further authority to adopt and enforce rules governing a broad range of subjects dealing with excursion gambling boat facilities and operations. The Iowa Commission consists of five members who are appointed by the governor and confirmed by the state senate. Members serve a term not to exceed three years at the pleasure of the governor.

     Under Iowa law, only non-profit organizations may receive a license to own gambling game operations; for profit organizations may receive a license for their management and operation. Harveys, through HIMC, together with Iowa West, a qualified non-profit organization, have been granted the necessary licenses to own and operate the current gambling facilities and activities on the riverboat casino at Harveys Casino Hotel. The present licenses have a term expiring March 31, 1999. The licenses are granted upon the condition that the license holders accept, observe and enforce all applicable laws, regulations, ordinances, rules and orders. Any violation by a license holder, including violations by its officers, employees or agents, may result in disciplinary action, including the suspension or revocation of the license.

     HIMC and Iowa West have entered into an excursion sponsorship and operating agreement dated August 22, 1994 (the "Operating Agreement") pursuant to which Iowa West authorizes HIMC to operate the excursion gambling boat activities on the riverboat casino under Iowa West's gaming license.
The Operating Agreement's initial term continues through December 31, 2002 and during such term HIMC has agreed to pay Iowa West a fee equal to $1.50 for each adult passenger embarking upon the excursion gambling boat. HIMC further agrees to pay, and hold Iowa West harmless from, the admission fees payable to the Iowa Commission and the local municipality and the wagering tax imposed by Iowa law. Following the expiration of the initial term of the Operating Agreement, HIMC may extend its provisions for five successive three-year periods, except that the admission fees payable by HIMC to Iowa West for each such period shall be adjusted to reflect increases in the consumer price index.

     Excursion boat gambling licenses may be granted by the Iowa Commission only in those counties that have approved the conduct of gambling games in a county-wide referendum. Gambling has been approved by the county electorate in Pottawattamie County, Iowa, the location of Harveys Casino Hotel, but another referendum requested by petition can be held at any time and is required to be held in 2002. There can be no assurance that gambling in Pottawattamie County would be approved again in any referendum. If licenses to conduct gambling games and to operate an excursion gambling boat are in effect at the time gambling is disapproved by a referendum of the county electorate, the licenses remain valid and may, at the discretion of the Iowa Commission, be renewed for a total of nine years from the date of the original issue.

     Following the issuance of a gaming license, the Iowa Commission monitors and supervises the activities of the excursion gambling boat and its licenses. Material contracts to be entered into by the licensee, changes in ownership of the licensee and acquisitions of interests in other gambling activities by the licensee or its owners must all be reported to, and approved by, the Iowa Commission. Further, the Iowa Commission has the authority to determine the payouts from the gambling games, to set the payout rate for all slot machines, to establish minimum charges for admission to excursion gambling boats and regulate the number of free admissions and to define the excursion season and the duration of an excursion.

     Iowa law authorizes the imposition of an admission fee, set by and payable to the Iowa State Treasurer, on each person embarking on an excursion gambling boat. An additional admission fee may be imposed by the municipality in which the gambling operation is located. In practice, the Iowa Commission has not imposed a per-person admission fee, but rather imposed a fee on each excursion gambling boat based upon the estimated costs of supervision and enforcement to be incurred by the Iowa Commission for the ensuing fiscal year. For the fiscal year beginning July 1, 1998, the fee is $303,680, payable in weekly installments of $5,840. A $0.50 per person admission fee is also payable to the City of Council Bluffs, Iowa. Further, Iowa law imposes an annual wagering tax ranging from five percent on the first million of adjusted gross receipts from gambling games to 20% on adjusted gross receipts in excess of $3 million.

     Harveys' excursion gambling boat activities are also subject to safety and inspection requirements of the State of Iowa and the U.S. Coast Guard. These requirements set limits on the operation of the vessel; mandate that it must be operated by a minimum complement of licensed personnel; establish periodic inspections, including the physical inspection of the outside hull requiring the vessel to be drydocked every five years; and establish other mechanical and operational rules.

ITEM 2.  FINANCIAL INFORMATION.

THE COMPANY

     The Company has conducted no business other than in connection with the Merger Agreement and has no material assets or liabilities. See "Item 1. Business--The Company" and the balance sheet of the Company as of November 15, 1998 included elsewhere herein.

             SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected pro forma condensed consolidated financial data of the Company as of and for the nine-month period ended
August 31, 1998 and for the year ended November 30, 1997. The pro forma condensed consolidated financial statements of the Company as of August 31, 1998 and for the nine months ended August 31, 1998 and the year ended
November 30, 1997 give effect to (1) the consummation of the Merger and (2) the Proposed Financing, assumed to be comprised of (a) gross proceeds of $75.0 million from the issuance of Class B Common to Colony III, (b) gross proceeds of $55.0 million from the issuance of non-voting Series A Preferred, currently contemplated to be issued to affiliates of Colony Capital and/or to third parties, (c) borrowings of $175.0 million under the Amended and Restated Credit Facility and (d) Harveys' available cash. The selected pro forma condensed consolidated financial statements give effect to the Merger and the Proposed Financing as if they occurred, for balance sheet purposes, on August 31, 1998 and, for income statement purposes, on December 1, 1996. There can be no assurance that the Merger will be consummated or that the Proposed Financing, which is conditioned on, among other matters, Harveys' obtaining the Consents, will be utilized. See "Item 1. Business--The
Company." If the Merger is consummated, the actual types and amounts of funds utilized to finance the Merger and pay related fees and expenses may differ based on prevailing circumstances at the time. The selected pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have been reported had such transactions actually occurred on the date specified, nor are they indicative of the Company's or Harveys' future results of operations or financial condition. The selected pro forma condensed consolidated financial statements are based on and should be read in conjunction with, and are qualified in their entirety by, the historical and pro forma financial statements and notes thereto of the Company, the historical financial statements and notes thereto of Harveys (including "Management's Discussion and Analysis of Financial Condition and Results of Operations" relating thereto) appearing elsewhere in this Registration Statement.


                              For the Nine Months Ended August 31, 1998     For the Year Ended November 30, 1997
                              -----------------------------------------     ------------------------------------

                                    Harveys           Pro Forma                 Harveys            Pro Forma
                                   Historical        As Adjusted               Historical         As Adjusted
                                   ----------        -----------               ----------         -----------
Revenues:
  Casino-hotel operations          $ 250,720          $ 250,720                $ 300,422            $300,422
  Management fees and
   joint venture                       --                 --                       4,507               4,507

  Less casino promotional
   allowances                        (17,763)           (17,763)                 (21,366)            (21,366)
                                    --------           --------                 --------             -------
     Total net revenues              232,957            232,957                  283,563             283,563
                                    --------           --------                 --------             -------

Costs and expenses:
  Casino-hotel operations            121,503            121,503                  146,571             146,571
  Selling, general
   and administrative                 58,766             57,544                   73,945              72,802
  Depreciation and
    amortization                      15,641             17,425                   19,077              23,235
  Merger-related costs                 1,103              1,103                    2,690               2,690
                                    --------           --------                 --------             -------
     Total costs and expenses        197,013            197,575                  242,283             245,298
                                    --------           --------                 --------             -------

Operating income                      35,944             35,382                   41,280              38,265
                                    --------           --------                 --------             -------


Other income (expense)
  Interest income                      1,495              1,495                      509                 509
  Interest expense                   (13,390)           (23,496)                 (19,401)            (31,118)
  Gain on sale of interests in                                                    27,422              27,422
   unconsolidated affiliate
  Other, net                            (123)              (123)                    (137)               (137)
                                    --------           --------                 --------             -------
  Total other income                 (12,018)           (22,124)                   8,393              (3,324)
                                    --------           --------                 --------             -------
   (expense)
Income before income taxes            23,926             13,258                   49,673              34,941

Income tax provision                  (9,571)            (6,396)                 (18,898)            (15,086)
                                    --------           --------                 --------             -------
Net income                           $14,355            $ 6,862                 $ 30,775             $19,855
                                    --------           --------                 --------             -------
                                    --------           --------                 --------             -------


                                    As of August 31, 1998
                               ---------------------------------
                                 Harveys              Pro Forma
                               Historical            As Adjusted
                               ----------            -----------

Balance Sheet Data:
  Cash and cash equivalents    $  78,245               $ 65,396
  Goodwill                          --                   47,582
  Total assets                   426,645                545,897
  Long-term debt, net            150,209                332,709(1)
  Preferred stock                      -                 55,000
  Common stock                       101                      -
  Additional paid-in capital      43,483                 75,000
  Total stockholders' equity     196,608                130,000



   Note to Selected Pro Forma Condensed Consolidated Financial Data

(1) Long-term debt, net, is adjusted to reflect borrowings of $175.0 million under the Amended and Restated Credit Facility and the step-up of the Notes by $7.5 million to fair market value.

HARVEYS CASINO RESORTS

     The following table sets forth selected consolidated financial data of Harveys as of and for each of the years in the five-year period ended
November 30, 1997 and as of and for the nine-month periods ended August 31, 1998 and 1997. The statement of income and balance sheet data as of and for each of the years in the five-year period ended November 30, 1997 are derived from Harveys' audited Consolidated Financial Statements and related notes thereto. The audited Consolidated Financial Statements of Harveys and related notes thereto as of November 30, 1996 and 1997 and for the three years ended November 30, 1995, 1996 and 1997 appear elsewhere herein.
Deloitte & Touche LLP's report with respect to the consolidated statements for the fiscal years ended November 30, 1996 and 1997 is included elsewhere in this Registration Statement. Grant Thornton LLP's report with respect to the consolidated statements of income, stockholders' equity and cash flows for the fiscal year ended November 30, 1995 is included elsewhere in this Registration Statement. The statement of income and balance sheet data as of and for each of the nine-month periods ended August 31, 1998 and 1997 are unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the results for such periods, have been included. The results for such periods should not be considered indicative of results for a full fiscal year. The selected consolidated financial data is not necessarily indicative of the Company's or Harveys' future results of operations or financial condition, and should be read in conjunction with "Management's Discussion and Analysis of Harveys' Financial Condition and Results of Operations" and Harveys' Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Registration Statement.


                         SELECTED CONSOLIDATED FINANCIAL DATA
                                                                                                             UNAUDITED NINE MONTHS
                                                                                                                     ENDED
                                                                YEAR ENDED NOVEMBER 30,                           AUGUST 31,
                                                                -----------------------                      ---------------------
                                                1997        1996         1995         1994        1993         1998         1997
                                            --------------------------------------------------------------------------------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES
   Casino. . . . . . . . . . . . . . . .    $ 216,564    $ 186,369     $ 121,369    $ 83,991     $ 87,523   $ 183,501    $ 162,397
   Lodging . . . . . . . . . . . . . . .       32,175       28,746        25,499      21,870       22,292      26,157       24,659
   Food and beverage . . . . . . . . . .       44,406       39,852        33,970      29,768       31,011      35,479       33,380
   Other . . . . . . . . . . . . . . . .        7,277        6,402         6,287       5,599        5,866       5,583        5,267
   Management fees and joint venture . .        4,507        5,023         1,669           -            -           -        3,920
   Less casino promotional allowances. .      (21,366)     (18,643)      (15,594)    (12,942)     (14,433)    (17,763)     (16,092)
                                              -------      -------       -------     -------      -------     -------      -------
   Total net revenues. . . . . . . . . .      283,563      247,749       173,200     128,286      132,259     232,957      213,531
                                              -------      -------       -------     -------      -------     -------      -------
COSTS AND EXPENSES
   Casino. . . . . . . . . . . . . . . .      100,500       86,732        57,520      40,999       43,235      86,310       75,168
   Lodging . . . . . . . . . . . . . . .       13,374       11,677         9,458       7,429        6,534      10,299       10,051
   Food and beverage . . . . . . . . . .       29,886       24,797        20,280      17,401       17,271      22,664       22,595
   Other operating . . . . . . . . . . .        2,811        2,813         2,838       2,557        2,733       2,230        2,145
   Selling, general and administrative .       73,945       67,128        50,270      39,813       38,159      58,766       55,432
   Depreciation and amortization . . . .       19,077       16,482        12,333       9,704       10,300      15,641       13,987
   Business development costs. . . . . .        2,690            -             -           -            -           -            -
   Pre-opening expenses. . . . . . . . .            -        4,099         2,147           -            -           -            -
   Nonrecurring compensation charges . .            -            -             -           -        1,834           -            -
   Merger related costs. . . . . . . . .            -            -             -           -            -       1,103            -
                                              -------      -------       -------     -------      -------     -------      -------
Total costs and expenses.. . . . . . . .      242,283      213,728       154,846     117,903      120,066     197,013      179,378
                                              -------      -------       -------     -------      -------     -------      -------

Operating income . . . . . . . . . . . .       41,280       34,021        18,354      10,383       12,193      35,944       34,153
Interest expense, net (1). . . . . . . .       18,892       14,195         7,960       2,886        4,256      11,895       14,531

Gain on sale of interests in
 unconsolidated affiliate. . . . . . . .       27,422            -             -           -            -           -            -
Life insurance benefits. . . . . . . . .            -            -         2,246         371            -           -            -
Other income (expense), net. . . . . . .         (137)        (221)          605        (230)        (134)       (123)          49
                                              -------      -------       -------     -------      -------     -------      -------
Income before income taxes and
   extraordinary item. . . . . . . . . .       49,673       19,605        13,245       7,638        7,803      23,926       19,671
Income tax provision . . . . . . . . . .      (18,898)      (7,791)       (3,900)     (2,500)      (2,994)     (9,571)      (7,965)
                                              -------      -------       -------     -------      -------     -------      -------
Income before extraordinary item . . . .       30,775       11,814         9,345       5,138        4,809      14,355       11,706
Loss on early retirement of debt,
   net of taxes. . . . . . . . . . . . .            -          522             -           -            -           -            -
                                              -------      -------       -------     -------      -------     -------      -------
Net income . . . . . . . . . . . . . . .     $ 30,775     $ 11,292       $ 9,345     $ 5,138      $ 4,809    $ 14,355     $ 11,706
                                              -------      -------       -------     -------      -------     -------      -------
                                              -------      -------       -------     -------      -------     -------      -------

PER SHARE DATA
   Net income (basic). . . . . . . . . .       $ 3.13       $ 1.16        $ 0.99      $ 0.58       $ 0.67      $ 1.43       $ 1.19
   Dividends on common stock . . . . . .       $ 0.20       $ 0.18        $ 0.16      $ 0.13       $ 0.11      $ 0.15       $ 0.15
   Weighted average common shares
    outstanding (basic). . . . . . . . .        9,844        9,699         9,456       8,886        7,182      10,009        9,823
OTHER OPERATING DATA
   Adjusted EBITDA (2) . . . . . . . . .     $ 63,047     $ 54,602      $ 35,080    $ 20,458     $ 24,327    $ 52,688     $ 48,140
   Net cash provided by operating
    activities . . . . . . . . . . . . .       44,637       39,768        19,594      14,106       15,563      35,058       39,858
   Net cash provided by (used in)
    investing activities . . . . . . . .       24,428      (55,502)      (70,433)    (33,505)     (25,592)    (12,942)     (18,485)
   Net cash provided by (used in)
    financing activities . . . . . . . .      (35,151)      26,363        53,886      15,506         (730)      1,094      (16,446)
   Capital expenditures (3). . . . . . .       22,532       72,395        74,418      35,593       10,648      13,040       22,114

CONSOLIDATED BALANCE SHEET DATA:
   Cash and cash equivalents . . . . . .     $ 55,035     $ 21,121      $ 10,493     $ 7,446     $ 11,338    $ 78,245     $ 26,048
   Total assets. . . . . . . . . . . . .      403,465      393,768       313,244     238,544      213,463     426,645      402,046
   Long-term debt, net . . . . . . . . .      150,220      181,354       126,676      64,896       80,203     150,209      167,720
   Stockholders' equity. . . . . . . . .      179,358      149,763       132,301     123,611       90,008     196,608      160,563


                    Notes to Selected Consolidated Financial Data:

(1)  Net of amounts capitalized and interest income.

(2) EBITDA (operating income plus depreciation and amortization) should not be construed as an indicator of Harveys' operating performance, or as an alternative to cash flows from operating activities as a measure of liquidity. According to Harveys, it has presented Adjusted EBITDA solely as supplemental disclosure because Harveys believes that it enhances the understanding of the financial performance of companies with substantial depreciation and amortization. For fiscal 1997, EBITDA has been adjusted to exclude approximately $2.7 million of business development costs; for fiscal 1996 and fiscal 1995, EBITDA has been adjusted to exclude approximately $4.1 million and $2.1 million of pre-opening expenses, respectively; for fiscal 1995 and fiscal 1994, EBITDA has been adjusted to include approximately $2.2 million and $371,000 of life insurance benefits, respectively; and for fiscal 1993, EBITDA has been adjusted to exclude approximately $1.8 million of nonrecurring compensation charges. For the nine months ended August 31, 1998, EBITDA has been adjusted to exclude approximately $1.1 million of costs related to the Merger.

(3) Of amounts shown, approximately $11.6 million in fiscal 1997, $7.2 million in fiscal 1996, $4.6 million in fiscal 1995, $4.4 million in fiscal 1994, and $6.5 million in fiscal 1993 related to recurring capital expenditures for maintenance of the current facilities. For the nine months ended August 31, 1998 and 1997, approximately $6.8 million and $7.1 million, respectively, related to recurring capital expenditures for maintenance of the current facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     OVERVIEW OF THE COMPANY

     The Company has conducted no business or operations other than in connection with the Merger. In the Merger, the Company will be merged into Harveys, which will continue its existing business and operations. See "Item
2. Financial Information-The Company."

     OVERVIEW OF HARVEYS

     Harveys currently owns and operates: (a) Harveys Resort on the south shore of Lake Tahoe, Nevada, (b) Harveys Wagon Wheel in Central City, Colorado and (c) Harveys Casino Hotel in Council Bluffs, Iowa. Until October 24, 1997, Harveys, through its wholly owned subsidiary, HLVMC, owned 40% of the equity interest in HRHC, which owns the Hard Rock Hotel and Casino in Las Vegas, Nevada. HLVMC managed the Las Vegas hotel and casino pursuant to a management contract with HRHC. On October 24, 1997, Harveys completed the Hard Rock Sale.

     RESULTS OF OPERATIONS - NINE MONTHS ENDED AUGUST 31, 1998 AND 1997 AND YEARS ENDED NOVEMBER 30, 1997, 1996 AND 1995

     The following table presents certain operating results for Harveys' properties. The operating results for Harveys Resort, which, since June 1, 1997, has been owned and operated by Harveys' wholly owned subsidiary HTMC, have been presented for all periods, excluding the effects of corporate and future business development expenses. Those expenses have been presented under the caption "Corporate and Development." On April 30, 1996, Harveys acquired all of the 30% minority interest in Harveys Wagon Wheel Casino Limited Liability Company ("HWW") which owned Harveys Wagon Wheel. Since that time Harveys Wagon Wheel has been wholly owned by Harveys. The riverboat casino portion of Harveys Casino Hotel opened on January 1, 1996 and the land-based facilities opened on May 24, 1996. The operating results of HLVMC for the nine months ended August 31, 1997 and the years ended November 30, 1997, 1996 and 1995 include the fees earned by HLVMC for managing the operations of the Hard Rock Hotel and Casino and the 40% equity interest in the income of the Hard Rock Hotel and Casino.

                                                              Nine Months Ended
                                                                  August 31,                      Year ended November 30,
                                                            1998              1997           1997            1996            1995
                                                         ----------        ----------    ----------       ---------      ---------
                                                                                   (Dollars in Thousands)
Net Revenues
      Harveys Resort                                      $ 101,739        $  98,390     $ 129,970        $ 130,535      $ 130,615
      Harveys Wagon Wheel                                    47,035           36,350        49,445           43,128         40,911
      Harveys Casino Hotel                                   84,183           74,871        99,641           69,063              -
      Harveys L.V. Management Company                             -            3,920         4,507            5,023          1,669
      Corporate and Development                                   -                -             -                -              5
                                                          ---------        ---------     ----------       ---------      ---------
      Total Net Revenues                                  $ 232,957        $ 213,531     $ 283,563        $ 247,749      $ 173,200
                                                          ---------        ---------     ----------       ---------      ---------
                                                          ---------        ---------     ----------       ---------      ---------
Operating Income (Loss)(1)
      Harveys Resort                                      $  19,424        $  18,298     $  23,674        $  23,585      $  21,575
      Harveys Wagon Wheel                                    11,002            7,215         9,848            8,652          5,031
      Harveys Casino Hotel                                   15,928           13,423        17,630            8,016              -
      Harveys L.V. Management Company                             -            3,754         4,308            4,800          1,469
      Corporate and Development                             (10,410)          (8,537)      (14,180)         (11,032)        (9,721)
                                                          ---------        ---------     ----------       ---------      ---------
      Total Operating Income                               $ 35,944        $  34,153     $  41,280        $  34,021      $  18,354
                                                          ---------        ---------     ----------       ---------      ---------
                                                          ---------        ---------     ----------       ---------      ---------
Adjusted EBITDA (2)
      Harveys Resort                                       $ 26,529        $  24,546     $  32,125        $  32,127      $  30,886
      Harveys Wagon Wheel                                    13,716            9,573        13,114           11,564         10,305
      Harveys Casino Hotel                                   21,340           18,230        24,285           16,849              -
      Harveys L.V. Management Company                             -            3,920         4,507            5,021          1,635
      Corporate and Development                              (8,898)          (8,129)      (10,984)         (10,959)        (7,746)
                                                          ---------        ---------     ----------       ---------      ---------
      Total Adjusted EBITDA                                $ 52,687        $  48,140     $  63,047        $  54,602      $  35,080
                                                          ---------        ---------     ----------       ---------      ---------
                                                          ---------        ---------     ----------       ---------      ---------

-------------------

(1) The operating loss for Corporate and Development for fiscal year 1997 includes a write-off of business development costs of approximately $2.7 million. For fiscal year 1996 and fiscal year 1995, operating income includes approximately $4.1 million of pre-opening expenses relative to Harveys Casino Hotel and approximately $2.1 million of pre-opening expenses relative to Harveys Wagon Wheel, respectively.

(2) Adjusted EBITDA (operating income plus depreciation and amortization) should not be construed as an indicator of Harveys' operating performance, or as an alternative to cash flows from operating activities as a measure of liquidity. According to Harveys, it has presented Adjusted EBITDA solely as supplemental disclosure because Harveys believes that it enhances the understanding of the financial performance of companies with substantial depreciation and amortization. For fiscal year 1997, EBITDA for Corporate and Development excludes the write-off of approximately $2.7 million of business development costs. For fiscal year 1996, Harveys Casino Hotel's Adjusted EBITDA excludes approximately $4.1 million of pre-opening expenses. For fiscal year 1995, EBITDA for (a) Harveys Resort includes approximately $271,000 of life insurance benefits, (b) Harveys Wagon Wheel excludes approximately $2.1 million of pre-opening expenses, and (c) Corporate and Development includes approximately $2.0 million in life insurance benefits. For the nine-month period ended August 31, 1998, Adjusted EBITDA excludes approximately $1.1 million of costs related to the Merger.

     COMPARISON OF THE NINE MONTHS ENDED AUGUST 31, 1998 TO THE NINE MONTHS ENDED AUGUST 31, 1997

     Harveys' consolidated net revenues for the nine months ended August 31, 1998 amounted to approximately $233.0 million, an increase of $19.4 million, or 9.1%, over net revenues recorded in the same period of fiscal 1997. The improvement was attributable to an increase in net revenues at all of the Company's properties. Harveys Wagon Wheel experienced an increase in net revenues of $10.7 million. The increased net revenues from the Colorado property demonstrated the value of additional on-site parking added by the opening of the 530-space parking garage in June 1997. Net revenues at Harveys Casino Hotel in Iowa improved by $9.3 million due, in part, to the casino expansion. Net revenues from the Harveys Resort property increased by approximately $3.3 million due, in part, to a decrease in weather related road closures or controls in the first quarter of 1998 compared to 1997.
The revenue contribution from the management fees and equity in earnings from the Hard Rock Hotel and Casino declined by approximately $3.9 million as a result of the Hard Rock Sale in October 1997.

     Casino revenues for the fiscal 1998 nine months amounted to approximately $183.5 million, an improvement of $21.1 million, or 13.0%, over the comparable prior year period. Harveys Wagon Wheel produced an increase of approximately $10.8 million in casino revenues over the prior year comparable period. Gaming activity in Iowa produced an increase of approximately $9.1 million in casino revenues. Harveys Resort casino revenues improved by approximately $1.3 million. Casino costs and expenses increased for the comparable periods, up $11.1 million to $86.3 million for the current year period. The Council Bluffs casino accounted for $6.7 million of the increase, while the Colorado operations accounted for approximately $4.7 million of the increase. The Lake Tahoe operations produced a $0.2 million savings in casino costs. The increase in casino costs and expenses at the Iowa and Colorado properties was attributable to increases in payroll and related costs, gaming taxes and licenses (a consequence of increased casino revenues) and an increase in promotional expenses at both of the properties.

     Lodging revenues for the fiscal 1998 nine month period improved by approximately $1.5 million, or 6.1%, over the prior year comparable period and amounted to $26.2 million. The hotel facility at Lake Tahoe contributed $1.1 million of the lodging revenues improvement and the Council Bluffs hotel contributed approximately $0.4 million of the lodging revenues improvement. Lodging profits improved by approximately $1.2 million. The improvement in lodging profit margins was the result of an increase in revenue per available room at all properties.

     Food and beverage revenues for the current fiscal year period amounted to approximately $35.5 million, an improvement of $2.1 million, or 6.3%, over the 1997 period. The Lake Tahoe property contributed an increase of approximately $1.1 million and the Council Bluffs property contributed an increase of approximately $0.9 million. The Central City property contributed an increase of $0.1 million in beverage revenues. Food and beverage profits and margins improved for the period-to-period comparison due to increased revenues at all operating properties and the controlling of related costs.

     The combination of other revenues and the contribution from management fees and equity in the earnings from the Hard Rock Hotel and Casino decreased by approximately $3.6 million, or 39.2%, primarily as a result of the sale of Harveys' interests in the Hard Rock Hotel and Casino.

     Selling, general and administrative expenses increased by approximately $3.3 million, or 6.0%, to $58.8 million for the current fiscal year period. The operations in Central City experienced an increase of approximately $2.0 million in selling, general and administrative expenses, primarily as the result of increased marketing expenses. The Lake Tahoe operations recognized an increase in overall selling, general and administrative expenses of approximately $0.6 million. Corporate expenses increased by $0.8 million. Selling, general and administrative expenses in Council Bluffs remained level.

     Depreciation and amortization expenses increased by $1.7 million, or 11.8%. The depreciation expense at the Lake Tahoe property included a charge of approximately $0.4 million related to the disposal of assets necessary to facilitate the construction of a Hard Rock Cafe on the casino floor which opened early in the third quarter of fiscal 1998. The balance of the increase was attributable to the completion of the parking garage in Central City and replacements and improvements at the operating properties.

     The current fiscal year nine month period included approximately $1.1 million of Merger-related expenses due to the third quarter recognition of financial consulting, legal and accounting fees relative to the pending Merger.

     Interest expense, net of interest income and interest capitalized, decreased by approximately $2.6 million to $11.9 million for the first nine months of fiscal 1998. The decrease was attributable to the use of the proceeds from the October 1997 Hard Rock Sale. A portion of the proceeds was used to pay the outstanding balance under the Credit Facility, thereby reducing interest expenses. The balance of the proceeds was invested in cash equivalents, resulting in an increase in interest income. Approximately $0.4 million of interest expense was capitalized during the first nine months of fiscal 1997 in connection with the construction of the parking facility in Central City. No interest was capitalized during the first nine months of fiscal 1998.

     Net income for the first nine months of fiscal 1998 amounted to approximately $14.4 million compared to $11.7 million for the prior fiscal year period, an increase of 22.6%.

     COMPARISON OF FISCAL YEAR ENDED NOVEMBER 30, 1997 TO FISCAL YEAR ENDED NOVEMBER 30, 1996

     Harveys' consolidated net revenues for fiscal 1997 were $283.6 million, an increase of $35.9 million, or 14.5%, from the $247.7 million recorded in fiscal 1996. The improvement was substantially attributable to the $30.6 million increase in net revenues produced by Harveys Casino Hotel. Net revenues for fiscal 1997 from the Iowa property included a full twelve months of operations of the complete facility while fiscal 1996 included only eleven months of revenues from the riverboat casino and six full months of revenues from the land-based facilities. Net revenues from Harveys Resort declined by approximately $0.5 million, the result of adverse first quarter weather conditions and severe flooding in northern Nevada and in many of the northern California communities that provide many of the Lake Tahoe property's customers. Mud slides triggered by the inclement weather closed U.S. Highway 50, the major link between the south shore of Lake Tahoe and northern California, for 42 days of the first quarter. Harveys Wagon Wheel experienced an increase in net revenues of $6.3 million, a substantial portion of which was recognized in the third and fourth quarters, after the opening of that property's new parking garage. The revenue contribution from the management fees and equity in earnings from the Hard Rock Hotel and Casino decreased approximately $0.5 million, as a result of the Hard Rock Sale on October 24, 1997.

     CASINO. Fiscal 1997 casino revenues increased $30.2 million, up 16.2% from fiscal 1996 casino revenues of $186.4 million to $216.6 million. The twelve months of gaming activity in Iowa produced an increase of approximately $23.6 million in casino revenues compared to those produced at the Council Bluffs property during the initial eleven months of operations in fiscal 1996. Harveys Resort suffered a decline in casino revenues of approximately $0.8 million as a result of the adverse weather and road conditions experienced in the first quarter. Harveys Wagon Wheel produced an increase of approximately $7.4 million in casino revenues over the prior year comparable period. Casino costs and expenses increased for the comparable periods, up $13.8 million to $100.5 million for the current year period. The Council Bluffs casino accounted for $10.6 million of the increase while the Colorado operations accounted for approximately $4.3 million of the increase. The Lake Tahoe operations produced a $1.1 million improvement in casino costs due to lower payroll and related costs and the reduction of other operating costs in reaction to the lower casino volume resulting from the impact of the first quarter's adverse weather conditions.

     LODGING. Lodging revenues of $32.2 million for fiscal 1997 were up $3.5 million, or 11.9%, from fiscal 1996. The hotel facility in Council Bluffs, which opened at the end of May 1996, contributed an increase of $2.8 million in lodging revenues during 1997, accounting for the majority of the lodging revenues improvement. Lodging profits improved by approximately $1.7 million. The decline in lodging profit margins was the result of the contribution from the Council Bluffs hotel, which has a lower profit margin than the Lake Tahoe hotel, becoming a more significant part of lodging profits and of the increase in promotional costs at the Lake Tahoe hotel.

     FOOD AND BEVERAGE. Food and beverage revenues improved by 11.4%, up $4.5 million to $44.4 million. Food and beverage revenues from the Council Bluffs property, which included revenues from the land-based facilities for all of 1997, compared to six full months of the 1996 period, contributed an increase of approximately $6.3 million. That increase was offset by declines at Lake Tahoe, precipitated by the effects of adverse weather, and declines at Central City as the result of outsourcing, commencing the second quarter of fiscal 1996, the food service and a portion of the beverage service. Food and beverage profits and margins declined for the period-to-period comparison primarily as a result of the decision to attractively price the food and beverage offerings at the Council Bluffs property to attract local customers.

     OTHER REVENUES. Other revenues amounted to $11.8 million in fiscal 1997, including $4.5 million in management fees and Harveys' 40% equity interest in the earnings from the Hard Rock Hotel and Casino, an improvement of $0.4 million from fiscal 1996. The improvement in other revenues was achieved despite the fact that the contribution from the Hard Rock Hotel and Casino was recognized for approximately 11 months of fiscal 1997 compared to a full year's contribution in fiscal 1996.

     SG&A, DEPRECIATION AND AMORTIZATION, NET INTEREST EXPENSE. Consolidated selling, general and administrative expense increased 10.2%, up $6.8 million to $73.9 million for fiscal 1997. The operations in Council Bluffs experienced an increase of approximately $5.0 million in selling, general and administrative expenses. The increase was attributable, in part, to the fact that the entire Council Bluffs facility was in operation for all of fiscal 1997 compared to eleven months and approximately six months of operations for the riverboat casino and land based facilities, respectively, in fiscal 1996.
 Additionally, the assessed value of the property was increased resulting in an increase in property taxes of approximately $0.9 million. Certain fees required to be paid on the basis of customer headcounts increased by approximately $1.8 million as the result of increases in the number of customers visiting the Council Bluffs property. The Lake Tahoe operations recognized an improvement in overall selling, general and administrative expenses of approximately $0.1 million from the fiscal 1996 period to the fiscal 1997 period. Selling, general and administrative expenses increased by $1.8 million at the Central City property as a result of an increase in promotional costs and a grand opening event promoting the new parking garage.
 Depreciation and amortization expenses increased by $2.6 million. The increase in depreciation was associated with the expanded facilities in Council Bluffs and the opening of the Central City parking garage. Interest expense, net of interest income and interest capitalized, increased by approximately $4.7 million to $18.9 million for fiscal 1997. The increase was attributable to the Notes which were issued in May 1996, and to the effect of capitalizing approximately $2.6 million of interest in fiscal 1996 in connection with the construction of the Council Bluffs facilities compared to the effect of capitalizing approximately $0.4 million of interest in the current year in connection with the construction of the parking facility in Central City.

     BUSINESS DEVELOPMENT COSTS. In the fourth quarter of fiscal 1997, Harveys reviewed and evaluated certain capitalized costs relative to business development efforts in specific geographical areas where there was a potential for approval of casino gaming. As a result of the review process, amounts previously capitalized with respect to real estate options, joint ventures, legal and other costs were written off or revalued. The amount expensed in the fourth quarter was approximately $2.7 million. The amount of such costs that continued to be deferred at November 30, 1997 was approximately $0.9 million.

     SALE OF INTERESTS IN UNCONSOLIDATED AFFILIATE. In the fourth quarter of fiscal 1997, Harveys sold its 40% equity interest in HRHC and all of Harveys' rights under a management agreement to manage the operations of the Hard Rock Hotel and Casino. Harveys received $45.0 million cash for its equity interest and the rights under the management agreement and an additional $1.2 million cash in satisfaction of a note and other amounts due Harveys at the time of the sale. Harveys recognized a gain of approximately $27.4 million on the transaction.

     NET INCOME. Net income for fiscal 1997 amounted to approximately $30.8 million, including the after-tax gain of approximately $17.4 million attributable to the sale of Harveys' interests in the Hard Rock Hotel and Casino and the after-tax write-down of approximately $1.7 million related to certain business development costs, compared to $11.3 million of net income for fiscal 1996.

     COMPARISON OF FISCAL YEAR ENDED NOVEMBER 30, 1996 TO FISCAL YEAR ENDED NOVEMBER 30, 1995

     Harveys' net revenues for fiscal 1996 were $247.7 million, an increase of $74.5 million, or 43.0%, from the $173.2 million recorded in fiscal 1995. Of the increase, $69.1 million, or 92.6% of the total increase, was attributable to the first year of operations of Harveys Casino Hotel in Council Bluffs. Approximately $3.4 million of the net revenue increase was attributable to an increase in the combination of the management fees earned for the management of the Hard Rock Hotel and Casino in Las Vegas and Harveys' 40% equity interest in the income of HRHC. The balance of the increase in net revenues was provided by operations of Harveys Wagon Wheel.

     CASINO. Fiscal 1996 casino revenues increased $65.0 million, up 53.6% from fiscal 1995 casino revenues of $121.4 million, to $186.4 million. The first year operations of Harveys Casino Hotel provided $62.6 million of the increase. While the Lake Tahoe operations accounted for $84.4 million, or 45.3% of consolidated casino revenues, the contribution to casino revenues from the northern Nevada property declined by 1.6%. The contribution from Harveys' casino operations in the Colorado market improved by $3.7 million over the prior year. Casino costs and expenses also increased with the opening of Harveys Casino Hotel. While the Council Bluffs property accounted for 96.3% of the casino revenue growth, it also accounted for 86.8% of the growth in casino costs and expenses, up in total from $57.5 million in fiscal 1995 to $86.7 million in fiscal 1996.

     LODGING. Lodging revenues of $28.7 million for fiscal 1996 were up $3.2 million, or 12.7%, from fiscal 1995. Revenues from the 251-room Council Bluffs hotel operation provided nearly $2.3 million of the increase with an occupancy rate of 80.0% since its opening in late May 1996 through the end of fiscal 1996. Management's decision to price the Council Bluffs hotel rooms at an attractive rate was successful in attracting initial customers to the property. The 740-room hotel at the Lake Tahoe facility provided the balance of the lodging revenue increase due to an increase in occupancy from 76.9% in fiscal 1995 to 80.5% in fiscal 1996. As expected, due to the promotional pricing in Council Bluffs, total lodging costs and expenses increased at a higher rate than lodging revenue growth. The 740-room Lake Tahoe hotel operates at a greater economy of scale than the 251-room Council Bluffs hotel or the 118-room Central City hotel and commands a higher average daily rate while spreading necessary costs over a more extensive room base.

     FOOD AND BEVERAGE. Food and beverage revenues improved by 17.3%, up $5.9 million to $39.9 million. Approximately $6.5 million was provided by the new operations in Council Bluffs where the decision had been made to attractively price the food service to entice local customers to the property. The Lake Tahoe property experienced a 5.3% decline in the number of meals served but recognized an increase in the average guest check which resulted in flat food revenues at the property. Beverage revenues at Lake Tahoe improved by approximately $425,000. Food and beverage revenues at the Central City property declined approximately $1.1 million, primarily as the result of outsourcing the food service during the second half of fiscal 1996. As expected, food and beverage profit margins declined due to promotional pricing and the attendant higher cost-of-goods-sold percentage experienced in Council Bluffs.

     OTHER REVENUES. Other revenues amounted to $11.4 million in fiscal 1996, including $5.0 million from the combination of management fees and a 40% equity interest in the income from the Hard Rock Hotel and Casino. Other revenues in fiscal 1995 amounted to $8.0 million, including $1.7 million attributable to the Hard Rock Hotel and Casino, net of Harveys' pro rata share of pre-opening expenses. Other expenses remained relatively flat in absolute dollars.

     SG&A, DEPRECIATION AND AMORTIZATION, NET INTEREST EXPENSE. Consolidated selling, general and administrative expenses increased 33.5%, up $16.9 million to $67.1 million for fiscal 1996. Approximately $17.7 million was attributable to the new operations in Council Bluffs. The offsetting savings of approximately $0.8 million represented a 5.1% decrease from comparable expenses in fiscal 1995 primarily as a result of reduced marketing costs at the Lake Tahoe property. Depreciation and amortization increased $4.1 million from fiscal 1995 to fiscal 1996. The 1996 depreciation charges associated with Harveys Casino Hotel amounted to $4.7 million. All other operations recorded a decrease of nearly $0.6 million as a result of the value of fully depreciated and retired assets in fiscal 1996 exceeding the value of depreciable assets acquired. Interest expense, net of interest capitalized, increased $6.2 million, or 78.3%, from fiscal 1995 to fiscal 1996. This increase was attributable to Harveys Casino Hotel financing and the issuance of the Notes. In fiscal 1995, $1.1 million of interest was capitalized, primarily in conjunction with the construction of Harveys Casino Hotel. In fiscal 1996, an additional $2.6 million was capitalized in conjunction with that construction.

     PRE-OPENING EXPENSES. As a result of the opening of Harveys Casino Hotel in fiscal 1996, Harveys recognized $4.1 million of pre-opening expenses. These charges had previously been incurred in connection with the development of that property and deferred until the facility opened. Approximately $2.1 million of such costs had been deferred through fiscal 1995 year end. In fiscal 1995 Harveys recognized approximately $2.1 million of pre-opening expenses with the opening of Harveys Wagon Wheel.

     EXTRAORDINARY ITEM. In May 1996, Harveys expensed the remaining unamortized debt issuance costs related to a $10 million note payable that was retired before maturity. In June 1996, Harveys applied a portion of the net proceeds from the sale of the Notes to retire the note payable under a riverboat financing agreement and expensed the unamortized debt issuance cost related to that agreement. In July 1996, Harveys retired subordinated notes issued in exchange for notes payable by HWW and recognized expense as the result of writing off the related debt issuance costs. These items are reflected in operating results as an extraordinary loss of approximately $0.5 million, net of income tax benefit.

     INCOME TAX PROVISION. The income tax provision for fiscal 1996 was unfavorably affected by the state income taxes applicable to the expansion of Harveys' operations outside of the state of Nevada.

     NET INCOME. As a result of the above, net income for fiscal 1996 improved to $11.3 million from $9.3 million in fiscal 1995.

     LIQUIDITY AND CAPITAL RESOURCES

     Set forth below is a description of Harveys' historical liquidity and capital resources. Assuming consummation of the Merger, at the Effective Time the leverage and fixed charge obligations of the Company will be substantially increased. See "Item 2. Financial Information-The Company."

     NINE MONTHS ENDED AUGUST 31, 1998. Harveys' primary sources of liquidity and capital resources during the first nine months of fiscal 1998 have been cash flow from operations of approximately $35.1 million and the proceeds of approximately $3.4 million from the exercise of options to purchase shares of Harveys' common stock.

     During the first nine months of fiscal 1998, Harveys expended approximately $9.8 million in cash for income taxes. Additionally, Harveys made cash payments for dividends of approximately $1.5 million during the period and incurred additional cash expenditures of approximately $13.0 million in connection with capital improvements and replacements, approximately $5.0 million of which was related to casino expansion and remodeling in Council Bluffs, which was completed near the end of the first quarter of fiscal 1998.

     At August 31, 1998, Harveys had approximately $78.2 million of cash and cash equivalents and a maximum of approximately $113.0 million available under the Credit Facility, subject to compliance with certain financial covenants.

     Harveys expects that its primary capital needs for the remainder of fiscal year 1998 will include approximately $6.4 million of capital expenditures at Harveys' current facilities, dividend payments and debt service.

     Harveys' debt at August 31, 1998 amounted to $150.2 million and consisted of $150 million of Notes and approximately $0.2 million of other debt.

     The maximum available principal balance under the Credit Facility at August 31, 1998 was $115 million, reduced by outstanding borrowings and letter of credit exposure. At August 31, 1998 there were no outstanding borrowings under the Credit Facility, letter of credit exposure was $2.0 million and the maximum amount available was approximately $113.0 million, subject to compliance with financial covenants. The maximum available principal balance reduces on October 1 of each year beginning in 1998 and continuing through 2001. The maximum available principal balance outstanding under the Credit Facility reduces to $103.5 million in 1998, $92 million in 1999, $74.75 million in 2000 and $57.5 million in 2001. Harveys is required to make payments reducing the principal balance outstanding under the Credit Facility to the applicable maximum permitted principal balance on October 1 of each of 1998, 1999, 2000 and 2001. The Credit Facility is secured by all of the real and personal property of : (a) HTMC, (b) HIMC, (c) HCCMC, and (d) HCR Services Company, Inc. ("HCRSC"), a wholly-owned subsidiary of Harveys, as well as all of the contracts Harveys has entered into in connection with its ownership and operation of: (i) HTMC, (ii) HIMC, (iii) HCCMC, and (iv) HCRSC. Additional security is provided by a pledge of the stock of the following subsidiaries of Harveys: HLVMC, HCCMC, HIMC, HTMC, HCRSC and Reno Projects, Inc., a wholly-owned subsidiary of Harveys. Interest on borrowings outstanding under the Credit Facility is payable, at Harveys' option, at either the London Inter-Bank Offering Rate ("LIBOR") or the prime rate of Wells Fargo, in each case plus an applicable margin. The applicable margins as of August 31, 1998 were 1.50% with respect to the LIBOR based interest rate, and 0.00%, with respect to the Wells Fargo prime rate based interest rate.

     The Credit Facility contains certain financial and other covenants. The financial covenants prevent Harveys from making any investments in or advances to affiliates without the prior written consent of the lenders under the Credit Facility. The covenants allow the declaration and payment of dividends without prior written consent of the lenders if certain fixed charge coverage ratios are maintained. The covenants require Harveys to maintain certain set standards with respect to: (a) minimum tangible net worth, (b) fixed charge coverage ratios, and (c) minimum annual capital expenditures. The financial covenants also limit Harveys' ability to incur additional indebtedness.
Harveys was in compliance with these covenants at August 31, 1998.

     The Notes are governed by the Indenture and are general unsecured obligations of Harveys, subordinated in right of payment to all existing and future Senior Debt of Harveys (as defined in the Indenture). The Notes are guaranteed by each of the Restricted Subsidiaries of Harveys (as defined in the Indenture). Each guarantee is a general unsecured obligation of the guaranteeing Restricted Subsidiary, subordinated in right of payment to all existing and future Senior Debt of each guaranteeing Restricted Subsidiary. At August 31, 1998, the guaranteeing Restricted Subsidiaries were HCCMC, HIMC, HLVMC and HTMC.

     Interest on the Notes is payable semi-annually on June 1 and December 1 of each year. The Notes will mature on June 1, 2006. The Notes are redeemable at the option of Harveys, in whole or in part, at any time on or after June 1, 2001 at prices ranging from 105.313% of the principal amount plus accrued and unpaid interest, to 100% of the principal amount plus accrued and unpaid interest beginning June 1, 2004 and thereafter. Upon a Change of Control (as defined in the Indenture) each holder of the Notes will have the right to require Harveys to repurchase such holder's Notes at 101% of the principal amount plus accrued and unpaid interest to the repurchase date. If the Merger is consummated, a Change of Control will be deemed to have occurred and the holders of the Notes would be able to require Harveys to effect such a repurchase. Harveys is currently soliciting the Consent, which includes waiver of such repurchase requirement. See "Item 1. Business - The Company."

     The Indenture contains certain covenants that impose limitations on, among other things, (a) the incurrence of additional indebtedness by Harveys or any Restricted Subsidiary, (b) the payment of dividends, (c) the repurchase of capital stock and the making of certain other Restricted Payments and Restricted Investments (as defined in the Indenture) by Harveys or any Restricted Subsidiary, (d) mergers, consolidations and sales of assets by Harveys or any Restricted Subsidiary, (e) the creation or incurrence of liens on the assets of Harveys or any Restricted Subsidiary, and (f) transactions by Harveys or any of its subsidiaries with Affiliates (as defined in the Indenture). These limitations are subject to a number of qualifications and exceptions as described in the Indenture. Harveys was in compliance with these covenants at August 31, 1998.

     Harveys believes that its existing cash and cash equivalents, cash flows from operations and its borrowing capacity under the Credit Facility are sufficient to meet the cash requirements of its existing operations during at least the next twelve months, including capital improvements and replacements at the operating properties, dividends and debt service requirements.

     Unless a significant number of holders of the Notes exercise their rights to effect a repurchase of the Notes upon the consummation of the Merger, the existing sources of cash also provide Harveys some flexibility in potential expansion of current operations or in its pursuit of new gaming opportunities in existing and emerging jurisdictions. The realization of such expansion opportunities may require capital investments in excess of current resources and additional financing may be required. Harveys believes that additional funds could be obtained through additional debt or equity financing. However, any such financing would require the consent of the Company under the terms of the Merger Agreement and no assurance can be made that such consent would be granted or that such financing would be available at terms acceptable to Harveys, if at all.

     YEARS ENDED NOVEMBER 30, 1997, 1996 AND 1995. In addition to cash flows from operations and borrowings under the Credit Facility, in fiscal year 1997, Harveys received $46.2 million when it sold its interests in an unconsolidated affiliate and approximately $3.7 million from the sale of other assets.

     Cash flow from operations for fiscal year 1997 was approximately $44.6 million. On October 24, 1997 Harveys received $45.0 million cash when it sold: (a) all of the capital stock of HRHC held by Harveys, representing 40% of the then outstanding capital stock of HRHC, and (b) all of Harveys' rights under a management agreement between HRHC and HLVMC relating to the management and operations of the Hard Rock Hotel and Casino. Harveys also received approximately $1.2 million cash in satisfaction of a note and other amounts due Harveys from HRHC as of October 24, 1997. Additionally, Harveys sold, in separate transactions in fiscal year 1997, a note receivable from an unrelated party and Harveys' airplane, realizing net proceeds of approximately $3.7 million from these transactions.

     During fiscal year 1997, Harveys expended approximately $1.5 million in cash relative to construction payables and retentions associated with the construction of the hotel and convention center portion of Harveys Casino Hotel in Council Bluffs and expended approximately $7.6 million in cash relative to the construction of a parking garage at Harveys Wagon Wheel in Central City, Colorado. Additionally, Harveys made cash payments for dividends of approximately $2.0 million during the period, incurred additional cash expenditures of approximately $16.9 million in connection with capital improvements and replacements and made net cash payments of approximately $33.3 million reducing Harveys' outstanding borrowings.

     During fiscal year 1996, Harveys completed the construction of the Council Bluffs project, expending $36.8 million in cash and financing the acquisition of the riverboat and equipment through a $20 million riverboat financing agreement. Additionally, Harveys made cash payments for dividends of approximately $1.7 million during the year and incurred additional cash expenditures of approximately $11.6 million in connection with capital improvements and replacements at the operating properties and corporate offices.

     On April 30, 1996, Harveys paid the holders of approximately $11.9 million of 12% subordinated notes payable by HWW (the "HWW Notes") $6 million in cash and issued an aggregate of $8 million in subordinated notes in exchange for all of the outstanding HWW Notes and unpaid interest accrued thereon (the "Debt Exchange"). On such date, Harveys also exchanged 382,500 shares of Harveys' common stock for: (a) 30% of the equity interests of HWW,
(b) the rights to an approximately $3 million priority return from HWW, and
(c) an option to acquire an additional 5% of the equity interests in HWW (the "Equity Exchange").

     On May 22, 1996, Harveys completed its public debt offering of $150 million of the Notes. The proceeds, $145.5 million net of underwriting discounts and commissions, were used to: (a) pay off a $10 million note payable to a private investor, (b) retire the $19 million principal balance of the note payable under a riverboat financing agreement, (c) redeem, for $7.8 million plus accrued and unpaid interest, the $8 million aggregate principal amount of subordinated notes issued in the Debt Exchange, and (d) reduce the outstanding principal balance under the Credit Facility.

     In September 1996, the Credit Facility was amended. Among other things the amendment: (a) extended the maturity date from August 16, 2000 to February 15, 2002, (b) extended the due dates of required repayments of principal, (c) modified the terms of certain financial covenants, and (d) reduced the maximum available principal balance to $115 million. In connection with the financing for the Merger, it is expected that the Credit Facility will be amended and restated. See "Item 1. Business - The Company."

     During fiscal 1995, Harveys' principal uses of funds were: (a) advances and investments of approximately $49.6 million to fund the development and construction of Harveys Casino Hotel in Council Bluffs, (b) investment of an additional $4.0 million in HRHC, (c) advances of an additional $7.3 million to complete the funding for the construction of Harveys Wagon Wheel, (d) dividend payments of approximately $1.5 million, and (e) pursuing additional expansion opportunities.

     YEAR 2000 ISSUE

     Many technological systems (including those that employ embedded technology such as microcontrollers) rely on hardware, software and components that were originally designed to recognize a date by using the last two digits of a four digit year. Tasks performed using these truncated fields may not work properly for dates from 2000 and beyond. This could result in system failures or miscalculations causing disruptions of, or the inability to engage in, normal business operations. This is generally known as the "Year 2000 Problem."

     Harveys has completed an inventory and evaluation of the hardware, software and components (the "Systems") that it utilizes in order to identify those Systems that may not be Year 2000 compliant. The evaluation included reviews and testing of the Systems as well as inquiries of third parties that supplied or that maintain the Systems.

     As a result of the evaluation, Harveys has developed a corrective action plan including prioritized timelines and estimated costs. The corrective action plan includes modifications, upgrades or replacements of the non-compliant Systems.

     Harveys has also initiated a more limited review of the Year 2000 Problem as it relates to business associates of Harveys including material vendors, suppliers, financial institutions and utility and communications providers. The scope of the review has generally been limited to inquiries of such business associates. Harveys expects that the review will be completed by December 31, 1998. Based on the information received to date, Harveys is not aware of any Year 2000 Problem impact on a material business associate that would have a material adverse affect on Harveys' business operations. However, there can be no assurances that all of Harveys' material business associates will be Year 2000 compliant in a timely manner.

     Harveys is in the process of implementing its corrective action plan. Harveys is utilizing internal resources and external resources to achieve the plan objectives. Harveys anticipates that the required modifications, upgrades and replacements of Systems will most likely be completed in the second quarter of fiscal year 1999 allowing for additional testing and revisions, if necessary, before year end. Harveys believes that its corrective action plan, including the timelines, is adequate and realistic. Nevertheless, if one or more of Harveys' Systems has been overlooked or if implementation of the corrective action plan fails to achieve Year 2000 compliance for one or more Systems, there could be a material adverse impact on Harveys' business operations or financial performance.

     Harveys relies on Systems in many areas of its business operations including casino operations, retail outlets, hotel operations, accounting and finance, facilities and environmental, communications and administration. Harveys has not developed a comprehensive contingency plan, although a number of Systems, including the Casino System, are "backed up" by manual procedures that have been employed during times of Systems being unavailable. Harveys will continue to assess the need for a comprehensive contingency plan as implementation of the corrective action plan continues and as the review of business associates' readiness progresses.

     Harveys estimates that the costs to achieve Year 2000 compliance, including those costs that are capitalizable, will be approximately $4.1 million and will be expended through 2000. Harveys has incurred costs of approximately $1.0 million to date in fiscal year 1998, including approximately $0.7 million that has been capitalized. Harveys believes it will expend an additional $0.1 million during the remainder of fiscal 1998, none of which will be capitalized. Harveys expects to incur an additional cost of approximately $3.0 million in fiscal 1999, approximately $2.6 million
of which will be for capital acquisitions.   Harveys believes that its
expenditures in fiscal 2000 will not be material. These estimates are based on Harveys' evaluation and experience to date and are subject to modification as implementation of the corrective action plan progresses. There can be no assurances that the estimated costs are adequate or achievable and it is possible that actual costs could materially differ from the estimate.

ITEM 3.  PROPERTIES.

THE COMPANY

     Prior to the Merger, the Company will own no property. In the Merger, the Company will be merged into Harveys, which will be the surviving corporation and will continue to own the properties it currently owns.

HARVEYS CASINO RESORTS

     Harveys Resort comprises approximately 1,020,000 square feet on approximately 19.8 acres, of which HTMC owns approximately 5.4 acres and leases approximately 14.4 acres pursuant to several ground leases that expire in 2045. A 973,000-square foot parking garage and certain other amenities are located on the leased property.

     The Harveys Wagon Wheel hotel and casino facility encompasses approximately 200,000 square feet on approximately 1.1 acres and a 530-space self-parking garage on a contiguous 8 acre parcel. Additionally, HCCMC owns approximately 40 acres of undeveloped land adjacent to the Harveys Wagon Wheel facility.

     Harveys Casino Hotel is located on approximately 36 acres of land owned by HIMC. The land-based amenities, including a covered "skywalk" to the riverboat casino, are comprised of a hotel, convention center, and passenger staging area, totaling nearly 300,000 square feet. Contiguous thereto is a 24-acre leasehold parcel which contains the boat docking facility and additional parking. This parcel is subject to a long term lease with the City of Council Bluffs for a nominal annual sum. Additionally, HIMC owns an adjacent 44-acre parcel suitable for expansion or support facilities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth expected beneficial ownership of the Company's Class A Common (the only class of voting securities of the Company) at the Effective Time by (1) all persons who are expected to be beneficial owners of more than five percent of the Class A Common, (2) each expected director, (3) the Company's expected Chief Executive Officer and four most highly compensated executive officers other than the Chief Executive Officer, in each case who were serving in such capacity on behalf of Harveys at the end of the last fiscal year, and (4) all persons expected to be directors and executive officers, as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Class A Common listed below, based on information furnished by such owners, will have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Unless otherwise indicated, the business address of such persons is Highway 50 and Stateline Avenue, P.O. Box 128, Lake Tahoe, Nevada 89449. Approximately ____ shares of Class A Common are expected to be outstanding as of the Effective Time.

                                                          Shares
                                                       beneficially  Percent of
               Name of beneficial owner                    owned        class
--------------------------------------------------------------------------------
Colony HCR Voteco, LLC
  1999 Avenue of the Stars, Suite 1200
  Los Angeles, California 90067 . . . . . . . . . .                   97.0%(1)
Thomas J. Barrack, Jr. (2). . . . . . . . . . . . .                   97.0
Kelvin L. Davis (2) . . . . . . . . . . . . . . . .                   97.0
Charles W. Scharer (3). . . . . . . . . . . . . . .
Stephen L. Cavallaro (3). . . . . . . . . . . . . .
John J. McLaughlin (3). . . . . . . . . . . . . . .
Gary D. Armentrout (3). . . . . . . . . . . . . . .                         *
Kevin O. Servatius (3). . . . . . . . . . . . . . .                         *
All directors and executive officers
  as a group (  persons). . . . . . . . . . . . . .                  100.0%

---------------
* Less than one percent


(1) Pursuant to the Transfer Restrictions Agreement, Colony III has the right to acquire such shares on each occasion that Colony III proposes to transfer any of shares of Class B Common held by it to a proposed purchaser who, in connection with such proposed transfer, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings or suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws (an "Approved Sale"). In such event, Colony III shall have an option to purchase from Voteco the number of shares of Class A Common equal to the product of (a) the number of shares of Class A Common held by Voteco and (b) the fraction whose numerator is the number of shares of Class B Common proposed to be sold by Colony III in the Approved Sale and whose denominator is the number of shares of Class B Common held by Colony III.

(2) Messrs. Barrack and Davis are the Managers of Voteco, and thereby each may be deemed to have beneficial ownership of the Class A Common owned of record by Voteco. Messrs. Barrack and Davis each disclaim beneficial ownership of such shares of Class A Common.

(3) The Company and Messrs. Scharer, Cavallaro and McLaughlin have entered into the MOU, which provides, among other things, that Company shall grant to Messrs. Armentrout, Cavallaro, McLaughlin and Scharer and Edward Barraco, John R. Belloti, James J. Rafferty, Kevin O. Servatius and such others as are mutually determined by Mr. Scharer and the Board of Directors (collectively, the "Key Managers") the number of shares of Class A
     Common and Class B Common that is equivalent in the aggregate to three percent of the Class A Common and Class B Common outstanding as of the Effective Time (the "Base Stock Grant Shares"). Twenty percent of the
     Base Stock Grant Shares granted to each Key Manager shall vest on each of the first through fifth anniversaries of the Effective Time, except as otherwise provided in the MOU.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

     The directors and executive officers of Harveys as of the Effective Time are expected to be as follows:

        Name                        Age                          Position
----------------------------------------------------------------------------------------------------------------
 Thomas J. Barrack, Jr.              51    Chairman of the Board of Directors

 Kelvin L. Davis                     35    Director

 Charles W. Scharer                  42    Director; President and Chief Executive Officer

 Jessica L. Ledbetter                41    Director Emeritus

 Stephen L. Cavallaro                40    Chief Operating Officer - Subsidiary Properties

 John J. McLaughlin                  43    Senior Vice President, Chief Financial Officer and Treasurer

 Gary D. Armentrout                  50    Senior Vice President - Business Development and Government Relations

 James J. Rafferty                   42    Senior Vice President - Corporate Marketing

 Edward B. Barraco                   53    Senior Vice President and General Manager - Harveys Wagon Wheel

 Kevin O. Servatius                  45    Senior Vice President and General Manager - Harveys Resort

 Verne H. Welch, Jr.                 60    Senior Vice President and General Manager - Harveys Casino Hotel

 John R. Bellotti                    40    Corporate Vice President of Human Resources


     THOMAS J. BARRACK, JR. is expected to serve as a Director. He was appointed upon the formation of the Company, and currently serves, as Treasurer and a Director. He is expected to resign as Treasurer at the Effective Time. Mr. Barrack also holds a minority membership interest in Voteco. Mr. Barrack has served as Chairman and Chief Executive Officer of each of Colony Capital and Colony Advisors, Inc. ("Colony Advisors"), since August 1997. Colony Capital and Colony Advisors are international real estate investment and management firms. Mr. Barrack served as President of Colony Capital and Colony Advisors from August 1992 and September 1991, respectively, until August 1997. Mr. Barrack is a Director of Continental Airlines, Inc., a commercial airline, Public Storage, Inc., a developer, owner and operator of self-storage facilities, and Kennedy-Wilson, Inc., a worldwide real estate marketing, brokerage and investment services company.

     KELVIN L. DAVIS is expected to serve as a Director. He was appointed upon the formation of the Company, and currently serves, as President and Secretary and a Director. He is expected to resign as President and Secretary at the Effective Time. Mr. Davis also holds a majority membership interest in Voteco. Mr. Davis has served as President and Chief Operating Officer of each of Colony Capital and Colony Advisors, since August 1997. He served as Executive Vice President of Colony Capital and Colony Advisors from August 1992 and September 1991, respectively, to August 1997. Mr. Davis is a director of Franchise Finance Corporation of America, a specialty real estate financing company.

     CHARLES W. SCHARER is expected to serve as President and Chief Executive Officer. He was appointed President and Chief Executive Officer of Harveys effective December 1, 1995, He was elected Chairman of the Board of Directors of Harveys on May 1, 1997 and has served as a director of Harveys since April 1995. Prior to becoming President and Chief Executive Officer of Harveys, Mr. Scharer served as Executive Vice President from August 1995. He was appointed Chief Financial Officer in July 1993 and Treasurer in September 1993.

     JESSICA L. LEDBETTER is expected to serve as a non-voting Director Emeritus. She served as Executive Assistant of Harveys from 1988 to 1993 and has served as a Director of Harveys since 1987. Ms. Ledbetter has been employed by the Harveys in a variety of capacities, including internal audit, accounting and cashier functions, Director of Planning, games and slot operations and food and beverage service. She currently serves as a member of the Board of Directors of Barton Memorial Hospital, Lake Tahoe Community Trust and the Lake Tahoe Education Foundation. Ms. Ledbetter presently owns and operates the Thunderbird Ranch in northern Nevada.

     STEPHEN L. CAVALLARO is expected to serve as Chief Operating Officer of Subsidiary Properties. He has served as Chief Operating Officer of Subsidiary Properties of Harveys in February 1996. In this position he has had operational responsibility for Harveys Wagon Wheel in Central City, Colorado and Harveys Casino Hotel in Council Bluffs, Iowa. Until October 24, 1997, when the Hard Rock Sale was consummated, Mr Cavallaro also had operational responsibility for the Hard Rock Hotel and Casino in Las Vegas, Nevada. Mr. Cavallaro joined Harveys in February 1994 to direct and develop the Hard Rock Hotel and Casino as Senior Vice President and General Manager-Hard Rock Hotel. From 1992 to 1994, he served as Vice President and General Manager of the Palace Station.

     JOHN J. MCLAUGHLIN is expected to serve as Senior Vice President, Chief Financial Officer and Treasurer. He was appointed Senior Vice President, Chief Financial Officer and Treasurer of Harveys in March 1996. He joined Harveys in September 1995 as Chief Financial Officer. From January 1993 until September 1995, he was Chief Financial Officer of President Riverboat Casinos, Inc. Mr. McLaughlin is a Certified Public Accountant.

     GARY D. ARMENTROUT is expected to serve as Senior Vice President - Business Development and Government Relations. He has served as Senior Vice President - Business Development and Government Relations of Harveys since May 1995. In this position he has been responsible for identifying and pursuing the development of new projects for Harveys. Prior to joining Harveys, Mr. Armentrout was employed by President Riverboat Casinos, Inc. where he served as Vice President - Gaming from May 1990 until June 1994 when he was appointed Vice President-Gaming Development.

     JAMES J. RAFFERTY is expected to serve as Corporate Vice President of Marketing. He was appointed Corporate Vice President of Marketing of Harveys in December 1995 and was promoted to Senior Vice

President of Corporate Marketing in 1997. Mr. Rafferty served as Vice President, Marketing-Lake Tahoe from 1992 to 1995.

     EDWARD B. BARRACO is expected to serve as Senior Vice President and General Manager - Harveys Wagon Wheel . He has served as Harveys' Senior Vice President and General Manager - Harveys Wagon Wheel since July 1995. From 1985 to 1995, Mr. Barraco served as Assistant General Manager - Lake Tahoe, where he was responsible for overseeing all aspects of the operation on an assigned shift.

     KEVIN O. SERVATIUS is expected to serve as Senior Vice President and General Manager - Harveys Resort . He was appointed Senior Vice President and General Manager - Harveys Resort in August 1995. From March 1993 to August 1995, Mr. Servatius was Senior Vice President and General Manager of Harrah's - Lake Tahoe in March 1993. He serves as Vice Chairman of the Board of the Tahoe Douglas Visitors Authority and serves as President and board member of the Lake Tahoe Gaming Alliance.

     VERNE H. WELCH, JR. is expected to serve as Senior Vice President and General Manager - Harveys Casino Hotel. He has served as Senior Vice President and General Manager - Harveys Casino Hotel since September 1995. Prior to moving to the Council Bluffs property, Mr. Welch served as Senior Vice President and General Manager-Lake Tahoe from December 1993. From 1988 to December 1993, he served as Vice President - Casino Operations.

     JOHN R. BELLOTTI is expected to serve as Corporate Vice President of Human Resources. He was appointed Corporate Vice President of Human Resources of Harveys in August 1997. Prior to joining Harveys in August 1997, Mr. Bellotti was employed by Hyatt Hotels Corporation, serving most recently as Assistant Vice President of Human Resources from 1993 to 1997.

     In addition, Mark Hedstrom, Chief Financial Officer of Colony Capital, and Mr. Cavallaro are expected to serve as non-voting observers on the Board of Directors.

ITEM 6.  EXECUTIVE COMPENSATION.

     The Company currently pays no compensation to any of its executive officers.

SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation paid by Harveys during the three fiscal years ended November 30, 1997 to the Chief Executive Officer of Harveys, each of the four other most highly compensated executive officers of Harveys, and a former executive officer of Harveys who would have been one of Harveys' four other most highly compensated executive officers had he continued to be an executive officer through the end of the fiscal year ended November 30, 1997 (the "Named Executive Officers"). Messrs. Scharer, Cavallaro, McLaughlin, Armentrout and Servatius are expected to serve in identical positions with the Company as of the Effective Time, in certain cases pursuant to new employment agreements and new benefit plans, except that Mr. Cavallaro is not expected to serve as a director of the Company following the Effective Time. See "Item 7. Certain Relationships and Related Transactions."

                                   SUMMARY COMPENSATION TABLE
                                     Annual Compensation                                Long-Term Awards
                                   -------------------------------------------------- ----------------------------------
                                                                                          Re-        Securi-                   All
                                     Year                                               stricted     ties Un-                Other
                                    ended                                  Other An-     Stock       derlying     LTIP       Compen-
                                    Novem-                                 nual Com-     Awards      Options     Payouts     sation
   Name and Principal Position      ber 30,       Salary ($)     Bonus ($) pensation($)  ($)(1)        (#)         ($)       ($)(2)
-----------------------------------------------------------------------------------------------------------------------------------
 Charles W.  Scharer (3)             1997         428,462        360,000             -         -      183,500     81,384      11,067
 Director; President and Chief       1996         347,400        168,000             -         -      135,000          -       8,845
 Executive Officer                   1995         240,507        125,000             -         -            -          -       6,439

 Stephen L.  Cavallaro (4)           1997         333,462        240,000             -         -       48,800     61,718     500 (2)
 Director; Chief Operating           1996         267,785        120,000             -         -       28,000          -     500 (2)
 Officer - Subsidiary Properties     1995         242,135        124,020             -         -            -          -     500 (2)

 John J.  McLaughlin (5)             1997         221,346        165,000             -         -       41,000          -       6,735
 Senior Vice President, Chief        1996         175,000         70,000             -         -       10,000          -         808
 Financial Officer and Treasurer     1995          30,288          7,500    21,586 (6)   190,000       20,000          -           -

 Gary D.  Armentrout (7)             1997         234,598        130,000             -         -       41,000          -       5,512
 Senior Vice President -             1996         210,384         67,735             -         -       10,000          -       3,081
 Business Development and            1995         107,692         11,000             -   198,750       20,000          -           -
 Government Relations

 Kevin O.  Servatius (8)             1997         268,846        105,000             -         -       51,000          -       8,037
 Senior Vice President and           1996         231,538        100,000             -         -       10,000          -       1,828
 General Manager - Harveys Resort    1995          60,577          7,500             -   285,000       30,000          -           -

 Thomas M.  Yturbide (9)             1997         400,000              -             -         -      100,000    148,350      59,116
 Consultant to the President and     1996         400,000              -             -         -      100,000          -      45,896
 Chief Executive Officer             1995         400,000   148,000 (10)             -         -            -          -      38,694

--------------------

(1) In the case of Mr. McLaughlin, represents the market value ($19.00 per share) of 10,000 shares of restricted stock awarded to Mr. McLaughlin on August 14, 1995. The value as of November 30, 1997 was $199,063. In the case of Mr. Armentrout, represents the market value ($19.875 per share) of 10,000 shares of restricted stock awarded to Mr. Armentrout on May 9, 1995. The value as of November 30, 1997 was $199,063. In the case of Mr. Servatius, represents the market value ($19.00 per share) of 15,000 shares of restricted stock awarded to Mr. Servatius on August 14, 1995. The value as of November 30, 1997 was $298,595. All of the awards were made pursuant to Harvey's Omnibus Incentive Plans and vested immediately as to 25% of the award on the date of grant and vested, or were to vest, as to 25% on each of the next three anniversaries of the date of grant. In addition, as of November 30, 1997, Messrs. Scharer and Cavallaro held 18,000 and 15,000 shares of restricted stock having a value of $358,313 and $298,595, respectively. The Named Executive Officers receive dividends on all of their shares. All such shares would vest upon closing of the Merger and would be cashed out for an amount per share equal to the consideration paid per share of Common Stock in the Merger.

(2) Amounts include Harveys' 401(k) Plan contributions, payments of term life insurance premiums and above-market rate interest earned on deferred compensation. In fiscal 1997, Harveys' 401(k) Plan contributions were $4,750 for each of Mr. Scharer, Mr. Cavallaro and Mr. Yturbide and $6,735, $5,512 and $7,477, respectively, for Mr. McLaughlin, Mr. Armentrout and Mr. Servatius. In fiscal 1997, Harveys paid term life insurance premiums of $1,130 and $7,093 for policies insuring the lives of Mr. Scharer and Mr. Yturbide, respectively. In fiscal 1997, the above-market rate interest earned by Mr. Scharer, Mr. Cavallaro, Mr. Servatius and Mr. Yturbide on deferred compensation amounted to $5,187, $4,365, $560 and $47,273, respectively.

(3) On December 1, 1995, Mr. Scharer became Harveys' President and Chief Executive Officer and on May 1, 1997 was elected Chairman of the Board of Directors.

(4) On February 1, 1996, Mr. Cavallaro became Chief Operating Officer of Subsidiary Operations.

(5) Mr. McLaughlin was appointed Chief Financial Officer on September 18, 1995, and was elected Senior Vice President, Chief Financial Officer and Treasurer in March 1996.

(6) Includes $20,120 of relocation expense reimbursement, $1,312 of compensation related to the personal use of an automobile provided by Harveys and $154 of medical expense payments in excess of Harveys' group medical insurance coverage.

(7) Mr. Armentrout was appointed Senior Vice President of Business Development and Government Relations on May 9, 1995.

(8) On August 14, 1995, Mr. Servatius became Senior Vice President and General Manager-Harveys Resort .

(9) From December 1, 1995 to May 1, 1997, Mr. Yturbide served as Harveys' Chairman of the Board of Directors. Since May 1, 1997, Mr. Yturbide has served as Consultant to the President and Chief Executive Officer.

(10) Includes a $100,000 signing bonus paid by Harveys in connection with Mr. Yturbide's employment contract.

OPTION GRANTS

     The tables below set forth certain information regarding options granted to the Named Executive Officers during fiscal year 1997.


                               OPTION GRANTS IN LAST FISCAL YEAR

                                        Individual Grants
                       ----------------------------------------------------------------        Potential Realizable Value at
                                         % of Total                                               Assumed Annual Rates of
                        Number of Se-        Options                                           Stock Price Appreciation for
                       curities Under-      Granted to        Exercise                                  Option Term (2)
                        lying Options      Employees in        Price      Expiration        -------------------------------
          Name            Granted (1)      Fiscal Year        ($/Share)      Date               5% ($)           10% ($)
---------------------------------------------------------------------------------------------------------------------------
Charles W. Scharer          183,500             26.82          $16.4375      05/22/07            1,896,923       4,807,176
Stephen L. Cavallaro         48,800              7.13          $16.4375      05/22/07              504,468       1,278,420
John J. McLaughlin           41,000              5.99          $16.4375      05/22/07              423,836       1,074,083
Gary D. Armentrout           41,000              5.99          $16.4375      05/22/07              423,836       1,074,083
Kevin O. Servatius           51,000              7.45          $16.4375      05/22/07              527,210       1,336,054
Thomas M. Yturbide          100,000             14.62          $16.4375      05/22/07            1,103,720       2,840,086

------------------------

(1) The Named Executive Officers received options pursuant to Harveys' incentive plans. The options granted during the fiscal year include options granted in previous years that were repriced May 22, 1997.
     Options to purchase a total of 498,880 shares were repriced on that date. Of that total, the Named Executive Officers received the following repriced options: Mr. Scharer, 135,000; Mr. Cavallaro, 28,000; Mr.
     McLaughlin, 30,000; Mr. Armentrout, 30,000; Mr. Servatius, 40,000; and
     Mr. Yturbide, 100,000.  The MOU provides that options to acquire Common
     Stock held by Mr. Scharer, Mr. Cavallaro and Mr. McLaughlin will be cancelled in the Merger, and Mr. Scharer, Mr. Cavallaro and Mr.
     McLaughlin will receive lump sum payments in consideration therefor. See
     "Item 7 Certain Relationships and Related Transactions." The Merger
     Agreement similarly provides that each outstanding option to acquire
     Common Stock will be cancelled immediately prior to the Effective Time in exchange for a cash payment equal to the product of the number of shares of Common Stock subject to such option and the excess of the consideration payable per share of Common Stock in the Merger over the per share exercise price of such option, and such provisions will apply to each of the Named Executive Officers.

(2) The entries in these columns are provided pursuant to requirements of the SEC and do not represent a prediction by the Company or Harveys as to the actual performance of the Common Stock. As noted above, upon consummation of the Merger, each option referred to in the table will terminate.


OPTION EXERCISES AND HOLDINGS

     The table below sets forth information concerning the exercise of options during the fiscal year ended November 30, 1997 and unexercised options held at the end of such year by the Named Executive Officers.


               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES


                        Shares Ac-                 Number of Securities Underlying  Value of Unexercised In-the-
                         quired on   Aggregate      Unexercised Options at Fiscal   Money Options at Fiscal Year
                         Exercise   Value Real-               Year End                        End ($)(1)
      Name                 (#)       ized ($)        Exercisable   Unexercisable     Exercisable   Unexercisable
----------------------------------------------------------------------------------------------------------------
Charles W. Scharer               -           -         32,000         183,500         189,002         636,525
Stephen L. Cavallaro             -           -         30,000          48,800         177,189         169,277
John J. McLaughlin               -           -              -          41,000               -         142,221
Gary D. Armentrout               -           -              -          41,000               -         142,221
Kevin O. Servatius               -           -              -          51,000               -         176,909
Thomas Yturbide                  -           -        110,000         100,000         649,693         346,880

----------------

(1) Options are in-the-money if the fair market value of the underlying securities exceeds the exercise price of the options.

     The MOU provides that options to acquire Common Stock held by Mr. Scharer, Mr. Cavallaro and Mr. McLaughlin will be cancelled in the Merger, and Mr. Scharer, Mr. Cavallaro and Mr. McLaughlin will receive lump sum payments in consideration therefor. See "Item 7. Certain Relationships and Related Transactions." The Merger Agreement similarly provides that each outstanding option to acquire Common Stock will be cancelled immediately prior to the Effective Time in exchange for a cash payment equal to the product of the number of shares of Common Stock subject to such option and the excess of the consideration payable per share of Common Stock in the Merger over the per share exercise price of such option, and such provisions will apply to each of the Named Executive Officers.

LONG-TERM INCENTIVE PLAN

     In fiscal year 1994, Harveys adopted a Long-Term Incentive Plan. The table below sets forth awards made to Named Executive Officers in the last fiscal year under Harveys' Long-Term Incentive Plan.

            LONG-TERM INCENTIVE PLANS-AWARDS IN FISCAL YEAR 1997

                                                                                   Estimated Future Payouts under
                          Number of                                                  Non-Stock Price-Based Plans
                       Shares Units or     Performance or Other Period until      --------------------------------
         Name           Other Rights              Maturation or Payout            Threshold     Target     Maximum
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Charles W. Scharer                --      Three years ending November 30, 1997    $  32,135   $  64,269   $  96,404
                                  --      Three years ending November 30, 1998       32,135      64,269      96,404
                                  --      Three years ending November 30, 1999       32,135      64,269      96,404

Stephen L. Cavallaro              --      Three years ending November 30, 1997       19,452      38,904      58,356
                                  --      Three years ending November 30, 1998       19,452      38,904      58,356
                                  --      Three years ending November 30, 1999       19,452      38,904      58,356

John J. McLaughlin                --      Three years ending November 30, 1997            -           -           -
                                  --      Three years ending November 30, 1998       11,067      22,135      33,202
                                  --      Three years ending November 30, 1999       11,067      22,135      33,202

Gary D. Armentrout                --      Three years ending November 30, 1997            -           -           -
                                  --      Three years ending November 30, 1998       11,730      23,460      35,190
                                  --      Three years ending November 30, 1999       11,730      23,460      35,190

Kevin O. Servatius                --      Three years ending November 30, 1997            -           -           -
                                  --      Three years ending November 30, 1998       13,442      26,885      40,327
                                  --      Three years ending November 30, 1999       13,442      26,885      40,327

Thomas M. Yturbide                --      Three years ending November 30, 1997       30,000      60,000      90,000
                                  --      Three years ending November 30, 1998            -           -           -
                                  --      Three years ending November 30, 1999            -           -           -


     Mr. Yturbide does not participate in Harveys' Long-Term Incentive Plan beyond the three-year cycle ending November 30, 1997. Benefits received by participants under this plan are based on Harveys' achieving specified levels of cash flow and return on equity over three-year periods. The target amount of the incentive is earned if the average of the percentage of achievement of the two goals equals 100%. The threshold amount is earned if the average of the percentage of achievement of the two goals equals 80% and the maximum amount is earned if the average of the percentage of achievement of the two goals equals or exceeds 120%.

     The MOU provides that, upon consummation of the Merger, the Long-Term Incentive Plan will be terminated, and Messrs. Scharer, Cavallaro and McLaughlin each will receive lump sum payments at maximum in connection therewith. See "Item 7. Certain Relationships and Related Transactions." Pursuant to the Harveys Change of Control Plan (the "Change of Control Plan"), Messrs. Armentrout, Servatius and Yturbide will similarly receive lump sum payments at maximum.

COMPENSATION OF DIRECTORS

     In fiscal 1997, non-employee directors received an annual retainer of $30,000 and an additional $1,000 for each board meeting attended. During such period, non-employee committee members received $1,000 for each committee meeting attended, and the non-employee chairs of each of the Audit Committee and the Compensation Committee received $1,200 for each meeting attended. Non-employee directors are reimbursed for expenses incurred in connection with attending meetings of Harveys' Board of Directors and Committees thereof.

     Harveys established an Outside Directors' Retirement Plan pursuant to which each outside director and any employee-director who is not covered under the Harveys' Supplemental Executive Retirement Plan or Senior Supplemental Executive Retirement Plan and who has served five or more years, or his or her beneficiaries as applicable, shall be entitled to receive $25,000 per year for up to ten years upon such director's retirement, death or disability. The plan also provides for continuing medical insurance coverage under Harveys' executive health plan for a period of up to 10 years.

     The Change of Control Plan provides that (1) all options granted to directors under the 1993 Non-Employee Director Stock Option Plan will vest upon Consummation of the Merger, and (2) members of the Board who are asked to resign as a result of a Change of Control will be paid their annual compensation for the balance of the term for which they were elected and will be entitled to a lump sum payment of the compensation due under the Outside Directors' Retirement Plan.

     It is expected that new director compensation arrangements will be instituted upon consummation of the Merger.

     Directors who are also employees may be elegible to participate in Harveys' employee incentive plans.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     The tables below set forth total benefits payable to executive employees, including the Named Executive Officers, who participate in Harveys' Supplemental Executive Retirement Plan (the "SERP"). Amounts shown represent the aggregate amounts to which such employees are entitled under the SERP.


                   SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN TABLE
                              (SEVEN YEAR VESTING)

                                                                                  Estimated Annual Benefits at Age 65 for
                                                                                     Representative Years of Service ($)
                                                                      -------------------------------------------------------------
                       Remuneration ($)                                 3            4             5             6             7
-----------------------------------------------------------------------------------------------------------------------------------
125,000 . . . . . . . . . . . . . . . . . . . . . . . . . .           12,500       25,000        37,500        50,000        62,500
150,000 . . . . . . . . . . . . . . . . . . . . . . . . . .           15,000       30,000        45,000        60,000        75,000
175,000 . . . . . . . . . . . . . . . . . . . . . . . . . .           17,500       35,000        52,500        70,000        87,500
200,000 . . . . . . . . . . . . . . . . . . . . . . . . . .           20,000       40,000        60,000        80,000       100,000
225,000 . . . . . . . . . . . . . . . . . . . . . . . . . .           22,500       45,000        67,500        90,000       112,500
250,000 . . . . . . . . . . . . . . . . . . . . . . . . . .           25,000       50,000        75,000       100,000       125,000
300,000 . . . . . . . . . . . . . . . . . . . . . . . . . .           30,000       60,000        90,000       120,000       150,000
400,000 . . . . . . . . . . . . . . . . . . . . . . . . . .           40,000       80,000       120,000       160,000       200,000
450,000 . . . . . . . . . . . . . . . . . . . . . . . . . .           45,000       90,000       135,000       180,000       225,000
500,000 . . . . . . . . . . . . . . . . . . . . . . . . . .           50,000      100,000       150,000       200,000       250,000


                            SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN TABLE
                                        (20 YEAR VESTING)

                                                                                      Estimated Annual Benefits at Age 65 for
                                                                                        Representative Years of Service ($)
                                                                               -----------------------------------------------------
                       Remuneration ($)                                         5               10             15              20
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
125,000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          15,625          31,250         46,875          62,500
150,000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          18,750          37,500         56,250          75,000
175,000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          21,875          43,750         65,625          87,500
200,000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          25,000          50,000         75,000         100,000
225,000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          28,125          56,250         84,375         112,500
250,000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          31,250          62,500         93,750         125,000
300,000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          37,500          75,000        112,500         150,000
400,000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          50,000         100,000        150,000         200,000
450,000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          56,250         112,500        168,750         225,000
500,000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          62,500         125,000        187,500         250,000

     On November 20, 1997 the SERP was amended by the Board of Directors to, among other things, limit participation to employees, (a) whose positions are classified as members of the Executive Committee of Harveys, (b) whose participation has been recommended by the President and Chief Executive Officer, (c) whose participation has been approved and confirmed by the Committee, and (d) who do not participate in the Senior Supplemental Retirement Plan. Those employees who were participating in the SERP prior to November 20, 1997, and had partially or fully vested but do not meet the amended participation requirements after November 20, 1997 will continue to participate in the SERP.

     The seven year vesting SERP presently covers approximately 21 current or former executive employees. The 20 year vesting SERP, for those who began participation after October 1, 1994, covers approximately 8 executive employees. SERP benefits are based on a percentage of average base compensation earned during the participant's last five years of service.
Base compensation is the participant's annual salary (but not bonuses or incentive compensation), which is the same as compensation depicted as salary in the Summary Compensation Table. Benefits are generally computed as a straight-life annuity, and are not subject to any deduction for social security benefits. Participants are entitled to receive SERP benefits upon attaining age 65 (age 63 for Mr. Yturbide) and having become vested in the SERP. Participants in the seven year vesting SERP become 20% vested after having accumulated at least three years of service with Harveys and vesting continues in 20% increments each year thereafter, with 100% vesting occurring upon completion of seven years of service. Participants in the 20 year vesting SERP become 25% vested after having accumulated at least five years of service with Harveys and vesting continues in 5% increments each year thereafter, with 100% vesting occurring upon completion of 20 years of service. Amounts shown for seven years or 20 years of service in the respective tables above represent the maximum annual payments a participant may receive under the SERP. Benefits under the SERP are payable for a period of 15 years.

     Messrs. Scharer and Yturbide are fully vested under the terms of the seven year vesting plan. Mr. Cavallaro has approximately five years of credited service under the terms of the seven year vesting plan. Mr. Armentrout has approximately three and one-half years of credited service under the terms of the twenty year vesting plan. Mr. McLaughlin and Mr. Servatius each have approximately three years of credited service under the terms of the twenty year vesting plan.

     The MOU provides that, upon consummation of the Merger, the rights of Mr. Scharer, Mr. Cavallaro and Mr. McLaughlin to participate in the SERP will be terminated, and they will receive lump sum payments in connection therewith. See "Item 7. Certain Relationships and Related Transactions." In accordance with the Change of Control Plan, upon consummation of the Merger Messrs. Armentrout and Servatius will receive two additional years of vesting credit under the SERP.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The following individuals served on the Compensation Committee during fiscal year 1997: Eugene R. White (Chair), Jessica L. Ledbetter, Luther Mack, Jr., William B. Ledbetter and Franklin K. Rahbeck. Charles W. Scharer and John
J. McLaughlin participated as non-voting members. During fiscal year 1997, Charles W. Scharer served as Harveys' Chairman of the Board, President and Chief Executive Officer. John J. McLaughlin served as Senior Vice President, Chief Financial Officer and Treasurer of Harveys during fiscal year 1997.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     Mr. Scharer serves as President and Chief Executive Officer under an employment contract with Harveys. The term of the contract began on December 1, 1995 and was extended in fiscal year 1997 to run through November 30, 2002. The agreement provides that Mr. Scharer's salary during the term of the agreement will be subject to annual review by the Compensation Committee of the Board of Directors. Mr.

Scharer's salary was increased to $467,500 per year beginning December 1, 1997. The agreement also provided for the award of options to purchase shares of Harveys' Common Stock. The contract is terminable at any time (upon ninety days notice) by Mr. Scharer or Harveys. If the agreement is terminated by Harveys for reason other than cause, Mr. Scharer is entitled to receive the full value of his salary and other benefits for the remainder of the agreement. The MOU provides that Mr. Scharer's current employment contract will be terminated at the Effective Time of the Merger, and that Mr. Scharer will enter into a new employment contract with the Company. See "Item 7. Certain Relationships and Related Transactions."

     Mr. Cavallaro serves as Chief Operating Officer of Subsidiary Operations under an employment contract with Harveys effective as of February 1, 1996. The term of the contract was extended on February 10, 1997 and terminates on January 31, 2000. Mr. Cavallaro's annual salary established by the contract is subject to annual review and adjustment. Mr. Cavallaro's current salary is $360,000 per year. The contract also provided for the award of options to purchase shares of Harveys' Common Stock. The contract is terminable at any time (upon ninety days notice) by Mr. Cavallaro or Harveys. If the contract is terminated by Harveys for reasons other than cause, Mr. Cavallaro is entitled to receive the full value of his salary and other benefits for the remainder of the contract term. The MOU provides that Mr. Cavallaro's current employment contract will be terminated at the Effective Time of the Merger, and that Mr. Cavallaro will enter into a new employment contract with the Company. See "Item 7. Certain Relationships and Related Transactions."

     Mr. McLaughlin serves as Senior Vice President, Chief Financial Officer and Treasurer under an employment contract with Harveys effective as of August 14, 1995 and extending to September 17, 2000. Mr. McLaughlin's annual salary established by the contract is subject to annual review and adjustment. Mr. McLaughlin's current salary is $250,000 per year. The contract also provided for the award of options to purchase shares of Harveys' Common Stock and the award of restricted shares of Harveys' Common Stock. The contract is terminable at any time (upon ninety days notice) by Mr. McLaughlin or Harveys. If the contract is terminated by Harveys for reasons other than cause, Mr. McLaughlin is entitled to receive the full value of his salary and other benefits for the remainder of the contract term. The MOU provides that Mr. McLaughlin's current employment contract will be terminated at the Effective Time of the Merger, and that Mr. McLaughlin will enter into a new employment contract with the Company. See "Item 7. Certain Relationships and Related Transactions."

     Mr. Armentrout serves as Senior Vice President of Business Development and Government Relations under an employment contract with Harveys effective as of May 9, 1995 and extending to May 9, 2000. Mr. Armentrout's annual salary under the contract is currently $240,000. The contract also provided for the award of options to purchase shares of Harveys' Common Stock and the award of restricted shares of Harveys' Common Stock. The contract is terminable at any time (upon ninety days notice) by Mr. Armentrout or Harveys. If the contract is terminated by Harveys for reasons other than cause, Mr. Armentrout is entitled to receive the full value of his salary and other benefits for the remainder of the contract term.

     Mr. Servatius serves as Senior Vice President and General Manager-Harveys Resort under an employment contract with Harveys effective as of August 14, 1995. The term of the contract runs for five years, terminating on August 13, 2000. Mr. Servatius' annual salary is currently $280,000. The contract also provided for the award of restricted shares of Harveys' Common Stock and options to purchase shares of Harveys' Common Stock. The contract is terminable at anytime (upon ninety days notice) by Mr. Servatius or Harveys. If the contract is terminated by Harveys for reasons other than cause, Mr. Servatius is entitled to receive the full value of his salary and other benefits for the remainder of the contract term.

     In addition to the change of control benefits described above with respect to the cash-out of stock options, the payment of long-term incentive bonuses and additional vesting and payout of accrued benefits under the SERP, the Change of Control Plan also provides that the Named Executive Officers are entitled to receive (1) continuation of annual salary and certain welfare benefits for the greater of (a) a period ranging from 24 to 36 months depending on position within the Company, and (b) the remaining term of their employment contract term, and (2) a lump sum payment at maximum under Harveys' Management Incentive Plan (the "MIP") if their employment is terminated. For a discussion of the benefits that Messrs. Scharer, Cavallaro and McLaughlin will receive in connection with the Merger, see "Item 7. Certain Relationships and Related Transactions."

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has entered into the MOU with Messrs. Scharer, Cavallaro and McLaughlin (the "Executives"). The MOU provides that each of the Executives will remain in the offices they now hold, Mr. Scharer will continue to serve as a director and Mr. Cavallaro will be appointed to the Company's Board of Directors in a non-voting capacity. After the Merger Mr. Scharer, Mr. McLaughlin, Mr. Cavallaro, the general managers of Harveys' Nevada, Iowa and Colorado facilities, the vice president of human resources, the vice president of marketing, the vice president of business development and such other employees as are determined by Mr. Scharer and the Board of Directors will be granted a number of shares of Common Stock of the Company in the aggregate amount of shares representing three percent of the outstanding Common Stock, plus an additional two percent if the Company achieves certain performance goals before the fifth anniversary of the Effective Time, and options to purchase the number of shares of Common Stock of the Company that is equivalent in the aggregate to five percent of the outstanding Common Stock. Under the MOU each of Mr. Scharer, Mr. McLaughlin and Mr. Cavallaro have agreed to support the Merger, including voting shares of Common Stock held by him in favor of the Merger.

     In addition, the MOU provides, among other things, as follows:

- Each option to purchase Common Stock held by the Executives will be cancelled in exchange for payments equal to the product of (a) the number of shares of Common Stock subject to such option and (b) the excess, if any, of (i) the price per share of Common Stock to be paid by the Company in the Merger for a share of Common Stock over (ii) the exercise price per share of Common Stock of such option. Assuming a price to be paid per share of Common Stock of $28, Messrs. Scharer, Cavallaro and McLaughlin would receive payments of $2,569,719, $984,250 and $474,063, respectively, in consideration for cancellation of such options. The Merger Agreement provides that the consideration to be paid per share of Common Stock in the Merger will be adjusted upward to include an additional amount of cash, without interest, equal to the difference, if positive, of (1) the product of (x) $1.96 and (y) a fraction the numerator of which shall be the number of days elapsed from and including September 1, 1998 to and excluding the closing date of the Merger and the denominator of which shall be 365, minus (2) (x) the aggregate amount of all cash dividends on the Common Stock paid during the period from and including September 1, 1998 to and excluding the closing date of the Merger, divided by (y) the number of shares of Common Stock upon which the consideration for the Merger is paid plus the number of shares of Common Stock underlying any stock options, warrants and other rights to acquire Common Stock canceled in connection with the Merger.

- The Long-Term Incentive Plan and the rights of Messrs. Scharer, Cavallaro and McLaughlin to participate therein, shall be terminated in exchange for lump sum payments pursuant to the terms of the LTIP of $1,081,988, $531,018 and $332,063, respectively.

- The rights of the Executives to participate in the SERP will be terminated, and the accrued SERP benefits for Messrs. Scharer, Cavallaro and McLaughlin as of the consummation of the Merger shall be $1,261,435, $701,454 and $450,000, respectively. One-half of each such amount is to be paid in a lump sum to Messrs. Scharer, Cavallaro and McLaughlin, and the remaining amounts, rather than being distributed, will be distributed and invested in the common stock of the Company, or deemed to be so distributed and invested under certain tax deferral arrangements.

- The rights of Messrs. Scharer, Cavallaro and McLaughlin to participate in the MIP as in effect on the date hereof, shall be terminated in exchange for lump sum payments pursuant to the terms of the MIP of $467,500, $232,500 and $187,500, respectively. The MIP provides key employees with cash awards, computed as a variable percentage of base salary. Such cash awards are contingent on the meeting of certain corporate, business unit and individual performance objectives which are established at the beginning of the year by the compensation committee, the participant and the participant's manager.

- The current employment contracts of Messrs. Scharer, Cavallaro and McLaughlin shall be terminated at the Effective Time, and Messrs. Scharer, Cavallaro and McLaughlin shall enter into new employment contracts with the Company. The new employment contracts are expected to have terms of five years from the Effective Time and provide for, without limitation, (1) annual base salaries of $500,000, $400,000 and $300,000 for Messrs. Scharer, Cavallaro and McLaughlin, (2) annual year-end incentive payments under the MIP or other equivalent plan, (3) the continuation of perquisites in effect with respect to Messrs. Scharer, Cavallaro and McLaughlin as of the date hereof, (4) the immediate vesting of all options and restricted stock grants upon a change of control, and (5) the vesting of that portion of options and restricted stock grants due to vest over the lesser of (1)(a) eighteen months (with respect to Messrs. Cavallaro and McLaughlin) or (b) two years (with respect to Mr. Scharer) or (2) the remainder of the employment agreement term (in each case, the "Period"), and the provision of severance for the applicable Period (in each case consisting of the terminated Executive's then-applicable base salary, bonus and benefits, which severance shall be the exclusive severance payable to such Executive and shall supersede and replace any severance that might otherwise be due under the Company's Change of Control Plan) upon a termination of the Executives other than for cause.

     The Merger Agreement provides that the Company will provide directors and officers liability insurance coverage to the current directors and officers of the Company for a term of six years following the Effective Time.

ITEM 8.  LEGAL PROCEEDINGS.

     The Company is not a party to any litigation and to its knowledge, no action, suit or proceedings against it has been threatened by any person.

     Harveys is a defendant in various lawsuits relating to routine matters incidental to its business. Management of Harveys does not believe that the outcome of any such litigation, in the aggregate, will have a material adverse effect on Harveys.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     No established public trading market exists for the Company's common equity. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's common equity.

     There are no outstanding options or warrants to purchase, or securities convertible into, the Company's common equity. All shares of the Company's common equity are subject to sale pursuant to Rule 144 under the Securities Act, subject to the limitations set forth therein. The Company has not agreed with any security holder to register any of its common equity for sale by any security holder. The Company does not currently propose to publicly offer any shares of its common equity.

     As of the Effective Time, the Company will have ______ holders of record of each of its Class A Common and Class B Common.

     The Company does not pay, and does not anticipate paying in the foreseeable future, any dividends on its common equity.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     If the Company utilizes the Proposed Financing, it expects to issue immediately prior to the Effective Time (1)___ shares of Class B Common to Colony III for aggregate consideration of $75 million in cash and (2) ___ shares of Series A Preferred to affiliates of Colony and/or to third parties for aggregate consideration of $55 million in cash. Such issuances are subject to certain conditions. See "Item 1. Business - The Company."

     Pursuant to the MOU, the Company expects to grant to the Key Managers the number of shares of Class A Common and Class B Common that is equivalent in the aggregate to three percent of the Class A Common and Class B Common, respectively, outstanding as of the Effective Time. Twenty percent of such Base Stock Grant Shares granted to each Key Manager shall vest on each of the first through fifth anniversaries of the Effective Time, except as otherwise provided in the MOU.

     Each of the foregoing issuances is expected to be exempt from registration under the Securities Act, pursuant to Section 4(2) thereof or Regulation D thereunder, including, in the case of certain resales to third parties, Rule 144A thereunder.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

     The authorized capital stock of the Company consists of 10,000,000 shares of common stock, of which 5,000,000 shares have been designated Class A Common, par value $.01 per share, and 5,000,000 shares have been designated Class B Common, par value $.01 per share and 1,000,000 shares of preferred stock, par value $.01 per share, none of which are designated. It is expected that ___ shares of preferred stock will be designated as Series A Preferred. At the Effective Time, ____ shares of Class A Common, ____ shares of Class B Common and ____ shares of Series A Preferred are expected to be outstanding. The Class A Common is the only class of the Company's capital stock being registered pursuant to this Registration Statement.

COMMON STOCK

     Holders of Class A Common are entitled to one vote per share on all matters to be voted on by the stockholders of the Company and are not entitled to cumulative voting for the election of directors. Except as otherwise expressly required by law, holders of Class B Common have no right to vote on any matters to be voted on by the stockholders of the Company. Holders of Class A Common and Class B Common have no preemptive rights, no other rights to subscribe for additional shares of the Company, no conversion rights and no redemption rights. Subject to preferences that may apply to shares of preferred stock at the time, holders of Class A Common and Class B Common are entitled to share ratably, share for share, in dividends when, as and if declared on the common stock of the Company, provided that dividends or distributions that are declared that are payable in shares of, or in subscription or other rights to acquire Class A Common or Class B Common, dividends or distributions payable in shares of, or in subscription or other rights to acquire shares of, any particular class of common stock shall be payable only to holders of such class of common stock.

     The shares of Class A Common are subject to substantial dilution. Colony III will hold approximately 97 percent of the Class B Common to be issued. The Company's Articles of Incorporation provide Colony III and its successors entities and affiliates (as such term is defined in Rule 501(b) under the Securities Act) with the right to convert at any time any of their shares of Class B Common into an equal number of shares of Class A Common, subject to compliance with all gaming and other statutes, laws, rules and regulations applicable to the Company at the time of such exercise.

     No stock or other securities issued by the Company and no interest, claim or charge therein or thereto may be transferred, except in accordance with the provisions of the Nevada Gaming Control Act and the regulations promulgated thereunder. Any transfer in violation thereof is ineffective until the Company ceases to be subject to the jurisdiction of the Nevada Commission or the Nevada Commission, by affirmative action, validates, or waives any defect in, such transfer.

PREFERRED STOCK

     The Board of Directors of the Company is authorized to provide for the issuance of the preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such class or series and as may be permitted by the Nevada Private Corporation Law. The Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Class A Common and Class B Common. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Class A Common and Class B Common. If the Proposed Financing is applied, the Company currently plans to designate certain shares of preferred stock as Series A Preferred Stock and expects that such stock would neither be required to be redeemed prior to June 1, 2006 (the maturity date of the Notes) nor otherwise constitute Disqualified Stock (as defined in the Indenture). The Series A Preferred may be issued to affiliates of Colony Capital and/or to third parties.

RESTRICTIONS ON BUSINESS COMBINATIONS AND CORPORATE CONTROL

     Chapter 78 of the Nevada Revised Statutes ("NRS") contains provisions restricting the ability of a corporation to engage in business combinations with an "interested shareholder." Under the NRS, except under certain circumstances, business combinations are not permitted for a period of three years following the date such shareholder became an interested shareholder. The NRS defines an "interested shareholder," generally, as a person who beneficially owns 10% or more of the outstanding shares of a corporation's voting stock.

     In addition the NRS generally disallows the exercise of voting rights with respect to "control shares" of an "issuing corporation" (as defined in the NRS). "Control shares" are the voting shares of an issuing corporation acquired in connection with the acquisition of a "controlling interest." "Controlling interest" is defined in terms of threshold levels of voting share ownership, which, when crossed, trigger application of the voting bar with respect to the newly acquired shares. The NRS also permits directors to resist a change or potential change in control of the corporation if the directors determine that such a change is opposed to or not in the best interest of the corporation.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation contain, pursuant to Nevada law, provisions for indemnification of officers and directors of the Company and in certain cases employees and other persons. In addition, the Company's Bylaws require the Company to indemnify such persons to the full extent permitted by Nevada law. Each such person will be indemnified in any proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company. Indemnification would cover expenses, including attorneys' fees, judgments, fines and amounts paid in settlement. The Company's Bylaws also provide that the Company's Board of Directors may cause the Company to purchase and maintain insurance on behalf of any present or past director or officer insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person. The Company is expected to maintain directors' and officers' liability insurance.

     The Company also expects to enter into separate indemnification agreements with its directors and officers and certain key employees. Each indemnification agreement is expected to provide for, among other things (1) indemnification against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim against an indemnified party unless it is determined, as provided in the indemnification agreement, that indemnification is not permitted under law and (2) prompt advancement of expenses to any indemnitee in connection with his or her defense against any claim.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     The consolidated financial statements and supplementary data are as set forth in the "Index to Consolidated Financial Statements" on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a) List separately all financial statements filed.

     See "Index to Consolidated Financial Statements."

     (b) Exhibits.

Exhibit
Number

2.1 Agreement and Plan of Merger dated as of February 1, 1998 by and between Harveys Acquisition Corporation, a Nevada corporation, and Harveys Casino Resorts, a Nevada corporation

3.1    Articles of Incorporation of Harveys Acquisition Corporation

3.2    Bylaws of Harveys Acquisition Corporation

4.1    Form of stock certificate

10.1 Memorandum of Understanding dated February 1, 1998 among Harveys Acquisition Corporation, a Nevada corporation, Charles W. Scharer, Stephen L. Cavallaro and John L. McLaughlin

10.2 Voting and Profit Sharing Agreement dated as of February 1, 1998 by and among Harveys Acquisition Corporation and the individuals and entities signatory thereto

10.3 Noncompetition and Trade Secret Agreement dated as of February 1, 1998 by and among Harveys Acquisition Corporation and the individuals signatory thereto

10.4   Form of Director and Officer Indemnification Agreement*

27.1   Financial Data Schedule

----------------------------
*   To be filed by amendment

                                      SIGNATURES

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          HARVEYS ACQUISITION CORPORATION

Date:  November 19, 1998           By:  /s/ KELVIN L. DAVIS
                                      -----------------------------------
                                      Name:  Kelvin L. Davis
                                      Title:  President

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

       The following audited and unaudited, and consolidated financial statements of Harveys Casino Resorts and its subsidiaries and the audited balance sheet and pro forma financial statements of Harveys Acquisition Corporation are presented herein on the page indicated:


                       HARVEYS ACQUISITION CORPORATION
AUDITED FINANCIAL STATEMENTS:
  Report of Ernst & Young LLP, Independent Auditors . . . . . . . . . . . . . . .      F-2
  Balance Sheet as of November 15, 1998 . . . . . . . . . . . . . . . . . . . . .      F-3

UNAUDITED PRO FORMA FINANCIAL STATEMENTS:
  Pro Forma Condensed Consolidated Balance Sheet as of August 31, 1998. . . . . .      F-6
  Pro Forma Condensed Consolidated Statement of Income for the Year
     Ended November 30, 1997. . . . . . . . . . . . . . . . . . . . . . . . . . .      F-7
  Pro Forma Condensed Consolidated Statement of Income for the Nine-Month
     Period Ended August 31, 1998 . . . . . . . . . . . . . . . . . . . . . . . .      F-8

                         HARVEYS CASINO RESORTS

AUDITED FINANCIAL STATEMENTS:
  Report of Deloitte & Touche LLP, Independent Auditors . . . . . . . . . . . . .     F-12
  Report of Grant Thornton LLP, Independent Auditors. . . . . . . . . . . . . . .     F-13
  Consolidated Balance Sheets as of November 30, 1997 and 1996. . . . . . . . . .     F-14
  Consolidated Statements of Income for the Years Ended November 30, 1997, 1996
     and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     F-15
  Consolidated Statements of Stockholders' Equity for the Years Ended
     November 30, 1997, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . .     F-16
  Consolidated Statements of Cash Flows for the Years Ended  November 30, 1997,
     1996 and 1995. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     F-17
  Notes to Consolidated Financial Statements. . . . . . . . . . . . . . . . . . .     F-18

UNAUDITED FINANCIAL STATEMENTS:
  Condensed Consolidated Balance Sheets as of November 30, 1997 and
     August 31, 1998. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     F-41
  Condensed Consolidated Statements of Income for the Nine Month Periods Ended
     August 31, 1998 and 1997 . . . . . . . . . . . . . . . . . . . . . . . . . .     F-42
  Condensed Consolidated Statements of Cash Flows for the Nine Month Periods
     Ended August 31, 1998 and 1997 . . . . . . . . . . . . . . . . . . . . . . .     F-43
  Notes to Unaudited Condensed Consolidated Financial Statements. . . . . . . . .     F-44


                           Report of Independent Auditors

Board of Directors
Harveys Acquisition Corporation

We have audited the accompanying balance sheet of Harveys Acquisition Corporation as of November 15, 1998. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Harveys Acquisition Corporation at November 15, 1998 in conformity with generally accepted accounting principles.


Ernst & Young LLP

Los Angeles, California
November 16, 1998

                           Harveys Acquisition Corporation

                                   Balance Sheet

                                 November 15, 1998

ASSETS

  Cash and cash equivalents                                             $1,000
                                                                        ------
                                                                        $1,000
                                                                        ------
                                                                        ------

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES                                                             $    -

SHAREHOLDERS' EQUITY
  Preferred Stock, $.01 par value - authorized 1,000,000 shares;
   0 shares outstanding                                                      -

  Common stock, $.01 par value:
    Class A - authorized, 5,000,000 shares; 1 share outstanding              -
    Class B - authorized, 5,000,000 shares; 999 shares outstanding          10
  Additional paid-in capital                                               990
                                                                        ------
                                                                         1,000
                                                                        ------
                                                                        $1,000
                                                                        ------
                                                                        ------

                           See accompanying notes.

                          Harveys Acquisition Corporation
                               Notes to Balance Sheet

                                 November 15, 1998


 1. ORGANIZATION AND CAPITAL STRUCTURE

Harveys Acquisition Corporation (the Company) was formed by affiliates of Colony Capital, Inc., under the laws of the State of Nevada on January 30, 1998. The Company was formed for the purpose of entering into an Agreement and Plan of Merger dated as of February 1, 1998 (the Merger Agreement) by and between the Company and Harveys Casino Resorts, a Nevada corporation (Harveys) and merging with and into Harveys.

Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions to the obligations of the parties under the Merger Agreement, including the receipt of certain approvals from the gaming authorities of the States of Nevada, Colorado and Iowa, the Company will be merged (the Merger) with and into Harveys. In the Merger, each share of common stock (Common Stock) of Harveys outstanding at the time the Merger becomes effective (the Effective
Time) (other than shares of Common Stock held in Harveys' treasury) will be converted into the right to receive cash as provided in the Merger Agreement. Harveys will be the surviving corporation in the Merger and continue its current business operations.

Merger-related costs incurred by an affiliate of Colony Capital, Inc. are not reflected in the accompanying balance sheet.

Holders of Class A Common are entitled to one vote per share in all matters to be voted on by stockholders of the Company. Holders of Class B Common have no vote, except as otherwise expressly required by law.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

USE OF ESTIMATES

The preparation of the balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the balance sheet. Actual results could differ from these estimates.

                          HARVEYS ACQUISITION CORPORATION
              PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The pro forma condensed consolidated financial statements of Harveys Acquisition Corporation (the "Company") as of August 31, 1998 and for the nine months ended August 31, 1998 and the year ended November 30, 1997 give effect to: (a) the consummation of a merger (the "Merger") pursuant to an Agreement and Plan of Merger dated as of February 1, 1998 (the "Merger Agreement") by and between the Company and Harveys Casino Resorts ("Harveys"), and (b) a proposed plan of financing (the "Proposed Financing") for the Merger, assumed to consist of the application of (1) gross proceeds of $75.0 million from the issuance of shares of Class B Common Stock, (2) gross proceeds of $55.0 million from the issuance of shares of Series A Preferred Stock, (3) borrowings of $175.0 million under an Amended and Restated Credit Facility (the "Amended and Restated Credit Facility") and (4) Harveys' available cash. Pursuant to the Merger Agreement, the Company would be merged with and into Harveys. The Merger is subject to the satisfaction or waiver of certain conditions to the obligations of the parties under the Merger Agreement, including the receipt of certain approvals from the gaming authorities of the States of Nevada, Colorado and Iowa. There can be no assurances that the Merger will be consummated. The application of the Proposed Financing is subject to the receipt by Harveys of consents to certain waivers of and amendments to provisions of the Indenture governing the Harveys' Senior Subordinated Notes due 2006 (the "Notes") from holders of the Notes, and the actual types and amounts of funds utilized to finance the Merger may differ based on prevailing circumstances at the time. These pro forma condensed consolidated financial statements give effect to the transactions as if they occurred, for balance sheet purposes, on August 31, 1998 and, for income statement purposes, on December 1, 1996. The pro forma condensed consolidated financial statements should be read in conjunction with the Company's audited balance sheet, and notes thereto, and the financial statements, and the notes thereto, of Harveys appearing elsewhere in this Registration Statement. The pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have been reported had such transactions actually occurred on the date specified, nor are they indicative of the Company's future results.

The pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable under the circumstances.

                       HARVEYS ACQUISITION CORPORATION
               PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF AUGUST 31, 1998
                           (Dollars in thousands)


                                                                                          Adjustments for
                                                                                         Payment of Merger
                                                                                           Consideration,
                                                                                        Transaction Fees and
                                                   Harveys        Adjustments for          Purchase Method          Pro Forma
                                                 Historical     Proposed Financing            Accounting           As Adjusted
                                                 ----------     -------------------     ---------------------      -----------
                   ASSETS

Current assets
  Cash and cash equivalents                        $ 78,245         $305,000 (a)              $(317,849)(c)         $  65,396
  Accounts and notes receivable, net                  5,652                                                             5,652
  Other current assets                                8,550                                                             8,550
                                                   --------         --------                   --------              --------
    Total current assets                             92,447          305,000                   (317,849)               79,598
Property and equipment                              316,658                                      85,984 (d)           402,642
Deferred financing costs                              5,946           (1,882)(b)                  2,200 (c)             6,264
Other assets                                         11,594                                      (1,783)(c)(d)          9,811
Goodwill                                                                                         47,582 (c)(d)         47,582
                                                   --------         --------                   --------              --------
     Total assets                                  $426,645         $303,118                  $(183,866)             $545,897
                                                   --------         --------                   --------              --------
                                                   --------         --------                   --------              --------

     LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities
  Current portion of long-term debt                $     11                                                          $     11
  Accounts and contracts payable                      6,044                                                             6,044
  Accrued expenses and other                         32,619                                                            32,619
                                                   --------         --------                   --------              --------
     Total current liabilities                       38,674                                                            38,674
Long-term debt, net                                 150,209         $175,000 (a)              $   7,500 (d)           332,709
Other liabilities                                    41,154                                       3,360 (d)            44,514
                                                   --------         --------                   --------              --------
     Total liabilities                              230,037          175,000                     10,860               415,897
                                                   --------         --------                   --------              --------
Stockholders' equity
  Preferred stock                                         -           55,000 (a)                                       55,000
  Common stock                                          101                                        (101)(c)                 -
  Additional paid-in capital                         43,483           75,000 (a)                (43,483)(c)            75,000
  Retained earnings                                 153,267           (1,882)(b)                (24,300)(c)                 -
                                                                                               (127,085)(c)

  Treasury stock                                      (243)                                         243 (c)                 -
                                                   --------         --------                   --------              --------
      Total stockholders' equity                   196,608           128,118                   (194,726)              130,000
                                                   --------         --------                   --------              --------
      Total liabilities and stockholders'
        equity                                    $426,645          $303,118                  $(183,866)             $545,897
                                                   --------         --------                   --------              --------
                                                   --------         --------                   --------              --------

   See accompanying notes to pro forma condensed consolidated financial statements


                           HARVEYS ACQUISITION CORPORATION
                 PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE NINE MONTHS ENDED AUGUST 31, 1998
                   (Dollars in thousands except per share amounts)

                                                              Adjustments for
                                                 Harveys         the Effect           Pro Forma
                                                Historical      of the Merger         As Adjusted
                                                ----------    ---------------         -----------
Revenues
  Casino                                        $ 183,501                             $ 183,501
  Lodging                                          26,157                                26,157
  Food and beverage                                35,479                                35,479
  Other                                             5,583                                 5,583
  Less: Casino promotional allowances             (17,763)                              (17,763)
                                                 --------       ----------            ---------
     Total net revenues                           232,957                               232,957
                                                 --------       ----------            ---------
Costs and expenses
  Casino                                           86,310                                86,310
  Lodging                                          10,299                                10,299
  Food and beverage                                22,664                                22,664
  Other operating                                   2,230                                 2,230
  Selling, general and administrative              58,766       $   (1,222)(e)           57,544
  Depreciation and amortization                    15,641            1,784 (f)           17,425
  Merger related costs                              1,103                                 1,103
                                                 --------       ----------            ---------
     Total costs and expenses                     197,013              562              197,575
                                                 --------       ----------            ---------
Operating income                                   35,944             (562)              35,382
                                                 --------       ----------            ---------
Other income (expense)
  Interest income                                   1,495                                 1,495
  Interest expense                                (13,390)         (10,106)(g)          (23,496)
  Other, net                                         (123)                                 (123)
                                                 --------       ----------            ---------
     Total other income (expense)                 (12,018)         (10,106)             (22,124)
                                                 --------       ----------            ---------
Income before income taxes                         23,926          (10,668)              13,258
Income tax provision                               (9,571)           3,175 (h)           (6,396)
                                                 --------       ----------            ---------
Net income                                       $ 14,355       $   (7,493)           $   6,862
                                                 --------       ----------            ---------
                                                 --------       ----------            ---------
Income per common share
  Basic                                          $   1.43       $    (0.75)           $    0.68
                                                 --------       ----------            ---------
                                                 --------       ----------            ---------
  Diluted                                        $   1.41       $    (0.73)           $    0.68
                                                 --------       ----------            ---------
                                                 --------       ----------            ---------
Weighted average common shares used in
 calculating income per common share
  Basic                                         10,009,086      10,009,086           10,009,086
                                                ----------      ----------           ----------
                                                ----------      ----------           ----------
  Diluted                                       10,213,456      10,213,456           10,213,456
                                                ----------      ----------           ----------
                                                ----------      ----------           ----------

   See accompanying notes to pro forma condensed consolidated financial statements


                           HARVEYS ACQUISITION CORPORATION
                 PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                         FOR THE YEAR ENDED NOVEMBER 30, 1997
                   (Dollars in thousands except per share amounts)


                                                              Adjustments for
                                                 Harveys         the effect           Pro Forma
                                                Historical      of the Merger         as adjusted
                                                ----------    ---------------         -----------
Revenues
  Casino                                       $  216,564                               $ 216,564
  Lodging                                          32,175                                  32,175
  Food and beverage                                44,406                                  44,406
  Other                                             7,277                                   7,277
  Management fees and joint venture                 4,507                                   4,507
  Less: Casino promotional allowances             (21,366)                                (21,366)
                                                  -------                               ---------
     Total net revenues                           283,563                                 283,563
                                                  -------                               ---------
Costs and expenses
  Casino                                          100,500                                 100,500
  Lodging                                          13,374                                  13,374
  Food and beverage                                29,886                                  29,886
  Other operating                                   2,811                                   2,811
  Selling, general and administrative              73,945        $  (1,143)(i)             72,802
  Depreciation and amortization                    19,077            4,158 (j)             23,235
  Business development costs                        2,690                                   2,690
                                                  -------        ---------              ---------
     Total costs and expenses                     242,283            3,015                245,298
                                                  -------        ---------              ---------
Operating income                                   41,280           (3,015)                38,265
                                                  -------        ---------              ---------
Other income (expense)
  Interest income                                     509                                     509
  Interest expense                                (19,401)         (11,717)(k)            (31,118)
  Gain on sale of interests in
   unconsolidated affiliate                        27,422                                  27,422
  Other, net                                         (137)                                   (137)
                                                  -------        ---------              ---------
     Total other income (expense)                   8,393          (11,717)                (3,324)
                                                  -------        ---------              ---------
Income before income taxes and
 extraordinary item                                49,673          (14,732)                34,741
Income tax provision                              (18,898)           3,812 (l)            (15,086)
                                                  -------        ---------              ---------
Income before extraordinary item               $   30,775        $ (10,920)             $  19,855
                                                  -------        ---------              ---------
Income before extraordinary item
 per common share
  Basic                                        $     3.13        $   (1.11)             $    2.02
  Diluted                                      $     3.13        $   (1.11)             $    2.02
                                                  -------        ---------              ---------
Weighted average common shares outstanding
 used in calculating income before
 extraordinary item per common share
  Basic                                         9,826,636        9,826,636              9,826,636
                                                ---------        ---------              ---------
                                                ---------        ---------              ---------
  Diluted                                       9,843,871        9,843,871              9,843,871
                                                ---------        ---------              ---------
                                                ---------        ---------              ---------

   See accompanying notes to pro forma condensed consolidated financial statements


            NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company was formed under the laws of the State of Nevada on January 30, 1998 by affiliates of Colony Capital, Inc. The Company has conducted no business other than in connection with the Merger Agreement. Harveys is engaged in the ownership and operation of hotel/casinos in Nevada, Colorado and Iowa. Upon the consummation of the Merger, the Company will be merged with and into Harveys. Each share of common stock of Harveys ("Common Stock") outstanding at the time the Merger becomes effective (other than shares of common stock held in Harveys' treasury) will be converted into the right to receive cash as provided in the Merger Agreement. Harveys will be the surviving corporation in the Merger and continue its current business operations.

The pro forma condensed consolidated balance sheet as of August 31, 1998 presents adjustments relative to the Proposed Financing, the cancellation of an existing reducing, revolving credit agreement of Harveys (the "Credit Facility"), the payment of the consideration for Common Stock (including shares underlying outstanding options to purchase Common Stock) in the Merger (the "Merger Consideration"), the payment of fees, expenses and other transaction costs relating to the Merger and the Proposed Financing, including the consent fee proposed to be paid to holders of the Notes in connection with the solicitation of the Consents, and the preliminary application of purchase method accounting allocating the purchase price to the assets and liabilities acquired. The preliminary allocation results in the recording of approximately $47.6 million of goodwill. The final allocation of the purchase price will depend upon an appraisal. The Merger Consideration to be paid is $28 in cash for each of the approximately 10.1 million outstanding shares of Common Stock and a cash amount equal to $28 less the option exercise price per share for each of the approximately 0.7 million shares of Common Stock underlying outstanding options. Additional consideration will be payable in cash, without interest, in an amount equal to the difference, if positive, of (a) the product of (i) $1.96 times (ii) a fraction the numerator of which shall be the number of days elapsed from and including September 1, 1998 to and excluding the date the Merger is consummated (the "Effective Time") and the denominator of which shall be 365, minus (b) the quotient of (i) the aggregated amount of all cash dividends paid on Common Stock during the period from and including September 1, 1998 to and excluding the Effective Time divided by (ii) the number of shares of Common Stock upon which the cash consideration is to be paid plus the number of shares of Common Stock underlying the options to acquire Common Stock upon which the cash consideration is to be paid.

The pro forma condensed consolidated statements of income for the nine months ended August 31, 1998 and for the year ended November 30, 1997 present adjustments relative to contractual changes to certain compensation arrangements pursuant to the Merger, additional depreciation and amortization expense as the result of the recognition of the fair market value of property and equipment and the recognition of goodwill, changes to interest expense as a result of the Proposed Financing and the related effect of the foregoing adjustments on the provision for income taxes. The changes in compensation arrangements include: (a) the one-time payment of benefits due to three senior executive officers of Harveys under a supplemental executive retirement plan and the subsequent cessation of such officers' participation in the plan, (b) the one-time payment of amounts due to senior executive officers of Harveys under a long-term incentive plan and the subsequent cancellation of such plan, (c) the elimination of compensation paid to outside directors of Harveys who will resign from the board of Harveys upon the consummation of the Merger and (d) the granting to certain executive officers of Harveys a number of shares of common stock of the Company equivalent in the aggregate to 3% of the common stock of the Company outstanding upon the consummation of the Merger. The changes in interest expense include: (a) additional interest expense on the Amended and Restated Credit Facility, (b) elimination of interest expense on the existing Credit Facility, (c) amortization of deferred financing costs associated with the Amended and Restated Credit Facility, (d) elimination of amortization of deferred financing costs associated with the existing Credit Facility, and
(e) the reduction in interest expense due to the amortization of a premium recognized on the Notes as a result of applying purchase method accounting. The pro forma condensed consolidated statement of income for the year ended November 30, 1998 also includes an adjustment to recognize, as an extraordinary item, the loss, net of taxes, relative to the expensing of unamortized deferred financing costs associated with the existing Credit Facility which is to be terminated. The pro forma condensed consolidated statements of income do not include the one-time payments due as a result of the contemplated changes in compensation agreements nor other one-time fees and expenses contemplated to be paid in connection with the Merger.

Adjustments to the Pro Forma Condensed Consolidated Balance Sheet as of August 31, 1998

(a) To record proceeds of stock issuances and borrowings in connection with the Proposed Financing including: (1) gross proceeds of $75.0 million from the issuance of shares of non-voting Class B Common Stock, (2) gross proceeds of $55.0 million from the issuance of shares of non-voting
     Series A Preferred Stock and (3) borrowings of $175.0 million under an Amended and Restated Credit Facility.

(b) To eliminate approximately $1.9 million of unamortized loan fees and deferred financing costs related to the existing Credit Facility, which will be terminated.

(c) To record the payment of the Merger Consideration of approximately $291.3 million and the retirement and cancellation of Harveys' Common Stock. To record the payment of estimated loan fees and deferred financing costs of $2.2 million related to the Amended and Restated Credit Facility and estimated fees and expenses of $24.3 million related to the Merger.

(d) To record the preliminary allocation of the purchase price applied to the assets and liabilities acquired including: (1) the elimination of approximately $2.4 million of intangible assets and the recognition of approximately $3.4 million of projected benefit obligations in excess of plan assets related to supplemental executive retirement plans and a post retirement medical benefit plan, (2) the step-up of the Notes by $7.5 million to fair market value, (3) the recognition of a step-up of approximately $86.0 million in value of property and equipment to reflect fair market value, (4) an increase of approximately $0.7 million in the fair market value of other assets and (5) the recognition of goodwill.

Adjustments to the Pro Forma Condensed Consolidated Statement of Income for the Nine Months Ended August 31, 1998.

(e) To eliminate expenses of approximately $336,000 related to certain executives ceasing to participate in a supplemental executive retirement plan. To eliminate compensation of approximately $336,000 paid to outside directors of Harveys. To eliminate compensation of approximately $753,000 for amounts accrued and expensed related to a long-term incentive plan which is to be canceled. To eliminate expenses of approximately $135,000 related to the amortization of the value of restricted stock granted to Harveys' management. To recognize additional expense of approximately $338,000 related to the vesting in Harveys' Common Stock to be awarded to certain executives.

(f) To recognize additional depreciation and amortization expense of approximately $1.8 million related to the step-up in value of property and equipment to reflect fair market value and the recognition of goodwill to be amortized over 40 years.

(g) To recognize additional interest expense of approximately $10.9 million related to the anticipated borrowing of $175.0 million under the Amended and Restated Credit Facility. To recognize a reduction in interest expense of approximately $592,000 related to the amortization of the premium recorded on the Notes as a result of applying purchase method accounting. To recognize additional interest expense of approximately $330,000 related to the amortization of deferred financing costs incurred with the Amended and Restated Credit Facility. To eliminate interest expense of approximately $580,000 related to the existing Credit Facility.

(h) To recognize the effect of the foregoing adjustments (excluding the adjustments which the Company believes will have no effect on income taxes) on the provision for income taxes.

Adjustments to the Pro Forma Condensed Consolidated Statement of Income for the Year Ended November 30, 1997.

(i) To eliminate expenses of approximately $364,000 related to certain executives ceasing to participate in a supplemental executive retirement plan. To eliminate compensation of approximately $515,000 paid to outside directors of Harveys. To eliminate compensation of approximately $477,000 for amounts accrued and expensed related to a long-term incentive plan which is to be canceled. To eliminate expenses of approximately $237,000 related to the amortization of the value of restricted stock granted to Harveys' management. To recognize additional expense of approximately $450,000 related to the vesting in Harveys' Common Stock to be awarded to certain executives.

(j) To recognize additional depreciation and amortization expense of approximately $4.2 million related to the step-up in value of property and equipment to reflect fair market value and the recognition of goodwill to be amortized over 40 years.

(k) To recognize additional interest expense of approximately $14.6 million related to the anticipated borrowing of $175.0 million under the Amended and Restated Credit Facility. To recognize a reduction in interest expense of approximately $789,000 related to the amortization of the premium recorded on the Notes as a result of applying purchase method accounting. To recognize additional interest expense of approximately $440,000 related to the amortization of deferred financing costs incurred with the Amended and Restated Credit Facility. To eliminate interest expense of approximately $2.5 million related to the existing Credit Facility.

(l) To recognize the effect of the foregoing adjustments (excluding the adjustments which the Company believes will have no effect on income taxes) on the provision for income taxes.

                            INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Harveys Casino Resorts:

We have audited the accompanying consolidated balance sheets of Harveys Casino Resorts and subsidiaries as of November 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Reno, Nevada
January 9, 1998
(except for Note 2, as to which
the date is November 19, 1998)

                           INDEPENDENT AUDITORS' REPORT

Board of Directors Harveys Casino Resorts:

We have audited the accompanying consolidated statement of income, stockholders' equity, and cash flows of Harveys Casino Resorts for the year ended November 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of Harveys Casino Resorts' operations and its consolidated cash flows for the year ended November 30, 1995, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Reno, Nevada
January 12, 1996

                                HARVEYS CASINO RESORTS
                             CONSOLIDATED BALANCE SHEETS
                                       ASSETS

                                                                                                            November 30,
                                                                                                            ------------
                                                                                                      1997               1996
                                                                                                      ----               ----
Current assets
  Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 55,034,861        $ 21,121,376
  Accounts receivable, net of allowances for doubtful accounts of $100,724 and $288,093. .           5,263,837           8,760,106
  Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           3,658,746           3,320,897
  Prepaid expenses and other current assets. . . . . . . . . . . . . . . . . . . . . . . .           3,446,870           4,461,531
  Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             651,965           3,483,912
                                                                                                 -------------       -------------
     Total current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          68,056,279          41,147,822
                                                                                                 -------------       -------------
Property and equipment
  Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          20,717,863          20,670,975
  Buildings and improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         260,327,007         247,968,009
  Leasehold improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          21,191,721          20,802,147
  Equipment, furniture and fixtures. . . . . . . . . . . . . . . . . . . . . . . . . . . .         144,126,256         135,535,533
  Construction in progress . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              16,791           2,908,129
                                                                                                 -------------       -------------
                                                                                                   446,379,638         427,884,793
  Less: Accumulated depreciation and amortization. . . . . . . . . . . . . . . . . . . . .        (128,109,637)       (112,976,595)
                                                                                                 -------------       -------------
                                                                                                   318,270,001         314,908,198
                                                                                                 -------------       -------------

  Notes receivable-related parties . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,875,765           2,071,163
                                                                                                 -------------       -------------
  Notes receivable-other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   -           2,796,715
                                                                                                 -------------       -------------
  Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          15,263,376          17,606,509
                                                                                                 -------------       -------------
  Investment in unconsolidated affiliate . . . . . . . . . . . . . . . . . . . . . . . . .                   -          15,237,480
                                                                                                 -------------       -------------
     Total assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $403,465,421        $393,767,887
                                                                                                 -------------       -------------
                                                                                                 -------------       -------------

                                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt. . . . . . . . . . . . . . . . . . . . . . . . . . . .        $    633,354        $  2,752,799
  Accounts and contracts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5,990,363           9,542,590
  Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7,056,237                   -
  Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          20,945,046          17,139,810
                                                                                                 -------------       -------------
     Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          34,625,000          29,435,199

Long-term debt, net of current portion . . . . . . . . . . . . . . . . . . . . . . . . . .         150,220,304         181,353,658
Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          23,022,615          19,339,319
Other liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          16,239,952          13,876,639
                                                                                                 -------------       -------------
     Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         224,107,871         244,004,815
                                                                                                 -------------       -------------
Commitments and contingencies  (see note 8)
Stockholders' equity
  Preferred stock, $.01 par value; 5,000,000 shares authorized; none issued. . . . . . . .                   -                   -
  Common stock, $.01 par value; 30,000,000 shares authorized; issued 9,853,488
     and  9,818,322. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              98,535              98,183
Additional paid-in capital and other . . . . . . . . . . . . . . . . . . . . . . . . . . .          39,191,390          38,634,439
 Treasury stock, at cost; 12,516 shares and 10,036 shares. . . . . . . . . . . . . . . . .            (199,672)           (151,276)
Deferred compensation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (148,069)           (425,187)
Retained earnings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         140,415,366         111,606,913
                                                                                                 -------------       -------------
     Total stockholders' equity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         179,357,550         149,763,072
                                                                                                 -------------       -------------
     Total liabilities and stockholders' equity. . . . . . . . . . . . . . . . . . . . . .        $403,465,421        $393,767,887
                                                                                                 -------------       -------------
                                                                                                 -------------       -------------

              The accompanying notes are an integral part of these statements.

                               HARVEYS CASINO RESORTS
                         CONSOLIDATED STATEMENTS OF INCOME

                                                                                             Years Ended November 30,
                                                                                             ------------------------
                                                                                  1997                1996              1995
                                                                                  ----                ----              ----
  Revenues
     Casino. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $216,564,140        $186,368,776        $121,368,981
     Lodging . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          32,175,206          28,745,686          25,499,036
     Food and beverage . . . . . . . . . . . . . . . . . . . . . . . .          44,405,880          39,851,616          33,969,834
     Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7,276,772           6,402,770           6,287,024
     Management fees and joint venture . . . . . . . . . . . . . . . .           4,507,159           5,023,381           1,668,934
     Less: Casino promotional allowances . . . . . . . . . . . . . . .         (21,365,746)        (18,643,497)        (15,593,778)
                                                                              ------------        ------------        ------------
       Total net revenues. . . . . . . . . . . . . . . . . . . . . . .         283,563,411         247,748,732         173,200,031
                                                                              ------------        ------------        ------------

  Costs and expenses
     Casino. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         100,500,468          86,732,228          57,519,779
     Lodging . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          13,373,681          11,677,166           9,458,539
     Food and beverage . . . . . . . . . . . . . . . . . . . . . . . .          29,886,093          24,796,962          20,280,268
     Other operating . . . . . . . . . . . . . . . . . . . . . . . . .           2,811,332           2,812,983           2,837,956
     Selling, general and administrative . . . . . . . . . . . . . . .          73,945,020          67,126,744          50,269,869
     Depreciation and amortization . . . . . . . . . . . . . . . . . .          19,077,058          16,482,145          12,332,956
     Business development costs. . . . . . . . . . . . . . . . . . . .           2,689,875                   -                   -
     Pre-opening expenses. . . . . . . . . . . . . . . . . . . . . . .                   -           4,099,490           2,146,667
                                                                              ------------        ------------        ------------
       Total costs and expenses. . . . . . . . . . . . . . . . . . . .         242,283,527        213,727,718          154,846,034

  Operating income . . . . . . . . . . . . . . . . . . . . . . . . . .          41,279,884          34,021,014          18,353,997
                                                                              ------------        ------------        ------------

  Other income (expense)
     Interest income . . . . . . . . . . . . . . . . . . . . . . . . .             509,620             903,975             950,525
     Interest expense. . . . . . . . . . . . . . . . . . . . . . . . .         (19,401,110)        (15,098,509)         (8,910,714)
     Gain on sale of interests in unconsolidated affiliate . . . . . .          27,422,228                   -                   -
     Life insurance benefits . . . . . . . . . . . . . . . . . . . . .                   -                   -           2,245,520
     Other, net. . . . . . . . . . . . . . . . . . . . . . . . . . . .            (137,448)           (221,048)            605,933
                                                                              ------------        ------------        ------------
     Total other income (expense). . . . . . . . . . . . . . . . . . .           8,393,290         (14,415,582)         (5,108,736)
                                                                              ------------        ------------        ------------

  Income before income taxes and extraordinary item. . . . . . . . . .          49,673,174          19,605,432          13,245,261
  Income tax provision . . . . . . . . . . . . . . . . . . . . . . . .         (18,898,553)         (7,791,497)         (3,900,000)
                                                                              ------------        ------------        ------------

  Income before extraordinary item . . . . . . . . . . . . . . . . . .          30,774,621          11,813,935           9,345,261
  Loss on early retirement of debt, net of taxes . . . . . . . . . . .                   -            (521,705)                  -
                                                                              ------------        ------------        ------------
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 30,774,621        $ 11,292,230        $  9,345,261
                                                                              ------------        ------------        ------------
                                                                              ------------        ------------        ------------

  Net income per common share-basic
   Income before extraordinary item. . . . . . . . . . . . . . . . . .              $ 3.13              $ 1.22              $ 1.00
   Extraordinary item. . . . . . . . . . . . . . . . . . . . . . . . .                   -               (0.06)                  -
                                                                              ------------        ------------        ------------
   Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . .             $ 3.13               $ 1.16              $ 1.00
                                                                              ------------        ------------        ------------
                                                                              ------------        ------------        ------------

  Net income per common share-diluted
   Income before extraordinary item. . . . . . . . . . . . . . . . . .              $ 3.13              $ 1.22              $ 0.99
   Extraordinary item. . . . . . . . . . . . . . . . . . . . . . . . .                   -               (0.06)                  -
                                                                              ------------        ------------        ------------
   Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $ 3.13              $ 1.16              $ 0.99
                                                                              ------------        ------------        ------------
                                                                              ------------        ------------        ------------

  Weighted average common shares used in calculating
   income per common share . . . . . . . . . . . . . . . . . . . . . .
   Basic . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           9,826,636           9,645,708           9,364,520
                                                                              ------------        ------------        ------------
                                                                              ------------        ------------        ------------
   Diluted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           9,843,871           9,698,500           9,456,051
                                                                              ------------        ------------        ------------
                                                                              ------------        ------------        ------------



        The accompanying notes are an integral part of these statements.

                            HARVEYS CASINO RESORTS
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                           Years Ended November 30,
                                                                                           ------------------------
                                                                                  1997               1996                1995
                                                                                  ----               ----                ----
Common stock
  Balance at beginning of year
     Shares: 9,818,322 in 1997, 9,402,657 in 1996, and 9,348,823 in 1995      $     98,183        $     94,026        $     93,488
  Issuance of restricted stock, Shares: 1,500 in 1996 and 50,500 in 1995                 -                  15                 505
  Issuance of stock in acquisition of minority interest of subsidiary
    Shares: 382,500 in 1996. . . . . . . . . . . . . . . . . . . . . .                   -               3,825                   -
  Stock options exercised, Shares: 35,166 in 1997, 31,665 in 1996
    and 3,334 in 1995. . . . . . . . . . . . . . . . . . . . . . . . .                 352                 317                  33
                                                                              ------------        ------------        ------------
  Balance at end of year, Shares: 9,853,488 in 1997, 9,818,322 in 1996
     and 9,402,657 in 1995 . . . . . . . . . . . . . . . . . . . . . .              98,535              98,183              94,026
                                                                              ------------        ------------        ------------

Additional Paid-in capital and other
  Balance at beginning of year . . . . . . . . . . . . . . . . . . . .          38,634,439          31,419,882          30,511,349
  Issuance of restricted stock . . . . . . . . . . . . . . . . . . .                     -              26,798             969,245
  Issuance of stock in acquisition of minority interest of subsidiary,
     net of issuance costs of $507,098 . . . . . . . . . . . . . . . .                   -           6,660,952                   -
  Stock options exercised. . . . . . . . . . . . . . . . . . . . . . .             531,920             447,568              43,558
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              25,031              79,239            (104,270)
                                                                              ------------        ------------        ------------
  Balance at end of year . . . . . . . . . . . . . . . . . . . . . . .          39,191,390          38,634,439          31,419,882
                                                                              ------------        ------------        ------------

Treasury Stock
  Balance at beginning of year . . . . . . . . . . . . . . . . . . . .            (151,276)            (79,733)            (28,765)
  Forfeiture of restricted stock . . . . . . . . . . . . . . . . . . .             (40,250)            (49,000)            (24,500)
  Acquisition of treasury stock. . . . . . . . . . . . . . . . . . . .              (8,146)            (22,543)            (26,468)
                                                                              ------------        ------------        ------------
  Balance at end of year . . . . . . . . . . . . . . . . . . . . . . .            (199,672)           (151,276)            (79,733)
                                                                              ------------        ------------        ------------

Deferred Compensation
  Balance at beginning of year . . . . . . . . . . . . . . . . . . . .            (425,187)         (1,196,828)         (1,181,719)
  Issuance of restricted stock . . . . . . . . . . . . . . . . . . . .                   -             (26,814)           (969,750)
  Amortization of deferred compensation. . . . . . . . . . . . . . . .             236,868             749,455             930,141
  Forfeiture of restricted stock . . . . . . . . . . . . . . . . . . .              40,250              49,000              24,500
                                                                              ------------        ------------        ------------
  Balance at end of year . . . . . . . . . . . . . . . . . . . . . . .            (148,069)           (425,187)         (1,196,828)
                                                                              ------------        ------------        ------------

Retained Earnings
  Balance at beginning of year . . . . . . . . . . . . . . . . . . . .         111,606,913         102,063,739          94,216,595
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          30,774,621          11,292,230           9,345,261
  Cash dividends declared. . . . . . . . . . . . . . . . . . . . . . .          (1,966,168)         (1,749,056)         (1,498,117)
                                                                              ------------        ------------        ------------
  Balance at end of year . . . . . . . . . . . . . . . . . . . . . . .         140,415,366         111,606,913         102,063,739
                                                                              ------------        ------------        ------------

  Total Stockholders' Equity . . . . . . . . . . . . . . . . . . . . .        $179,357,550        $149,763,072        $132,301,086
                                                                              ------------        ------------        ------------
                                                                              ------------        ------------        ------------

       The accompanying notes are an integral part of these statements.

                           HARVEYS CASINO RESORTS
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 Years Ended November 30,
                                                                                                 ------------------------
                                                                                         1997              1996           1995
                                                                                         ----              ----           ----
  Cash flows from operating activities
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $30,774,621     $11,292,230      $ 9,345,261
  Adjustments to reconcile net income to net cash provided
   by operating activities
     Depreciation and amortization . . . . . . . . . . . . . . . . . . .               19,077,058      16,482,145       12,332,956
     Gain on sale of interests in unconsolidated affiliate . . . . . . .              (27,422,228)           --               --
     Equity in (income) loss of unconsolidated affiliate . . . . . . . .               (1,665,880)     (1,720,710)         731,724
     Amortization of deferred compensation . . . . . . . . . . . . . . .                  236,868         749,455          930,141
     Amortization of debt issuance costs . . . . . . . . . . . . . . . .                1,042,668       1,719,218          331,417
     Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . .                6,515,243       2,439,759          352,320
     Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  162,369         126,726         (588,078)
     (Increase) decrease in assets
       Accounts receivable, net. . . . . . . . . . . . . . . . . . . . .                2,984,090      (1,020,290)      (5,111,091)
       Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . .                 (369,346)       (750,456)         116,986
       Prepaid expenses and other current assets . . . . . . . . . . . .                 (235,227)      1,388,880         (289,594)
       Other assets. . . . . . . . . . . . . . . . . . . . . . . . . . .                   74,573        (315,760)      (4,816,950)
     Increase (decrease) in liabilities
       Accounts and contracts payable. . . . . . . . . . . . . . . . . .                  236,936       2,897,695        1,014,726
       Accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . .                4,433,595       5,285,369        4,808,098
       Income taxes payable. . . . . . . . . . . . . . . . . . . . . . .                7,056,237            --           (259,510)
       Other liabilities . . . . . . . . . . . . . . . . . . . . . . . .                1,734,973       1,193,685          695,705
                                                                                      -----------     -----------      -----------
          Net cash provided by operating activities. . . . . . . . . . .               44,636,550      39,767,946       19,594,111
                                                                                      -----------     -----------      -----------
  Cash flows from investing activities
     Proceeds from disposition of assets . . . . . . . . . . . . . . . .                3,716,157         198,920          220,455
     Capital expenditures. . . . . . . . . . . . . . . . . . . . . . . .              (22,531,641)    (51,395,297)     (66,897,927)
     Proceeds from sale of marketable securities . . . . . . . . . . . .                  498,032       1,833,202          300,000
     Purchase of marketable securities . . . . . . . . . . . . . . . . .                  (27,751)       (132,592)        (159,498)
     Purchase of notes and accrued interest of consolidated subsidiary .                     --        (6,000,000)            --
     Investment in unconsolidated affiliate. . . . . . . . . . . . . . .                     --              --         (4,000,500)
     Loan to unconsolidated affiliate. . . . . . . . . . . . . . . . . .                     --          (200,000)            --
     Advances to employees . . . . . . . . . . . . . . . . . . . . . . .                 (173,510)           --           (184,949)
     Proceeds from notes receivable. . . . . . . . . . . . . . . . . . .                  168,910         193,608          289,482
     Proceeds from sale of interests in unconsolidated affiliate . . . .               46,226,920            --               --
     Decrease in construction payables . . . . . . . . . . . . . . . . .               (3,448,828)           --               --
                                                                                      -----------     -----------      -----------
          Net cash provided by (used in) investing activities. . . . . .               24,428,289     (55,502,159)     (70,432,937)
                                                                                      -----------     -----------      -----------
  Cash flows from financing activities
     Net borrowings under short-term credit agreements . . . . . . . . .                 (340,335)       (335,019)         281,099
     Proceeds from long-term debt. . . . . . . . . . . . . . . . . . . .               11,013,876     245,900,000      181,436,932
     Principal payments on long-term debt. . . . . . . . . . . . . . . .              (44,266,675)   (210,835,153)    (124,736,101)
     Dividends paid. . . . . . . . . . . . . . . . . . . . . . . . . . .               (1,966,168)     (1,749,056)      (1,498,117)
     Debt issuance costs . . . . . . . . . . . . . . . . . . . . . . . .                 (116,178)     (7,043,342)      (1,615,419)
     Stock options exercised . . . . . . . . . . . . . . . . . . . . . .                  532,272         447,885           43,591
     Acquisition of treasury stock . . . . . . . . . . . . . . . . . . .                   (8,146)        (22,543)         (26,468)
                                                                                      -----------     -----------      -----------
          Net cash provided by (used in) financing activities. . . . . .              (35,151,354)     26,362,772       53,885,517
                                                                                      -----------     -----------      -----------

  Increase in cash and cash equivalents. . . . . . . . . . . . . . . . .               33,913,485      10,628,559        3,046,691
  Cash and cash equivalents at beginning of year . . . . . . . . . . . .               21,121,376      10,492,817        7,446,126
                                                                                      -----------     -----------      -----------
  Cash and cash equivalents at end of year . . . . . . . . . . . . . . .              $55,034,861     $21,121,376      $10,492,817
                                                                                      -----------     -----------      -----------
                                                                                      -----------     -----------      -----------
  Supplemental disclosure of cash flows information
     Cash paid for interest, net of amounts capitalized. . . . . . . . .              $18,426,216     $15,775,000      $ 6,602,000
     Cash paid for income taxes. . . . . . . . . . . . . . . . . . . . .                3,429,087       6,068,000        4,600,000
  Supplemental schedule of non-cash investing and financing activities
     Property and equipment acquired on contracts and trade payables . .                     --        22,303,908        7,520,305
     Acquisition of minority interest in subsidiary
       Fair value of net assets acquired . . . . . . . . . . . . . . . .                     --         5,480,971             --
       Minority interest . . . . . . . . . . . . . . . . . . . . . . . .                     --         1,690,904             --
       Common stock issued . . . . . . . . . . . . . . . . . . . . . . .                     --        (7,171,875)            --
     Subordinated notes issued in acquisition of notes
       and accrued interest of subsidiary. . . . . . . . . . . . . . . .                     --         8,000,000             --

    The accompanying notes are an integral part of these statements.

                                HARVEYS CASINO RESORTS
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND CONSOLIDATION

         Harveys Casino Resorts and subsidiaries (the "Company") is engaged in the casino entertainment industry. In 1996, the Company formed a wholly-owned subsidiary, Harveys Tahoe Management Company, Inc. ("HTMC"), to own and operate the Company's resort on the south shore of Lake Tahoe, Nevada. On May 22, 1997, HTMC was licensed by the Nevada gaming authorities and, on June 1, 1997, the Company transferred the ownership of Harveys Resort Hotel/Casino to HTMC. The Company, through its wholly-owned subsidiary, Harveys C. C. Management Company, Inc. ("HCCMC"), owns and operates Harveys Wagon Wheel Hotel/Casino in Central City, Colorado. Until April 30, 1996, the Company, through HCCMC, owned 70% of the equity interest in Harveys Wagon Wheel Casino Limited Liability Company ("HWW") which owned Harveys Wagon Wheel Hotel/Casino. On April 30, 1996, the Company acquired all of the 30% minority interest in HWW in exchange for common stock of the Company. On June 1, 1997, the Company contributed its 30% interest in HWW to HCCMC. Subsequently, HWW was liquidated and HCCMC became the sole owner and operator
of Harveys Wagon Wheel Hotel/Casino.   Until October 24, 1997, the Company,
through its wholly-owned subsidiary, Harveys L.V. Management Company, Inc. ("HLVMC"), owned 40% of the equity interest in Hard Rock Hotel, Inc. ("HRHC"), which owns the Hard Rock Hotel and Casino in Las Vegas, Nevada. HLVMC had a contract to manage the Las Vegas hotel and casino. On October 24, 1997 the Company sold its 40% equity interest and its interest in the management contract to HRHC (see Note 10). Additionally, the Company's wholly-owned subsidiary, Harveys Iowa Management Company, Inc. ("HIMC"), is the owner and operator of Harveys Casino Hotel, a riverboat casino, hotel and convention center complex in Council Bluffs, Iowa. The riverboat casino portion of the complex opened for business on January 1, 1996 and the land-based hotel opened for business on May 24, 1996.

         The consolidated financial statements include the accounts of Harveys Casino Resorts and its majority and wholly-owned subsidiaries. In consolidating, all significant intercompany accounts and transactions have been eliminated. Investments in an unconsolidated affiliate are stated at cost adjusted by the Company's equity in undistributed earnings or losses of the affiliate.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash on hand and in banks, interest bearing deposits and highly liquid debt instruments purchased with initial maturities of three months or less. Cash equivalents are carried at cost which approximates market value.

INVENTORIES

         Inventories consist primarily of operating supplies and food and beverage stock and are stated at the lower of weighted-average cost or market.

PROPERTY, EQUIPMENT AND DEPRECIATION

         Property and equipment are stated at cost. Interest incurred during construction is capitalized and amortized over the life of the asset. Costs of improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in income. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the asset life or lease term. Depreciable lives are as follows:

Buildings and improvement.................................  15 to 45 years
Riverboat.................................................        20 years
Leasehold improvement.....................................   5 to 30 years
Equipment, furniture and fixture..........................   5 to 10 years

UNAMORTIZED LOAN COSTS AND DEBT ISSUANCE COSTS

    Loan costs incurred in connection with a reducing revolving credit agreement are amortized to interest expense over the term of the loan on a straight-line method. Debt issuance costs associated with the Company's senior subordinated notes are amortized to interest expense over the term of the notes on the interest method.

FUTURE DEVELOPMENT COSTS

    The Company capitalizes costs associated with new gaming projects until (a) the project is no longer considered viable and the costs are expensed, or (b) the likelihood of the project is relatively certain and the costs are reclassified to pre-opening and expensed when operations commence. Capitalized future development costs, relating to potential new gaming projects, of approximately $907,000 and $1,427,000 as of November 30, 1997 and 1996, respectively, are included on the accompanying balance sheet as other assets. During the fourth quarter of 1997, the Company expensed approximately $2.7 million of future business development costs.

PRE-OPENING EXPENSES

    Pre-opening expenses are associated with the acquisition, development and opening of the Company's new casino resorts. These amounts are expensed when the casino commences operations and include items that were capitalized as incurred prior to opening and items that are directly related to the opening of the property and are nonrecurring in nature. In 1996, approximately $4.1 million was expensed in conjunction with the Company's opening of the Harveys Casino Hotel project in Council Bluffs, Iowa.

Approximately $2.1 million was expensed in fiscal 1995 in conjunction with the Company's opening of Harveys Wagon Wheel Hotel/Casino in Central City, Colorado. Additionally, the Company's equity in the loss of the Hard Rock Hotel and Casino for fiscal year 1995 included the Company's share of approximately $4.5 million in pre-opening expenses.

CASINO REVENUES AND PROMOTIONAL ALLOWANCES

         In accordance with industry practice, the Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. Promotional allowances consist principally of the retail value of complimentary rooms, food, beverage, and other promotional allowances provided to customers without charge. The estimated costs of providing such complimentary services have been classified as casino operating expenses through interdepartmental allocations as follows:

                                                Years Ended November 30,
                                                ------------------------
                                              1997         1996          1995
                                              ----         ----          ----
Hotel....................................  $ 2,743,124  $ 2,454,401  $ 1,707,465
Food and beverage........................   10,871,776    9,805,175    8,566,136
Other....................................       63,505       51,782       53,527
                                           -----------  -----------  -----------
                                           $13,678,405  $12,311,358  $10,327,128
                                           -----------  -----------  -----------
                                           -----------  -----------  -----------

INCOME TAXES

    The Company and its subsidiaries file a consolidated federal income tax return. Income taxes are recorded in accordance with the liability method specified by Statement of Financial Accounting Standards ("SFAS") No. 109 - ACCOUNTING FOR INCOME TAXES. The following basic principles are applied in accounting for income taxes: (a) a current liability or asset is recognized for the estimated taxes payable or refundable for the current year; (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards;
(c) the measurement of current and deferred tax liabilities and assets is based on the provisions of the enacted tax law, the effects of future changes in tax laws or rates are not anticipated; and (d) the measurement of deferred taxes is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107-DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS requires the determination of fair value for certain of the Company's assets, liabilities and contingent liabilities. When practicable, the following methods and assumptions were used to estimate the fair value of those financial instruments included in the following categories:

    Notes receivable: The fair value of notes receivable is based upon projected cash flows discounted at estimated current market rates of interest. It is not practicable to estimate the fair value of notes receivable-related parties due to the related party nature of those instruments.

    Long-term debt: The fair value of long-term debt is estimated based on the current borrowing rates offered to the Company for debt of the same remaining maturities.

    It is estimated that the carrying amounts of the Company's financial instruments approximate fair value at November 30, 1997.

CONCENTRATIONS OF CREDIT RISK

    The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments consist of standby letters of credit.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company does not have collateral or other security to support financial instruments with off-balance-sheet credit risk.

LONG-LIVED ASSETS

    In accordance with the provisions of SFAS No. 121- ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, the Company reviews the carrying amount of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such reviews have not had a material effect on the Company's results of operations or financial position.

RECENTLY ISSUED ACCOUNTING STANDARDS

    The FASB has issued SFAS No. 131 - DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which establishes new standards for determining a reportable segment and for disclosing information regarding each such segment. A reportable segment is an operating segment: (a) that engages in business activities from which it earns revenues and incurs expenses, (b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker in deciding how to allocate resources and in assessing performance, (c) for which discrete financial information is available, and (d) that exceeds specific quantitative thresholds. SFAS No. 131 will be effective for the Company beginning December 1, 1998. On adoption, and to the extent practicable, segment information for earlier comparative years will be restated. The Company anticipates, with the adoption of SFAS No. 131, it will expand its segment disclosures relative to its Nevada, Colorado and Iowa operations. The Company believes the segment information required to be disclosed under SFAS No. 131 will have no effect on the Company's consolidated results of operations, financial position or cash flows, but will be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each of its reportable operating segments.

RECLASSIFICATIONS

    Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year presentation. These reclassifications have no effect on net income.

2.   NET INCOME PER COMMON SHARE

     As of December 1, 1997, the Company adopted the provisions of SFAS No. 128, Earnings Per Share. The Company has restated the prior periods net income per common share to conform with the provisions of SFAS No. 128. Basic net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is calculated by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares include restricted stock and stock options outstanding and exercisable for the purpose of calculating diluted net income per common share. The Company has no other potentially dilutive securities.

     A reconciliation of net income and shares for basic and diluted net income per common share follows:


                                                Year Ended November 30, 1997
                                           -------------------------------------
                                                                       Per Share
                                             Income        Shares        Amount
                                           -----------    ---------    ---------
Basic net income per common share. . . .   $30,774,621    9,826,636       $ 3.13
                                                                       ---------
                                                                       ---------
Effect of dilutive securities. . . . . .                     17,235
                                           -----------    ---------
Diluted net income per common share. . .   $30,774,621    9,843,871       $ 3.13
                                           -----------    ---------    ---------
                                           -----------    ---------    ---------


                                                Year Ended November 30, 1996
                                           -------------------------------------
                                                                       Per Share
                                             Income        Shares        Amount
                                           -----------    ---------    ---------
Basic net income before extraordinary
 item. . . . . . . . . . . . . . . . . .   $11,813,935    9,645,708       $ 1.22
Effect of dilutive securities. . . . . .                     52,792    ---------
                                           -----------    ---------    ---------

Diluted net income before extraordinary
 item. . . . . . . . . . . . . . . . . .   $11,813,935    9,698,500       $ 1.22
                                           -----------    ---------    ---------
                                           -----------    ---------    ---------

Extraordinary item, basic. . . . . . . .   $  (521,705)   9,645,708       $(0.06)
                                                                       ---------
                                                                       ---------
Effect of dilutive securities. . . . . .                     52,792
                                           -----------    ---------
Extraordinary item, diluted. . . . . . .   $  (521,705)   9,698,500       $(0.06)
                                           -----------    ---------    ---------
                                           -----------    ---------    ---------
Basic net income per common share. . . .   $11,292,230    9,645,708       $ 1.16
                                                                       ---------
                                                                       ---------
Effect of dilutive securities. . . . . .                     52,792
                                           -----------    ---------
Diluted net income per common share. . .   $11,292,230    9,698,500       $ 1.16
                                           -----------    ---------    ---------
                                           -----------    ---------    ---------


                                                Year Ended November 30, 1995
                                           -------------------------------------
                                                                       Per Share
                                             Income        Shares        Amount
                                           -----------    ---------    ---------
Basic net income per common share. . . .   $ 9,345,261    9,364,520       $ 1.00
                                                                       ---------
                                                                       ---------
Effect of dilutive securities. . . . . .                     91,531
                                           -----------    ---------
Diluted net income per common share. . .   $ 9,345,261    9,456,051       $ 0.99
                                           -----------    ---------    ---------
                                           -----------    ---------    ---------


3.   ACCRUED EXPENSES

    Accrued expenses consist of the following as of:

                                                              November 30,
                                                              ------------
                                                           1997         1996
                                                           ----         ----
Provision for progressive jackpot payouts............  $ 1,458,571  $ 1,355,382
Accrued interest.....................................      174,706      242,480
Accrued salaries, wages and other employee benefits..    8,301,094    7,131,230
Accrued taxes other than income taxes................    4,462,947    2,066,110
Self-funded workers' compensation and medical
  claims accrual.....................................    2,368,755    1,640,617
Outstanding gaming chips and tokens..................      870,159    1,613,158
Race and sports book futures and unclaimed winners...      808,903      754,279
Other accrued liabilities............................    2,499,911    2,336,554
                                                        ----------- -----------
                                                        $20,945,046 $17,139,810
                                                        ----------- -----------
                                                        ----------- -----------

4.   LONG-TERM DEBT

    Long-term debt consists of the following as of:

                                                            November 30,
                                                            ------------
                                                         1997         1996
                                                         ----         ----
10 5/8% senior subordinated notes, due 2006........   $150,000,000 $150,000,000
Banks and others -
    Note payable to banks..........................             -    30,500,000
    Notes payable to financing company.............       623,387     3,367,226
    Other..........................................       230,271       239,231
                                                     ------------  ------------
                                                      150,853,658   184,106,457
    Less current portion...........................       633,354     2,752,799
                                                     ------------  ------------
                                                     $150,220,304  $181,353,658
                                                     ------------  ------------
                                                     ------------  ------------

    Aggregate annual maturities of long-term debt, based on amounts borrowed as of November 30, 1997, are as follows:

    YEARS ENDING NOVEMBER 30,
    -------------------------
    1998.....................................................  $    633,354
    1999.....................................................        11,089
    2000.....................................................        12,336
    2001.....................................................        13,724
    2002.....................................................        15,268
    2003 and thereafter......................................   150,167,887
                                                               ------------
                                                               $150,853,658
                                                               ------------
                                                               ------------

10 5/8 % SENIOR SUBORDINATED NOTES, DUE 2006

    On May 22, 1996 the Company issued and sold, pursuant to an underwritten public offering, $150 million in aggregate principal amount of 10 5/8% senior subordinated notes due 2006 (the "Senior Subordinated Notes").

    The Senior Subordinated Notes are governed by an indenture (the
"Indenture") and are general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company (as defined in the Indenture). The Senior Subordinated Notes are guaranteed by each of the Restricted Subsidiaries of the Company (as defined in the Indenture). Each guarantee is a general unsecured obligation of the guaranteeing Restricted Subsidiary, subordinated in right of payment to all existing and future Senior Debt of each guaranteeing Restricted Subsidiary. The guaranteeing Restricted Subsidiaries are HCCMC, HIMC, HLVMC and HTMC. Separate financial statements of the guaranteeing Restricted Subsidiaries have not been included because management has determined that they are not material to investors.

    Interest on the Senior Subordinated Notes is payable semi-annually on June 1 and December 1 of each year. The Senior Subordinated Notes will mature on June 1, 2006. The Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after June 1, 2001 at prices ranging from 105.313% of the principal amount plus accrued and unpaid interest to 100% of the principal amount plus accrued and unpaid interest beginning June 1, 2004 and thereafter. Upon a Change of Control (as defined in the Indenture) each holder of the Senior Subordinated Notes will have the right to require the Company to repurchase such holder's Senior Subordinated Notes at 101% of the principal amount plus accrued and unpaid interest to the repurchase date.

    The Indenture contains certain covenants that impose limitations on, among other things: (a) the incurrence of additional indebtedness by the Company or any Restricted Subsidiary, (b) the payment of dividends in excess of regular quarterly dividends which are not to exceed $500,000 per quarter, (c) the repurchase of capital stock and the making of certain other Restricted Payments and Restricted Investments (each as defined in the Indenture) by the Company or any Restricted Subsidiary, (d) mergers, consolidations and sales of assets by the Company or any Restricted Subsidiary, (e) the creation or incurrence of liens on the assets of the Company or any Restricted Subsidiary, and (f) transactions by the Company or any of its subsidiaries with Affiliates (as defined in the Indenture).
These limitations are subject to a number of qualifications and exceptions as described in the Indenture. The Company was in compliance with these covenants at November 30, 1997.

NOTE PAYABLE TO BANKS

    The Company is party to a reducing revolving credit agreement with a consortium of banks (the "Credit Facility"). As of November 30, 1997, under the Credit Facility, the Company could borrow up to a maximum available principal balance of $115 million. The maximum available under the Credit Facility is reduced by the advanced but unpaid principal balance and by any letter of credit exposure. The advanced but unpaid principal balance at November 30, 1997 and 1996 was zero and $30.5 million, respectively. Outstanding letters of credit amounted to approximately $1.2 million at November 30, 1997. The note payable under the Credit Facility matures in February 2002. Until then, the annual year-end maximum principal balances are as follows:

        November 30,
        ------------
        1998. . . . . . . . . . . . . . . . . . . . . . .  $103,500,000
        1999. . . . . . . . . . . . . . . . . . . . . . .    92,000,000
        2000. . . . . . . . . . . . . . . . . . . . . . .    74,750,000
        2001. . . . . . . . . . . . . . . . . . . . . . .    57,500,000

    The Company pays quarterly fees at an annual rate varying from three-eights of one percent (0.375%) to one-half of one percent (0.5%) on the unborrowed maximum principal balance depending on the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The rate in effect at November 30, 1997 was 0.425%.

    Interest is due and payable monthly and is provided at the higher of the prime rate or the Federal Funds Rate plus one-half of one percent (0.5%), plus an applicable margin. However, in accordance with the terms of the Credit Facility, the Company has the option to cause a portion, or all, of the outstanding principal balance to accrue interest at a rate equal to the London Inter-Bank Offering Rate ("LIBOR") plus an applicable margin. In each case, the applicable margin is determined by reference to the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The applicable margins at November 30, 1997 were 2.0%, with respect to LIBOR-based borrowings, and 0.5%, with respect to prime rate borrowings.

    The Credit Facility is secured by all of the real and personal property of:
(a) HTMC, (b) HIMC, (c) HCCMC, and (d) HCR Services Company, Inc. ("HCRSC"), a Nevada corporation, which is wholly owned by the Company, as well as all of the contracts the Company has entered into in connection with its ownership and operation of: (i) HTMC, (ii) HIMC, (iii) HCCMC, and (iv) HCRSC. Additional security is provided by a pledge of the stock of the following subsidiaries of the Company: HLVMC, HCCMC, HIMC, HTMC, HCRSC, and Reno Projects, Inc., a Nevada corporation, which is wholly owned by the Company.

    The Credit Facility contains certain financial and other covenants. The financial covenants prevent the Company from making any investments in or advances to affiliates without the prior written consent of the lenders under the Credit Facility. The covenants allow the declaration and payment of dividends without the prior written consent of the lenders if certain fixed charge coverage ratios are maintained. The covenants require the Company to maintain certain set standards with respect to: (a) minimum tangible net worth,
(b) fixed charge coverage ratios, and (c) minimum annual capital expenditures. The financial covenants also limit the Company's ability to incur additional indebtedness. The Company was in compliance with these covenants at November 30, 1997.

NOTES PAYABLE TO FINANCING COMPANY

    HWW entered into an equipment financing agreement with a financing company to finance the acquisition of up to $7.5 million of gaming and associated equipment. The obligations to repay the outstanding principal balances of the secured notes under the equipment financing agreement have been assumed by HCCMC and, as of November 30, 1997 were approximately $191,000 and $432,000. The notes are secured by the equipment acquired and are payable in monthly payments of approximately $194,000 and $56,000 including interest that accrues at a rate of 12.15% per annum. The notes will mature in December 1997 and July 1998, respectively.

5.   OPERATING LEASE COMMITMENTS

    The Company's future minimum lease commitments under noncancellable operating leases (principally for land) as of November 30, 1997 are as follows:

      YEARS ENDING NOVEMBER 30,
      -------------------------
      1998.................................................... $ 2,668,801
      1999....................................................   2,603,438
      2000....................................................   2,515,615
      2001....................................................   2,358,919
      2002....................................................   2,296,670
      2003 and thereafter.....................................  94,717,473

    Certain leases included above have provisions which require periodic increases in the rental payments based upon the consumer price index as of certain dates. In addition, annual lease payments under an obligation on a land lease are based upon an escalating percentage of gross gaming revenues or all net revenues, whichever calculation is greater, of Harveys Resort Hotel/Casino. The percentages applicable to gross gaming revenues and all net revenues in fiscal 1998 will be 3.25% and 2.15%, respectively. In fiscal 1999 the percentages increase to 3.35% and 2.25%, respectively, and in fiscal 2000 and years thereafter the percentages are 3.5% and 2.35%, respectively. The actual rent paid is the greater of the rent calculated as a percentage or a minimum rent, as adjusted for the consumer price index. In 1997, the expiration of this land lease was extended to the year 2045. For 1997, 1996 and 1995, the Company recognized rental expense in connection with the land lease of approximately $3.0 million, $3.1 million and $3.1 million, respectively, which includes approximately $789,000, $655,000 and $740,000, respectively, above the minimum rental amounts. Total rental expense recognized for 1997, 1996 and 1995 amounted to approximately $3.7 million, $3.7 million and $3.6 million, respectively.

    The Company is also a lessor on several noncancellable lease agreements. Of the rental income recognized for the years ended November 30, 1997, 1996 and 1995, approximately $118,000, $77,000 and $85,000, respectively, represents rents received as a percentage of gross receipts. The remaining amounts are attributable to specified minimum rent. Future minimum payments due to the Company under these noncancellable lease agreements are as follows:

      YEARS ENDING NOVEMBER 30,
      -------------------------
      1998..................................................   $ 1,315,441
      1999..................................................       437,656
      2000..................................................       395,493
      2001..................................................       310,143
      2002..................................................        78,525

6.    INCOME TAXES
    The provision for income taxes consists of the following:

                                                  Years Ended November 30,
                                                  ------------------------
                                                1997        1996        1995
                                                ----        ----        ----
Current...................................  $12,383,310  $5,484,923  $3,547,680
Deferred..................................    6,515,243   2,306,574     352,320
                                            -----------  ----------  ----------
Income tax provision before extraordinary
   item...................................   18,898,553   7,791,497   3,900,000
Income tax benefit of extraordinary item..            -    (334,497)          -
                                            -----------  ----------  ----------
Income tax provision......................  $18,898,553  $7,457,000  $3,900,000
                                            -----------  ----------  ----------
                                            -----------  ----------  ----------

    The difference between the Company's provision for income taxes as presented in the accompanying consolidated statements of income, and the provision for income taxes computed at the statutory rate is comprised of the items shown in the following table as a percent of pre-tax earnings.

                                                  Years Ended November 30,
                                                  ------------------------
                                                1997        1996        1995
                                                ----        ----        ----
Federal income tax at the statutory rate......  35.0%       35.0%       35.0%
Non-deductible expenses.......................   1.2         0.8         0.7
Tax credits...................................  (0.5)       (1.1)       (1.2)
Nontaxable life insurance benefits............     -           -        (5.3)
State income tax, net of federal benefit......   1.7         1.9           -
Other, net....................................   0.6         3.1         0.2
                                                -----       -----       -----
                                                38.0%       39.7%       29.4%
                                                -----       -----       -----
                                                -----       -----       -----

    The components of the deferred income tax assets and liabilities as presented in the consolidated balance sheets, are as follows at November 30:

                                                        1997          1996
                                                        ----          ----
DEFERRED TAX ASSET
Accrued compensation.............................  $  5,025,651  $   4,513,769
Other accrued expenses...........................       702,304      2,401,454
                                                   ------------  -------------
                                                      5,727,955      6,915,223
DEFERRED TAX LIABILITY
Property and equipment...........................   (28,098,605)   (22,770,630)
                                                   ------------  -------------
Net deferred tax liability.......................  $(22,370,650)  $(15,855,407)
                                                   ------------  -------------
                                                   ------------  -------------

Current deferred asset...........................  $    651,965   $  3,483,912
Noncurrent deferred liability....................   (23,022,615)   (19,339,319)
                                                   ------------  -------------
Net deferred tax liability.......................  $(22,370,650)  $(15,855,407)
                                                   ------------  -------------
                                                   ------------  -------------

    In 1997 the Internal Revenue Service completed examinations of the Company's federal income tax returns for fiscal years 1995 and 1994. No significant adjustments were made to the Company's income tax liability or income tax provision as a result of the examinations.

7.  STOCK-BASED COMPENSATION

OMNIBUS INCENTIVE PLANS

    In November 1993, the Company adopted the 1993 Omnibus Incentive
Plan (the "1993 Plan") and in March 1996, the Company adopted the 1996 Omnibus Incentive Plan (the "1996 Plan" and together with the 1993 Plan, collectively referred to as the "Plans"). Under the Plans, shares of the Company's common stock may be granted to employees or prospective employees of the Company and/or its subsidiaries who are responsible for the management, growth and protection of the business of the Company. Issuance of shares of common stock under the Plans may consist of stock options, stock appreciation rights, restricted stock grants, performance units and dividend equivalents. The Plans are administered by a committee of the Board of Directors (the "Committee") whose members determine who will be awarded stock options, stock appreciation rights, restricted stock grants, performance units and dividend equivalents.

    Under the 1993 Plan, 915,219 shares of the Company's common stock were reserved for potential awards and under the 1996 Plan, an additional 500,000 shares of the Company's common stock were reserved.

    Stock options may be granted alone or in addition to other awards or in tandem with stock appreciation rights. The exercise price of stock options granted under the Plans is established by the Committee, but the exercise price may not be less than the market price of the Company's common stock on the date the option is granted. The term of each stock option will be fixed by the Committee. However, the term of any stock option may not exceed ten years.
Stock options granted under the Plans generally vest ratably over a three year period from the date of grant.

    In May 1997, the Board of Directors of the Company authorized the repricing of certain stock options. The repricing resulted in the cancellation of stock options to purchase 498,880 shares and the issuance of stock options to purchase 498,880 shares. The stock options were issued with an exercise price equal to the market value of the common stock on the date of repricing. The repriced options will vest 33 1/3% on each of the next three anniversaries of the grant.

    Stock appreciation rights entitle the holder to receive in cash an amount equal to the excess of the fair market value of common stock on the date of exercise over the fair market value of common stock on the date of grant. A stock appreciation right may be exercised at any time following the date which is six months after the date of grant, but not prior to the exercisability of any stock option with which it is granted in tandem. As of November 30, 1997, no stock appreciation rights had been granted.

    Restricted stock grants are awards of shares of common stock granted subject to such restrictions, terms and conditions as the Committee deems appropriate. The Committee determines the number of restricted shares to be granted and may impose different terms and conditions on any particular restricted share grant made to any employee. The Company has granted a total of
228,500 shares of restricted common stock.   Of the restricted shares granted,
in each case, 25% of the shares vested immediately as of the date of the grant and vest an additional 25% on each of the next three anniversaries of the grant. As of November 30,1997, grantees of the restricted shares had forfeited 8,375 shares pursuant to terms of the Plans. The Company has recognized approximately $237,000, $750,000, and $930,000 as compensation expense in 1997, 1996, and
1995, respectively.

    At November 30, 1997, 177,469 shares of the Company's common stock were available for grant under the Plans.

1993 NON-EMPLOYEE DIRECTORS' STOCK OPTION PROGRAM

    In November 1993, the Company adopted the 1993 Non-Employee Directors'
Stock Option Program (the "Program") whereby each currently serving non-employee director was granted an option to purchase 4,500 shares of the Company's common stock, and will be granted an option to purchase 1,500 shares of common stock immediately following each annual meeting. Each new non-employee director receives a grant of an option to purchase 4,500 shares of the Company's common stock immediately after the first annual meeting of shareholders after any such director is elected or appointed to the Board of Directors and will receive an option to purchase 1,500 shares of common stock immediately following each subsequent annual meeting. The options granted will vest 33 1/3% on the date of grant and 33 1/3% on each of the next two anniversaries of grant. The exercise price will be the fair market value of the common stock on the date of grant. A total of 60,000 shares have been reserved for issuance under this plan.

STOCK OPTIONS PURSUANT TO EMPLOYMENT CONTRACTS

    Two of the Company's directors, who are also employees, have been granted options, outside of the Plans or the Program, to purchase 15,000 and 12,500 shares of the Company's common stock, respectively. The stock options were granted in November 1993 pursuant to employment contracts and in anticipation of the Company's initial public offering in February 1994. The stock options have an exercise price of $14.00 per share. None of the stock options have been exercised. All of the stock options are currently exercisable and expire ten years from the date of grant.

    The following table summarizes information relative to stock options granted, exercised, canceled, outstanding and exercisable under the various plans discussed above:

                                                               Weighted-Average
                                                       Options  Exercise Price
                                                       -------  --------------
Options outstanding at December 1, 1994............    413,000      $14.00
Options granted....................................    125,200       19.21
Options canceled...................................     15,434       13.74
Options exercised..................................      3,334       13.07
                                                     ---------      ------
Options outstanding at November 30, 1995...........    519,432      $15.32
Options granted....................................    413,580       18.90
Options canceled...................................     21,834       13.81
Options exercised..................................     31,665       14.14
                                                     ---------      ------
Options outstanding at November 30, 1996...........    879,513      $16.96
Options granted....................................    684,193       16.48
Options canceled...................................    513,080       19.04
Options exercised..................................     35,166       13.77
                                                     ---------      ------
Options outstanding at November 30, 1997...........  1,015,460      $15.69
                                                     ---------
                                                     ---------
Options exercisable at November 30, 1995...........    274,166      $14.00
Options exercisable at November 30, 1996...........    476,042       15.13
Options exercisable at November 30, 1997...........    377,583       14.35

    The following table provides additional information relative to stock options outstanding at November 30, 1997:

                                    Options Outstanding                                 Options Exercisable
                                    -------------------                                 -------------------
                                     Weighted-Average
                                        Remaining
   Range of             Number          Contractual         Weighted-Average           Number        Weighted-Average
Exercise Prices      Outstanding       Life in Years        Exercisable Price       Exercisable     Exercisable Price
---------------      -----------       -------------        -----------------       -----------     -----------------
$12.44 - $16.25        339,367             6.17                  $14.04               328,533              $14.00
    $16.44             638,693             9.50                  $16.44                38,150              $16.44
$17.16 - $19.25         37,400             9.17                  $17.96                10,900              $17.57
                     ---------             ----                  ------               -------              ------
                     1,015,460             8.16                  $15.69               377,583              $14.35
                     ---------                                                        -------
                     ---------                                                        -------

    The FASB has issued SFAS No. 123 - ACCOUNTING FOR STOCK-BASED COMPENSATION. SFAS No. 123 provides, among other things, that companies may elect to either record expense based on the fair value of stock-based compensation upon issuance or continue to apply the methods prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") whereby no compensation cost is recognized upon
grant if certain requirements are met.   The Company has elected to continue to
account for stock-based compensation in accordance with APB No. 25.

    Had the Company recorded stock-based compensation cost consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts included in the table below. The table also discloses the weighted-average assumptions used in estimating the fair value of stock options using the Black-Scholes option pricing model and the weighted-average fair value of the stock options granted. Because the accounting method prescribed by SFAS No. 123 does not apply to stock options granted by the Company prior to December 1, 1995, the compensation cost reflected in the pro forma amounts included in the table below may not be representative of that to be expected in future years.

                                             Years Ended November 30,
                                             ------------------------
                                 Dollars in thousands, except per share amounts

Income before extraordinary item               1997                1996
                                               ----                ----
      As reported  . . . . . . . . . . . . .  $30,775             $11,814
      Pro forma  . . . . . . . . . . . . . .   30,406              11,465

Net income
      As reported  . . . . . . . . . . . . .  $30,775             $11,292
      Pro forma  . . . . . . . . . . . . . .   30,406              10,943

Income per share before extraordinary item
      As reported  . . . . . . . . . . . . .    $3.13               $1.22
      Pro forma  . . . . . . . . . . . . . .    $3.09               $1.18

Net income per share
      As reported  . . . . . . . . . . . . .    $3.13               $1.16
      Pro forma  . . . . . . . . . . . . . .    $3.09               $1.13

Weighted-average assumptions
      Expected stock price volatility. . . .    31.70%              32.64%
      Risk-free interest rate  . . . . . . .     5.20%               5.81%
      Expected option lives (years)  . . . .     2.84                3.06
      Expected dividend yield  . . . . . . .     1.00%               1.00%
      Estimated fair value of options
         granted   . . . . . . . . . . . . .    $4.05               $3.97

8.   EMPLOYEE BENEFIT PLANS

401(K) PLAN

    The Company maintains a defined contribution retirement savings plan for all full-time employees who have at least one year of continuous employment and 1,000 hours of service. The Company contributes amounts equal to 50% of each eligible employee's voluntary contributions. For purposes of determining the Company's required contribution to the plan, the employee's voluntary contributions cannot exceed 6% of the employee's qualified compensation. The Company's contribution to the plan for the years ended November 30, 1997, 1996 and 1995 amounted to approximately $1.6 million, $1.0 million and $1.0 million, respectively.

LONG-TERM INCENTIVE PLAN

    In 1994, the Company adopted a long-term incentive plan for key employees. Under the plan, incentives are accrued based upon annual operating results; however, ultimate payment of these incentives is contingent upon the Company attaining certain financial objectives over consecutive and concurrent three-year periods. As of November 30, 1997 and 1996, the amount due to plan participants was approximately $1.0 million and $782,000, respectively.

DEFERRED COMPENSATION PLAN

    In 1990, the Company established a non-qualified deferred compensation plan for designated executives and outside directors. Individuals electing to participate in this plan may voluntarily defer receipt of up to twenty-five percent (25%) of the participant's annual compensation. The deferred compensation is credited to each participant's account, and interest on such amounts is added to the participant's account each quarter. The interest rate paid on amounts deferred prior to calendar year 1995 is the prime rate at the beginning of each quarter plus five percent (13.25% at November 30, 1997). The interest rate paid on amounts deferred subsequent to December 31, 1994 is the prime rate plus two and one-half percent (10.75% at November 30, 1997). The Company is under no obligation to fund amounts under this plan, and such amounts are unsecured and treated as general obligations of the Company. As of November 30, 1997 and 1996, the amount due participants in this plan was approximately $2.3 million and $2.0 million, respectively.

POSTRETIREMENT BENEFITS

    The Company provides postretirement medical benefits for certain key executives and members of the Company's Board of Directors. These plans have been accounted for in accordance with the provisions of SFAS No. 106 - EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. This statement requires that the cost of these postretirement medical benefits be recognized under the accrual method of accounting. As permitted by SFAS No. 106, the Company has elected to amortize over a period of 20 years the accumulated postretirement benefit obligation (transition obligation) related to prior service costs. The components of the periodic expense for postretirement benefits were as follows:

                                                Years ended November  30,
                                                -------------------------
                                               1997         1996        1995
                                               ----         ----        ----
Service cost of benefits earned............  $ 75,219     $ 94,414    $ 70,372
Interest cost on liability.................    56,907       55,338      47,470
Amortization of transition obligation......    12,197       12,197      12,197
Prior service cost.........................     6,683        6,683       5,012
Loss.......................................         -        3,136       1,766
                                             --------     --------    --------
Net periodic postretirement benefit cost...  $151,006     $171,768    $136,817
                                             --------     --------    --------
                                             --------     --------    --------

    The Company's current policy is to fund the plan as covered benefits are paid. The actuarial and recorded liabilities for postretirement benefits, none of which have been funded, were as follows:

                                                             November  30,
                                                             -------------
                                                            1997        1996
                                                            ----        ----
Accumulated postretirement benefit obligation:
    Retirees...........................................   $ 71,761    $ 35,433
    Fully eligible active plan participants............    104,182      97,139
    Other active plan participants.....................    739,129     775,681
                                                          --------    --------
                                                           915,072     908,253
Plan assets at fair value..............................          -           -
                                                          --------    --------
Accumulated postretirement benefit obligation in
   excess of plan assets...............................    915,072     908,253
Prior service cost not recognized in net periodic
   postretirement benefit cost.........................    (95,864)   (102,547)
Unrecognized net gain (loss)...........................     13,589    (110,393)
Unrecognized transition obligation.....................   (182,943)   (195,140)
                                                          --------    --------
Postretirement benefit liability recognized in the
   consolidated balance sheets.........................   $649,854    $500,173
                                                          --------    --------
                                                          --------    --------

    A 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997 and 1996. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of November 30, 1997 and 1996 by approximately $142,000 and $139,000, respectively, and increase the service and interest cost components of net periodic postretirement benefit cost by approximately $23,000 and $26,000, respectively. The weighted-average discount rate used to estimate the accumulated postretirement benefit obligation at November 30, 1997 and 1996 was 7.25%.

SUPPLEMENTAL RETIREMENT PLANS

    The Company provides noncontributory supplemental executive retirement plans for certain key executives. Normal retirement under the supplemental executive retirement plans is age 65, and participants receive benefits based on years of service and compensation. The Company provides a noncontributory plan for members of the Company's Board of Directors. Participants in the Board of Directors plan receive benefits based on years of service, as a non-employee director, upon retirement from the Board.

    The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet as of November 30, 1997 and 1996:

                    ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION

                                                              November  30,
                                                              -------------
                                                            1997          1996
                                                            ----          ----
Accumulated benefit obligation, including vested benefits
  of $11,556,484 and $10,024,952, respectively...........  $12,038,065  $10,662,987
                                                           -----------  -----------
                                                           -----------  -----------
Projected benefit obligation for service rendered to date  $15,133,038  $13,660,863
Plan assets at fair value................................            -            -
                                                           -----------  -----------
Projected benefit obligation in excess of plan assets....   15,133,038   13,660,863
Unrecognized net loss....................................   (2,639,993)  (2,586,914)
Prior service cost not yet recognized in net periodic
  pension cost...........................................   (1,649,152)  (1,862,149)
Unrecognized net obligation at adoption date.............   (1,714,122)  (1,885,821)
                                                           -----------  -----------
Accrued pension cost recognized..........................  $ 9,129,771  $ 7,325,979
                                                           -----------  -----------
                                                           -----------  -----------
Additional liability and intangible asset:
Accumulated benefit obligation...........................  $12,038,065  $10,662,987
Less: Plan assets at fair value..........................            -            -
                                                           -----------  -----------
Unfunded accumulated benefit obligation..................   12,038,065   10,662,987
Less: Accrued pension cost...............................   (9,129,771)  (7,325,979)
                                                           -----------  -----------
Additional liability.....................................  $ 2,908,294  $ 3,337,008
                                                           -----------  -----------
                                                           -----------  -----------
Intangible asset -- limited to unrecognized net
  obligation plus prior service cost.....................  $ 2,908,294  $ 3,337,008
                                                           -----------  -----------
                                                           -----------  -----------

    Pension cost consists of the following components:

                                                              Years Ended November 30,
                                                              ------------------------
                                                           1997        1996        1995
                                                           ----        ----        ----
Service cost -- benefits earned during the period.....  $  502,946  $  425,334  $  286,453
Interest cost on projected benefit obligation.........     987,746     907,147     835,627
Return on plan assets.................................           -           -           -
Net amortization and deferral.........................     496,173     517,165     451,468
                                                        ----------  ----------  ----------
Net periodic pension cost.............................  $1,986,865  $1,849,646  $1,573,548
                                                        ----------  ----------  ----------
                                                        ----------  ----------  ----------

    The projected benefit obligation for November 30, 1997 and 1996 was determined using an assumed discount rate of 7.25% and an assumed salary increase rate of 5%. The Company has recorded additional liabilities of $2,908,294 and $3,337,008, and intangible assets of $2,908,294 and $3,337,008 as of November 30, 1997 and 1996, respectively. As of November 30, 1997 and 1996, a liability of approximately $12.0 and $10.6 million, respectively, is included in the consolidated balance sheets under the caption "Other liabilities" for the above plan.

SELF INSURED PLANS

    The Company is self insured for employee medical coverage and workers' compensation for the benefit of its employees. Estimated accrued obligations for claims under these self-insured plans as of November 30, 1997 and 1996 were approximately $2.4 million and $1.6 million, respectively. The Company's maximum liability under both plans is limited by stop-loss agreements with insurance companies.

9.   COMMITMENTS AND CONTINGENCIES

LETTERS OF CREDIT

    In connection with regulatory requirements, the Company was required to issue irrevocable standby letters of credit to guarantee the Company's obligation to satisfy a progressive slot machine jackpot payout and guarantee payment of workers' compensation benefits. Outstanding standby letters of credit as of November 30, 1997 were as follows:

                                                      AMOUNT    EXPIRATION DATE
                                                      ------    ---------------
Gaming Patron.....................................  $  430,476   March 31, 1998
St. Paul Fire and Marine (workers' compensation)..     812,500   April 15, 1998
                                                    ----------
                                                    $1,242,976
                                                    ----------
                                                    ----------

EMPLOYMENT CONTRACTS

    The Company has entered into employment agreements, each of which expires prior to November 30, 2002, with certain key executives. The employment agreements provide for, among other things, annual base compensation, participation in bonus plans, certain stock grants and stock option provisions.

EMPLOYEE MEALS AND PAYROLL TAXES

    On September 30, 1997, the United States Tax Court issued an adverse ruling applicable to hotels and casinos which provide meals to employees. The Tax Court ruled that nonqualifying employees are required to recognize income based upon the fair value of the meals received in excess of the amount paid by the employee. Accordingly, employers may be liable for withholding and payroll taxes associated with the fair value of the meals provided to employees in excess of the amount paid by the employee. At this time it is uncertain whether or not the Company will be liable for withholding and payroll taxes related to the income excluded from nonqualifying employee wages for the meals it has provided.

CLAIMS AND LEGAL ACTIONS

    The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, all pending matters are either adequately covered by insurance or if not covered by insurance, will not have a material adverse effect on the Company's financial statements taken as a whole.

10.   RELATED PARTY TRANSACTIONS

NOTES RECEIVABLE FROM  RELATED PARTY TRUST

    Jessica L. Ledbetter, Kirk B. Ledbetter and Franklin K. Rahbeck, all directors of the Company, and Wells Fargo Bank, National Association are the co-trustees of the William B. Ledbetter and Beverlee A. Ledbetter Irrevocable Trust ("the Trust"). The Trust owns survivorship life insurance policies on the lives of William B. Ledbetter and Beverlee A. Ledbetter, deceased. William B. Ledbetter is an officer and director of the Company and until her death on September 12, 1995, Beverlee A. Ledbetter was the largest shareholder of the Company. Prior to fiscal 1995, the Company had paid premiums on the life insurance policies owned by the Trust. The Company has no further obligation to pay such premiums. The Trust has issued two notes payable to the Company for the amounts of the premiums previously paid by the Company. The notes are in the principal amounts of $1,376,995 and $455,272 and bear interest at the rate of 5.84% and 6.30%, respectively. Interest on the notes is payable on December 31 of each year and the entire unpaid principal amount becomes due on the earlier of November 15, 2001 or the death of William B. Ledbetter.

11. SALE OF INTERESTS IN UNCONSOLIDATED AFFILIATE

    Until October 24, 1997, the Company owned a 40% equity interest in HRHC. The Company accounted for this investment on the equity method. Pursuant to a management agreement between HRHC and HLVMC, relating to the management and operations of the Hard Rock Hotel and Casino owned by HRHC (the "Management Agreement"), the Company earned a base management fee from HRHC of 4% of adjusted gross revenue, as defined in the Management Agreement, and up to an additional 2% of adjusted gross revenue if certain financial targets were met.

    On October 24, 1997, the Company sold all of the capital stock of HRHC held by the Company, representing 40% of the then outstanding capital stock of HRHC, and all of the Company's rights under the Management Agreement. The capital stock and the rights under the Management Agreement were sold to HRHC. The sale closed pursuant to the terms of a Stock Purchase and Management Buyout Agreement entered into on July 1, 1997 by and among the Company, HLVMC, Lily Pond Investments, Inc., a Nevada corporation ("Lily Pond") and HRHC. Upon closing, the Management Agreement terminated and a stockholders' agreement among the Company, HRHC and Lily Pond was canceled.

    The Company received $45.0 million cash for the capital stock and the Company's rights under the Management Agreement. The Company received, in addition, approximately $1.2 million cash in satisfaction of a note and other amounts due the Company from HRHC as of October 24, 1997.

    Summarized balance sheet and statement of income information for HRHC as of November 30, 1996, for the year ended November 30, 1996 and for the period from December 1, 1996 through October 24, 1997 were as follows:

                                                                    November 30,
                                                                    ------------
                                                                        1996
                                                                        ----
Summarized Balance Sheet Information (in thousands)
    Current assets..................................................  $ 11,376
    Land, building and equipment, net...............................    84,466
    Other assets....................................................    11,792
                                                                      --------
       Total assets.................................................   107,634
                                                                      --------
    Current liabilities.............................................    20,950
    Long-term debt..................................................    55,922
                                                                      --------
       Total liabilities............................................    76,872
                                                                      --------
       Net assets...................................................  $ 30,762
                                                                      --------
                                                                      --------

                                                     Period Ended   Year Ended
                                                       October 24,  November 30,
                                                          1997          1996
                                                          ----          ----
Summarized Statement of Income Information (in
thousands)
   Revenues............................................  $68,699       $77,289
   Operating income....................................   11,323        12,663
   Net income..........................................    4,295         4,467

12. SUBSEQUENT EVENT (UNAUDITED)

         On February 1, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, the Company has agreed to merge with Harveys Acquisition Corporation, a Delaware corporation which is an affiliate of Colony Investors III, L. P., a Delaware limited partnership and controlled affiliate of Colony Capital, Inc. of Los Angeles, California ("Colony Capital"). Upon closing of the transaction contemplated by the Merger Agreement, the Company will be an affiliate of Colony Capital. The all-cash transaction values each of the approximately 10.8 million fully diluted common shares of the Company at $28. Closing of the merger is subject to a number of conditions, including approval by the stockholders of at least two-thirds of the Company's common stock and receipt of all necessary regulatory approvals, including the approvals of Nevada, Colorado and Iowa gaming authorities. Stockholders owning approximately 41% of the Company's outstanding common stock, including the Company's largest stockholder, have agreed to vote in favor of the transaction. If the merger has not closed by September 1, 1998, the Company's stockholders would receive additional consideration under certain circumstances.

    If the merger is consummated, under the terms of the Indenture each holder of the Senior Subordinated Notes will have the right to require the Company to repurchase such holder's Senior Subordinated Notes at 101% of the principal amount plus accrued and unpaid interest to the repurchase date. See footnote 4.

13. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following table sets forth unaudited selected quarterly financial information for each quarter of fiscal 1997 and 1996. This information, in the opinion of management, includes only normal recurring adjustments necessary for a fair representation of the information set forth therein. The operating results for any quarter are not indicative of results for any future period. Quarterly results may not be comparative due to the seasonal nature of operations.

(IN THOUSANDS, EXCEPT PER SHARE DATA)             FIRST    SECOND     THIRD    FOURTH
-------------------------------------             -----    ------     -----    ------
Fiscal 1997
    Revenue....................................  $58,554   $71,709   $83,676   $69,624
    Operating income...........................    4,599    11,560    17,995     7,126
    Income before income taxes (a).............        7     6,683    12,981    30,002
    Net income (a).............................        4     3,978     7,724    19,068
    Net income per common share (a) (b)........  $  0.00   $  0.40   $  0.78   $  1.93
Fiscal 1996
    Revenue....................................  $49,474   $59,380   $74,249   $64,647
    Operating income...........................      895     8,147    15,198     9,781
    Income (loss) before income taxes and
      extraordinary item.......................     (896)    5,049    10,533     4,918
    Extraordinary item, net of tax.............        -      (141)     (380)        -
    Net income (loss)..........................     (576)    3,003     5,905     2,961
    Net income (loss) per common share (b)
      Income (loss) before extraordinary item..  $ (0.06)  $  0.33   $  0.64   $  0.30
      Extraordinary item, net of tax...........        -     (0.02)    (0.04)        -
      Net income (loss) per common share.......  $ (0.06)  $  0.31   $  0.60   $  0.30

(a) Income before income taxes, net income and net income per common share for the fourth quarter of fiscal 1997 include the effect of the gain recognized on the sale of the Company's interests in the Hard Rock Hotel and Casino. The gain on the transaction was approximately $27.4 million, before income taxes, and approximately $17.4 million on an after-tax basis.

(b) Net income (loss) per share calculations for each quarter are based on the weighted average number of common stock and common stock equivalents outstanding during the respective quarters; accordingly, the sum of the quarters does not equal the full-year income per share.

                              HARVEYS CASINO RESORTS
                  UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share amounts)


                                                                  August 31,            November 30,
                                                                     1998                  1997
                                                                     ----                  ----
                    ASSETS
Current assets
  Cash and cash equivalents                                       $  78,245             $  55,035
  Accounts and notes receivable, net                                  5,652                 5,264
  Prepaid expenses                                                    4,033                 3,447
  Other current assets                                                4,517                 4,310
                                                                  ---------             ---------
    Total current assets                                             92,447                68,056

Property and equipment (net of accumulated depreciation
  of $141,565 and $128,110)                                         316,658               318,270
Notes receivable -  related parties                                   1,876                 1,876
Other assets                                                         15,664                15,263
                                                                  ---------             ---------
    Total assets                                                  $ 426,645             $ 403,465
                                                                  ---------             ---------
                                                                  ---------             ---------

       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt                               $      11             $    633
  Accounts and contracts payable                                      6,044                5,991
  Income taxes payable                                                5,948                7,056
  Accrued interest payable                                            4,153                  175
  Accrued expenses                                                   22,518               20,770
                                                                  ---------             ---------
    Total current liabilities                                        38,674               34,625
                                                                  ---------             ---------

Long-term debt, net of current portion                              150,209              150,220
Deferred income taxes                                                23,023               23,023
Other liabilities                                                    18,131               16,240
                                                                  ---------             ---------
    Total liabilities                                               230,037              224,108
                                                                  ---------             ---------
Commitments and contingencies
Stockholders' equity
  Preferred stock, $.01 par value; 5,000,000 shares authorized;           -                    -
    none issued
  Common stock, $.01 par value; 30,000,000 shares authorized;
   shares issued 10,079,671 and 9,853,488                               101                   99
  Additional paid-in capital and other                               43,483               39,043
  Retained earnings                                                 153,267              140,415
  Treasury stock, at cost; 14,155 shares and 12,516 shares             (243)                (200)
                                                                  ---------             ---------
    Total stockholders' equity                                      196,608              179,357
                                                                  ---------             ---------
    Total liabilities and stockholders' equity                     $426,645             $403,465
                                                                  ---------             ---------
                                                                  ---------             ---------

                The accompanying notes are an integral part of these statements.

                          HARVEYS CASINO RESORTS
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
              (Dollars in thousands, except per share amounts)

                                                Three Months               Nine Months
                                              Ended August 31,           Ended August 31,
                                              ----------------           ----------------
                                             1998          1997         1998         1997
                                             ----          ----         ----         ----
Revenues
  Casino                                     $68,030      $63,148      $183,501     $162,397
  Lodging                                     10,447       10,199        26,157       24,659
  Food and beverage                           13,726       13,378        35,479       33,380
  Other                                        2,203        2,099         5,583        5,267
  Management fees and joint venture                -        1,251             -        3,920
  Less: Casino proportional allowances        (6,783)      (6,399)      (17,763)     (16,092)
                                          ----------    ---------    ----------    ---------
    Total net revenues                        87,623       83,676       232,957      213,531
                                          ----------    ---------    ----------    ---------

Costs and expenses
  Casino                                      30,653       27,306        86,310       75,168
  Lodging                                      3,673        3,524        10,299       10,051
  Food and beverage                            8,305        8,461        22,664       22,595
  Other operating                                808          806         2,230        2,145
  Selling, general and administrative         20,636       20,541        58,766       55,432
  Depreciation and amortization                5,276        5,043        15,641       13,987
  Merger related costs                         1,103            -         1,103            -
                                          ----------    ---------    ----------    ---------
    Total costs and expenses                  70,454       65,681       197,013      179,378
                                          ----------    ---------    ----------    ---------

Operating income                              17,169       17,995        35,944       34,153
                                          ----------    ---------    ----------    ---------

Other income (expense)
  Interest income                                591           81         1,495          245
  Interest expense                           (4,477)       (4,929)      (13,390)     (14,776)
  Other, net                                    (63)         (166)         (123)          49
                                          ----------    ---------    ----------    ---------
    Total other income (expense)              (3,949)      (5,014)      (12,018)     (14,482)
                                          ----------    ---------    ----------    ---------

Income before income taxes                    13,220       12,981        23,926       19,671
Income tax provision                          (5,288)      (5,257)       (9,571)      (7,965)
                                          ----------    ---------    ----------    ---------
Net income                                   $ 7,932      $ 7,724      $ 14,355     $ 11,706
                                          ----------    ---------    ----------    ---------
                                          ----------    ---------    ----------    ---------

Income per common share
    Basic                                    $  0.79      $  0.79      $   1.43     $   1.19
                                          ----------    ---------    ----------    ---------
                                          ----------    ---------    ----------    ---------
    Diluted                                  $  0.77      $  0.78      $   1.41     $   1.19
                                          ----------    ---------    ----------    ---------
                                          ----------    ---------    ----------    ---------

    Dividends declared per common share      $  0.05      $  0.05      $   0.15     $   0.15
                                          ----------    ---------    ----------    ---------
                                          ----------    ---------    ----------    ---------

Weighted average common shares used in
  calculating income per common share
    Basic                                 10,065,851    9,832,206    10,009,086    9,822,667
                                          ----------    ---------    ----------    ---------
                                          ----------    ---------    ----------    ---------
    Diluted                               10,265,027    9,851,443    10,213,456    9,835,297
                                          ----------    ---------    ----------    ---------
                                          ----------    ---------    ----------    ---------

        The accompanying notes are an integral part of these statements.

                         HARVEYS CASINO RESORTS
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (DOLLARS IN THOUSANDS)


                                                                    Nine Months Ended August 31,
                                                                    ----------------------------
                                                                      1998                1997
                                                                      ----                ----
Cash flows from operating activities
  Net income                                                         $14,355             $11,706
  Adjustments to reconcile income to net cash
    provided by operating activities
      Depreciation and amortization                                   15,641              13,987
      Other, net                                                       5,062              14,165
                                                                     -------             -------
          Net cash provided by operating activities                   35,058              39,858
                                                                     -------             -------
Cash flows from investing activities
  Capital expenditures                                               (13,040)            (22,114)
  Proceeds from disposition of assets                                     98               3,674
  Other, net                                                               -                 (45)
                                                                     -------             -------
         Net cash used in investing activities                       (12,942)            (18,485)
                                                                     -------             -------
Cash flows from financing activities
  Principal payments on long-term debt                                  (633)            (26,049)
  Dividends paid                                                      (1,503)             (1,474)
  Proceeds form long-term debt                                             -              11,014
  Exercise of options to purchase stock                                3,382                 388
  Other, net                                                            (152)               (325)
                                                                     -------             -------
         Net cash used in financing activities                         1,094             (16,446)
                                                                     -------             -------
Increase in cash and cash equivalents                                 23,210               4,927
Cash and cash equivalents at beginning of period                      55,035              21,121
                                                                     -------             -------
Cash and cash equivalents at end of period                           $78,245             $26,048
                                                                     -------             -------
                                                                     -------             -------
Supplemental cash flows disclosure
  Cash paid for interest net of amounts capitalized                  $ 8,513             $10,104
  Cash paid for income taxes                                           9,755                 663

        The accompanying notes are an integral part of these statements

                             HARVEYS CASINO RESORTS
          NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1. Basis of Presentation and Consolidation - Harveys Casino Resorts, a Nevada corporation, (the "Company") is engaged in the casino entertainment industry. Through its wholly-owned subsidiary, Harveys Tahoe Management Company, Inc. ("HTMC"), the Company owns and operates Harveys Resort Hotel/Casino on the south shore of Lake Tahoe, Nevada. The Company, through its wholly-owned subsidiary, Harveys C. C. Management Company, Inc. ("HCCMC"), owns and operates Harveys Wagon Wheel Hotel/Casino in Central City, Colorado. Until October 24, 1997, the Company, through its wholly-owned subsidiary, Harveys L.V. Management Company, Inc. ("HLVMC"), owned 40% of the equity interest in Hard Rock Hotel, Inc. ("HRHC"), which owns the Hard Rock Hotel and Casino in Las Vegas, Nevada. HLVMC had a contract to manage the Las Vegas hotel and casino. On October 24, 1997 the Company sold its 40% equity interest and its interest in the management contract to HRHC. Additionally, the Company's wholly-owned subsidiary, Harveys Iowa Management Company, Inc. ("HIMC") is the owner and operator of Harveys Casino Hotel, a riverboat casino, hotel and convention center complex in Council Bluffs, Iowa.

   The condensed consolidated financial statements include the accounts of Harveys Casino Resorts and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

   The condensed consolidated balance sheet as of November 30, 1997 has been prepared from the audited financial statements at that date. The accompanying condensed consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

   In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial condition, results of operations and cash flows have been included. The results of operations for the interim periods should not be considered indicative of results for a full fiscal year. These financial statements should be read in conjunction with the financial statements, and notes thereto, in the Company's Annual Report on Form 10-K for the year ended November 30, 1997.

2. Proposed Merger - At the Company's annual meeting of stockholders, held May 14, 1998, the Company's stockholders voted to adopt an Agreement and Plan of Merger, dated as of February 1, 1998 (the "Merger Agreement") and
   approved the merger described therein (the "Merger").   Pursuant to the
   Merger Agreement, the Company has agreed to merge with Harveys Acquisition Corporation, a Delaware corporation which is an affiliate of Colony Investors III, L.P., a Delaware limited partnership and controlled affiliate of Colony Capital, Inc. of Los Angeles,

    California ("Colony Capital").  Upon closing of the Merger, the Company
    will be an affiliate of Colony Capital.   The all-cash transaction
    values each of the approximately 10.1 million outstanding common shares of the Company at $28 and each of the approximately 0.7 million common shares of the Company underlying outstanding options to purchase common shares at $28 less the option exercise price per share. Closing of the Merger is subject to a number of conditions, including receipt of all necessary regulatory approvals, including those of Nevada, Colorado and Iowa gaming authorities. The Company's stockholders may receive additional consideration under certain circumstances. The additional consideration would be an amount in cash, without interest, equal to the difference, if positive, of (a) the product of (i) $1.96 times (ii) a fraction the numerator of which shall be the number of days elapsed from and including September 1, 1998 to and excluding the date the Merger closes and the denominator of which shall be 365, minus (b) the quotient of (1) the aggregated amount of all cash dividends paid on the Company's common stock during the period from and including September 1, 1998 to and excluding the date the Merger closes, divided by (2) the number of shares of the Company's common stock upon which the cash consideration is to be paid plus the number of shares of the Company's common stock underlying the stock options to acquire the Company's common stock upon which the cash consideration is to be paid.

3. Net Income Per Common Share - As of December 1, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. The Company has restated the prior periods net income per common share to conform with the provisions of SFAS No. 128. Basic net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is calculated by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares include restricted stock and stock options outstanding and exercisable for the purpose of calculating diluted net income per common share. The Company has no other potentially dilutive securities.

    A reconciliation of net income and shares for basic and diluted net income per common share follows (dollars in thousands, except per share amounts):


                                                          Three Months                        Three Months
                                                      Ended August 31,1998                Ended August 31, 1997
                                                      --------------------                ---------------------
                                                                       Per Share                         Per Share
                                                Income      Shares       Amount     Income     Shares     Amount
                                                ------      -------      ------     ------     ------     --------
    Basic net income per common share          $ 7,932     10,065,851    $ 0.79    $ 7,724    9,832,206    $  0.79
                                                                         ------                            -------
                                                                         ------                            -------
    Effect of dilutive securities                             199,176                            19,237
                                               -------     ----------              -------    ---------
    Diluted net income per common share        $ 7,932     10,265,027    $ 0.77    $ 7,724    9,851,443    $  0.78
                                               -------     ----------    ------    -------    ---------    -------
                                               -------     ----------    ------    -------    ---------    -------


                                                             Nine Months                                   Nine Months
                                                        Ended August 31, 1998                         Ended August 31, 1997
                                                        ---------------------                         ----------------------
                                                                               Per Share                               Per Share
                                                   Income         Shares          Amount        Income       Shares      Amount
                                                  -------         ------          ------        ------       ------      ------
    Basic net income per common share             $ 14,355      10,009,086        $ 1.43        $11,706    9,822,667      $ 1.19
                                                                                  ------                                  ------
                                                                                  ------                                  ------
    Effect of dilutive securities                                  204,370                                    12,630
                                                  --------      ----------                      -------    ---------
    Diluted net income per common share           $ 14,355      10,213,456        $ 1.41        $11,706    9,835,297      $ 1.19
                                                  --------      ----------        ------        -------    ---------      -------
                                                  --------      ----------        ------        -------    ---------      -------

4. Recently Issued Accounting Standards - The Financial Accounting Standards Board ("FASB") has issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes new standards for determining a reportable segment and for disclosing information regarding each such segment. A reportable segment is an operating segment: (a) that engages in business activities from which it earns revenues and incurs expenses, (b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker in deciding how to allocate resources and in assessing performance, (c) for which discrete financial information is available, and (d) that exceeds specific quantitative thresholds. SFAS No. 131 will be effective for the Company beginning December 1, 1998. On adoption, and to the extent practicable, segment information for earlier comparative periods will be restated. The Company anticipates, with the adoption of SFAS No. 131, it will expand its segment disclosures relative to its Nevada, Colorado and Iowa operations. The Company believes the segment information required to be disclosed under SFAS No. 131 will have no effect on the Company's consolidated results of operations, financial position or cash flows, but will be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each of its reportable operating segments.

   The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has issued Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires costs of start-up activities (commonly referred to as pre-opening costs in the gaming industry) to be expensed as incurred. The Company will be required to adopt SOP 98-5 beginning December 1, 1999, although earlier adoption is encouraged. On adoption, restatement of previously issued financial statements will not be permitted. The initial effect of adopting SOP 98-5 will be reported as the cumulative effect of a change in accounting principle. The Company has not yet determined if it will elect to adopt SOP 98-5 early nor has it determined what effect, if any, the adoption of SOP 98-5 will have on the financial position or results of operations of the Company.

5. Subsidiary Guarantors - The 10 5/8% Senior Subordinated Notes due 2006 (the "Senior Subordinated Notes"), issued by the Company are guaranteed by all direct and indirect subsidiaries of the Company (the "Subsidiary Guarantors") except for subsidiaries which are inconsequential. The guarantees are full and unconditional and are joint and several. The aggregate assets, liabilities, earnings, and equity of the Subsidiary Guarantors are substantially equivalent to the assets, liabilities, earnings, and equity of the Company on a consolidated basis. Separate financial statements and other disclosures concerning the Subsidiary Guarantors have not been included because management has determined they are not material to investors. If the Merger is consummated (see Note 2), under the terms of the Indenture governing the Senior

    Subordinated Notes, each holder of the Senior Subordinated Notes will have the right to require the Company to repurchase such holder's Senior Subordinated Notes at 101% of the principal amount plus accrued and unpaid interest to the repurchase date.

                                       EXHIBIT INDEX

EXHIBIT
NUMBER                                  DESCRIPTION

2.1 Agreement and Plan of Merger dated as of February 1, 1998 by and between Harveys Acquisition Corporation, a Nevada Corporation, and Harveys Casino Resorts, a Nevada corporation

3.1                 Articles of Incorporation of Harveys Acquisition
                    Corporation

3.2                 Bylaws of Harveys Acquisition Corporation

4.1                 Form of stock certificate

10.1 Memorandum of Understanding dated February 1, 1998 among Harveys Acquisition Corporation, a Nevada corporation, Charles W. Scharer, Stephen L. Cavallaro and John L. McLaughlin

10.2                Voting and Profit Sharing Agreement dated as of February
                    1, 1998 by and among Harveys Acquisition Corporation and the individuals and entities signatory thereto

10.3 Noncompetition and Trade Secret Agreement dated as of February 1, 1998 by and among Harveys Acquisition Corporation and the individuals signatory thereto

10.4                Form of Director and Officer Indemnification Agreement*

27.1                Financial Data Schedule

-----------------------------------------
*    To be filed by amendment